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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CSR PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 25 2007
THOMSON FINANCIAL

FILE NO. 82- 34982

FISCAL YEAR 12-29-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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DAT : 7/23/07

82-34982

4187346.

Changing the way the world connects

CSR ANNUAL REPORT AND FINANCIAL STATEMENTS 2006

12-29-06
AR/S

SIZE MATTERS

SCALE 1 1

CSR is the world's leading provider of Bluetooth technology to consumer product manufacturers
We win in our markets because of our leading-edge technology – including the tiny chip you see here –
together with our commitment to customer service and we will continue to win
as the market demands newer, convergent radio technologies

WHAT OUR CUSTOMERS DO WITH OUR CHIPS

THE POTENTIAL FOR SHORT-RANGE WIRELESS COMMUNICATIONS EXPANDS BY THE DAY AND OUR WORLD LEADING SINGLE CHIP MODEMS ARE ALLOWING COMPANIES TO PRODUCE AMAZING PRODUCTS HERE ARE SOME ESTABLISHED AND EMERGING AREAS WHERE OUR CHIPS PLAY A KEY ROLE

HANDSETS

Mobile phones are the universal portable device, and manufacturers need new wireless technologies to help them add new functions Bluetooth is well established in this market, and we're now working on 'dual mode' (cellular plus Wi-Fi) phones

MONO HEADSETS

Our share of this major Bluetooth market continues to grow, with devices that improve performance and lower costs This established application is now being joined by wireless headsets for VoIP (Voice over Internet Protocol) communications

PCs

The percentage of Notebook computers that are being supplied with Bluetooth is considerable and growing The wireless link is used in many ways, from mouse interfacing and synchronisation with cellphones, to audio connections

STEREO HEADSETS

2006 saw the introduction of numerous mobile phones that can use Bluetooth to stream stereo music wirelessly to headphones – our stereo headphone solution is the most integrated and offers the best audio quality for this growing application

AUTOMOTIVE

Our exciting new solution for the major market for hands-free telephony includes integrated echo/noise cancellation And this is just the first of many high volume applications in the automotive sector

MP3 PLAYERS

The newest MP3 players are going wire-free with Bluetooth – for stereo headphones – and some have the ability to act as a headset and/or hands-free accessory to a phone as well

WHAT MAKES US STAND OUT

SINGLE CHIP SOLUTIONS

We operate in some of the most competitive markets in the world, where success demands an extraordinary degree of silicon integration, and ease of use

From the outset, CSR has focused on ease of application, with software-rich, single chip wireless modem solutions We also provide example designs, to help our customers bring complete products rapidly into production

As well as standard Bluetooth and Wi-Fi chips, we make variants with additional functions that reduce the cost, space* and time to bring new products to market Our on-chip DSP and our FM tuner, for example, lower the cost of solutions for markets such as wireless stereo headsets, and phones with built-in radio receivers

KNOWING OUR CUSTOMERS

The wireless industry moves at an almost frantic pace, and competition between technologies is fierce

Our gifted team of designers has a long track record in making the right technology choices, and the right implementation decisions We also place great emphasis on understanding the needs and ambitions of our clients, striving to build partnerships that allow us to share and refine product roadmaps' – to our mutual benefit

To this end, we now have a presence in 10 countries, plus a large network of distributors, major R&D centres in Europe and the USA and almost all our offices provide local application support

EXPANDING OUR PORTFOLIO

Progress in short-range wireless communication technologies is catalysing an incredible array of new electronic products, and CSR has evolved rapidly from its Bluetooth roots to exploit these opportunities We have combined Bluetooth with an integrated FM receiver, launched a Wi-Fi chip, announced that we will be providing GPS to our customers for less than $1, confirmed that we will be producing UWB (Ultra Wideband) and announced our support for Wibree

These technologies open up many new applications, and enhance our growth potential substantially Our ability to offer a broad range of wireless technologies helps us deal with the world's largest electronic manufacturers, who seek out broadly based suppliers as trusted partners to help bring world-beating products to market

THE BEST ARCHITECTURE

CSR started life with a great idea – an innovation that allowed radio circuitry to be manufactured using low-cost CMOS technology, enabling us to produce single-chip solutions that combine radio and digital circuitry From day one, our chips were optimised for battery-powered applications

For product manufacturers, this has meant major cost savings, in terms of bill of materials and the physical space needed for new functions All, critically, for only a marginal increase in power consumption

Our focus on integrating as much circuitry as possible has now driven the evolution of five generations of Bluetooth, and two of Wi-Fi chips As a result over the last few years, we have solved a major problem for portable device designers, with innovations that allow multiple radios to co-exist

CSR IS CHANGING THE WAY THE WORLD CONNECTS IN 2006 WE SHIPPED OVER 50% OF THE WORLD S BLUETOOTH CHIPS AND WON AROUND 60% OF ALL BLUETOOTH-QUALIFIED PRODUCTS FROM PHONES AND HEADSETS TO MP3 PLAYERS GAME CONSOLES AND KEYBOARDS WE CONSISTENTLY PARTNER THE LEADING PLAYERS IN EVERY SEGMENT OF THE MARKET AND WE ARE WELL POSITIONED TO EXPLOIT MANY EMERGING OPPORTUNITIES BOTH WITHIN THE BLUETOOTH SECTOR AND BEYOND

CONTENTS

HOW WE COMPARE TO OUR COMPETITORS

TOTAL DESIGN WINS 2006
%

1	CSR	58%
2	Broadcom	20%
3	Other	17%
4	TI	5%

FINANCIAL AND OPERATIONAL HIGHLIGHTS

REVENUE
+45%
$705 million

GROSS MARGIN
46.6%

OPERATING PROFIT
+33%
$149 million

DILUTED EPS
+32%
$0 82 per share

OPERATING MARGIN
21%


REVENUE
$'000
704 695
486,531
253,146
67,622
2003
2004
2005
2006


R&D EXPENDITURE
$'000
109,313
60,340
27,583
16,584
2003
2004
2005
2006

WE GO WHERE THE TALENTS AND MARKETS ARE

AS THE WORLD S LEADING PROVIDER OF BLUETOOTH TECHNOLOGY TO CONSUMER PRODUCT MANUFACTURERS WE HAVE NEARLY 1 000 EMPLOYEES OPERATING OUT OF TEN COUNTRIES

01 DALLAS USA	02 DETROIT USA	03 CAMBRIDGE UK	04 AALBORG DENMARK
Employees 54	Employees 34	Employees 576	Employees 43

*Headcount data as at 2 February 2007

05	06	07	08	09	10	11
STOCKHOLM & LUND SWEDEN	**SOPHIA ANTIPOLIS FRANCE**	**BANGALORE. INDIA**	**SHANGHAI CHINA**	**TAIPEI TAIWAN**	**SEOUL SOUTH KOREA**	**TOKYO JAPAN**
Employees 52	Employees 12	Employees 120	Employees 11	Employees 25	Employees 21	Employees 21

CHAIRMAN'S STATEMENT

"2006 WAS A RECORD YEAR WE HAVE MAINTAINED OUR MARKET SHARE AND OUR CLEAR LEADERSHIP IN BLUETOOTH DESIGN WINS

CSR delivered another record year and strengthened its position in a fast growing but developing marketplace Our revenues grew by 45% to $705 million, we shipped over 250 million Bluetooth units and our diluted earnings per share were up 32% to $0 82

This was achieved despite the performance for the second half being tempered by over ordering from a key account, followed by a market shift to lower end phones (which do not yet contain the Bluetooth capability) which reduced anticipated sales As a result, our share price, having risen in the first half of the year to around the £12 00 to £14 00 mark fell back in the second half to the £6 50 level

New markets, including the Bluetooth market, exhibit high growth rates but are also volatile When growth is at the 100% level, as we have seen in previous years for CSR, the volatility element is masked as a consequence of supply constraints However, as growth rates fall back to 40-50%, still a high and very respectable growth rate for any business, this volatility becomes visible and the organisation needs to develop appropriately We have now strengthened our key account management, along with improving the understanding of the market dynamics within each of our Business Segments to ensure we are able to understand and anticipate changes better

Nevertheless 2006 was a record year We responded quickly to changes in market demand, began shipping UniFi products to address new emerging markets and maintained our clear design win leadership in Bluetooth at around 60%

Bluetooth remains our core strength and we believe that the market will continue to be strong in 2007 and beyond, driven by the global growth in mobile telephony Our ability to offer handset manufacturers increased functionality on a single chip will be the cornerstone of our future success Furthermore, our recent acquisitions of NordNav Technologies AB and Cambridge Positioning Systems Limited secures our position in GPS technology and will underpin our desire to incorporate location finder technology on the chip at a price far below that currently on offer

Of equal importance are applications beyond the phone handset and headset which show great promise Our recently announced partnership with Sony, to provide wireless technology for the PlayStation 3, is a landmark contract that extends our reputation for winning important business from category leaders

STRENGTHENING OUR INFRASTRUCTURE

Within CSR, we have strengthened the infrastructure as we move from a small business to a medium-sized company and now to a major player in the UK's technology sector

Chief among recent developments is the establishment of Business Segments which will bring sharper focus to our markets, aligning resources more accurately to opportunities

ERP is now fully functioning across the business, improving efficiency and enabling us to track products around the world from wafer assembly plants in the Far East to customers around the globe We have also strengthened our Human Resources function, putting in place several measures which will enable us to follow best practice, including the introduction of a company-wide performance evaluation process

CHANGES TO YOUR BOARD

John Scarsbrick is nearing completion of his first year as Chief Executive Officer John has taken the reins with skill and determination, bringing strong leadership to his position

We were delighted to announce the appointment of Sergio Giacoletto in January 2007 as a non-executive director As Executive Vice-President of Oracle Corporation Europe, Middle East and Africa, Sergio gives your Board the benefit of both proven management ability and extensive experience in high technology, international markets

I should also comment on my own position I joined the Board back in 2003 with the task of leading the Company into the public arena with our flotation in March 2004 and building a new board to serve the needs of a listed company and its new shareholders I have been proud and honoured to serve CSR as Chairman for the last three years Over that time, CSR has grown significantly from a company with revenues of $68 million, in 2003, to $705 million by 2006, whilst building a strong global position in the Bluetooth market and launching into other wireless standards with UniFi 802 11 a/b/g Your Board has also built a solid base of good governance but it is with these demands in mind and the time required that I am conscious that it is increasingly difficult to do full justice to the demands which CSR has rightfully placed upon my time As a consequence I have decided that I should stand down I am delighted that Ron Mackintosh, who has served on your Board since 2004 as a non-executive director, more recently as Chairman of the Remuneration Committee and who knows the Company well, will become Chairman on 2 May 2007 I know that in his capable hands the Board will further develop and give high quality leadership to the Company

LOOKING AHEAD

In 2006, CSR faced a number of challenges, not least a rigorous testing of our ability to respond to short-term variations in demand from major customers I am pleased to report that our response was immediate and aggressive In addition, the flexibility and speed of response from our manufacturing partners, TSMC and ASE was also critical and they receive our wholehearted thanks

I have no doubt that the wireless sector will continue to grow and present extensive opportunities to CSR The need to react to short-term issues with agility is well understood by your management team and the lessons learnt during 2006 will prove invaluable in the coming years

I wish to thank all our stakeholders for their support through the year Without the abilities and knowledge of our manufacturing partners, suppliers and customers we would not be able to translate ideas into the innovative applications that are transforming the lives of consumers worldwide

Finally, the Board's sincere thanks go to all our staff Whether they are based in Cambridge, Asia, Europe or the USA, the determination of our people to respond so well to the dynamics of the business is the single greatest reason behind our continued success

John Whybrow
Chairman

John Whybrow
Chairman

CHIEF EXECUTIVE OFFICER'S REVIEW

John Scarisbrick
Chief Executive Officer

2006 was a mixed year for CSR. Clearly our share price performance was disappointing. As previously reported, we experienced lower than anticipated demand for our headset chips starting in the third quarter. In the fourth quarter we saw the effects of a shift in mix to lower end phones at our customers – which further reduced demand below the level we expected. This was a challenging change for the Company to deal with. Importantly, these were not losses of share, or even the rate of design-wins – both of which remained generally strong throughout the period – rather they were shifts in end-consumer demand to which we had to respond. I'm pleased to say that CSR's management team rose to these short term challenges well, quickly reducing hiring, expenses and the orders on our foundry and assembly partners to slow inventory growth. This effective, disciplined approach when the going gets tough served us well and is an important organisational capability in the competitive and dynamic global markets we serve.

As well as responding to these shifts in our customers' demand, CSR continued to make real progress elsewhere. The Company grew diluted EPS by 32%, revenues by 45%, while winning more than 500 new Bluetooth designs world-wide – around 60% of the total – holding more than half the unit market and shipping over 250 million Bluetooth chips.

"WE CONTINUED TO BUILD A DIVERSIFIED CHIP BUSINESS AT CSR IN 2006 ON A COMMON FOUNDATION OF SUPERIOR RADIO CHIP SOFTWARE AND PACKAGING TECHNOLOGIES WE CONTINUE TO EXPAND THE DEPTH AND BREADTH OF THE MARKETS WE SERVE"

Our design-win market share was around three times that of the nearest competitor and over ten times that of the number three player We maintained a strong new product pipeline, starting extensive sampling and design-in of our 5th Generation Bluetooth devices and began customer shipments of UniFi, our first Wi-Fi solution

We continued to build a strong diversified chip business at CSR in 2006 On a common foundation of superior radio, chip, software and packaging technologies, we continued to expand the depth and breadth of the markets we serve This model has strong operational leverage So, for example, the technologies we develop for the mobile phone market also form the basis of the Bluetooth chips we use for our class-leading headset devices as well as those found in game console controllers like Sony's PlayStation 3, automotive applications and music players etc

This model, of foundation technologies serving multiple product market spaces, allows us to tailor our offering in each of these markets – for instance to encourage attach rates in the competitive space of lower end mobile phones and to develop the lowest cost system solutions for high performance headsets while effectively re-using much of our foundation technology investment This forms a strong combination of businesses serving diverse markets

CSR's vision is to change the way the world connects We see a specific opportunity here For some considerable time the 'last mile' the last connection between, originally, the traditional phone system and a customer's premises was the focus of innovation and market growth Digital connections proliferated through cable-modems, digital-subscriber-lines (DSL), wireless telephony and wireless local loop technologies Now we see that much of the growth and opportunity, much of the value, in the last mile is now behind us Where the real excitement, the real value opportunity lies, is in the last 25 metres – inside homes and offices This is about connecting the last mile broadband internet connection to a multiplicity of devices for audio, video and control It might be a Bluetooth headset allowing hands-free connection to a mobile phone, or an Internet Radio – classically styled as a consumer friendly table top appliance – tuning into an unlimited number of streaming audio sources It could include Bluetooth equipped TVs, sensibly muting when an incoming mobile phone call is detected, or long lasting VoIP (Voice over Internet Protocol) phones using the low cost tariffs of the next generation of phone service providers These will be demanding markets to create, needing the highest quality radios, with ultra-long battery life, extensive software and systems support and all delivered on low cost platforms – all CSR core strengths

The mobile phone market is the largest we serve and, not surprisingly, the most competitive We won nearly half of the GSM Bluetooth handset design-wins in 2006 – down slightly on 2005 The percentage of mobile phones attaching Bluetooth grew to over 35% for the year In this market we work with our customers to engineer our devices to the right price point to drive volume and attach rate, especially into lower end phones This involves using the smallest chip size, with lowest raw silicon cost technology and using our least expensive packaging – Wafer Level Chip-Scale Packaging (WLCSP) – a technology in which CSR leads the world CSR's Bluetooth chips have the highest performance radios, with the smallest packages and are keenly priced Together with a strong new product flow we expect a strong performance in the handset market in 2007 – with attach rates reaching between 40% – 50%

Our new product pipeline focusing on the mobile phone opportunity was strengthened in 2006 by the introduction of our 5th Generation BlueCore5 FM part, a state of the art Bluetooth chip integrated with a high performance stereo radio Multiple design-ins are underway We also developed UniVox Mobile – a solution to add VoIP into the GSM mobile phone space This will allow subscribers using phones with this technology to make low cost calls via VoIP operators like Vonage or Skype when near a supported Wi-Fi access

CHIEF EXECUTIVE OFFICER S REVIEW
continued

point In January 2007 we acquired NordNav Technologies AB and Cambridge Positioning Systems Limited to add more products to this pipeline The software based eGPS technology which CSR now has will allow the addition of the highest performance location capability on any CSR Bluetooth equipped phone for less than one dollar This is truly a breakthrough in price performance and will herald an era of ubiquitous location awareness in the coming years The flow of compelling new CSR wireless devices for the handset market will continue beyond these technologies We've announced support for Wi-Fi in combination with Bluetooth to be in a future variant – most likely when the uptake of Wi-Fi in phones moves from its current low levels We'll also add Wibree over time Wibree is entirely complementary to our Bluetooth technology and will extend the pervasion of wireless connectivity into completely new areas Ultra Wideband (UWB) is also on our roadmap for the mobile phone market UWB will allow the transfer of photos, videos or music files at the highest speeds ever achieved over a metre or so distance – and open up new business opportunities for CSR in this space

CSR's business model is to take these foundation technologies and re-use them across a diverse range of other markets – adding substantial revenue opportunities in the process This diversity is already very evident – with around 55% of CSR's 2006 revenue being beyond the mobile phone market in the headset, PC, Automotive and Consumer spaces

Beyond the handset market, we continued to make progress in the Bluetooth headset marketplace where we won more than four times the design-wins of all our competitors combined In this market we engineer complete solutions based on our foundation Bluetooth technology – ensuring that the headset manufacturer has the lowest possible cost for all the parts required to make a headset In this we have a distinct advantage – since we are able to include important functions like the battery charger circuits right on the same chip as the Bluetooth device

Again, new product introductions characterised our efforts in this market with the introduction of our 5th Generation Bluetooth technology in a headset variant– adding a powerful Digital Signal Processor (DSP) to the Bluetooth radio chip .In premium headsets, this DSP can be used to run special CSR software to reduce echo and background noise To further differentiate CSR's product offering, we also built a network of third party DSP software suppliers to add further noise cancellation, text to speech and other functions to CSR's headset solutions We are also introducing products to support the low cost mono headset market, specifically BlueVox QFN – a complete reference design that supports the highest audio quality levels that can be built by OEMs with an electronic bill of materials of less than $6 We expect entry level Bluetooth headsets to thrive in 2007 at the resultant attractive resale price points

Nowhere exemplifies the pervasion of wireless connectivity, however, more than our non-cellular business (PC, Automotive and Consumer) In 2006, the range of CSR Bluetooth enabled products in these markets was quite remarkable – ranging from the controllers in Sony's PlayStation 3 game console, to TomTom, Garmin and other Personal Navigation Devices, Samsung's world-first Bluetooth enabled Yepp T9 MP3 music player and a myriad of other devices The revenue contribution from these and other design-wins in 2006 was significant – and will grow considerably in 2007 The pace of pervasion is exciting – with new and novel applications frequently announced Recently the first TV with integrated Bluetooth was qualified by Samsung, and the leaders in the Voice-over-Wi-Fi and DECT cordless phone spaces,

Accton and SunCorp announced adoption of CSR's UniVox VoIP technology for their product ranges – opening completely new markets for CSR

CREATING THE RIGHT WORKING ENVIRONMENT

As you can see from the map on pages 4 and 5, we now operate in ten countries However, although our locations are diverse, CSR adopts a truly global approach to business and its customers You will often find engineers from labs in one geography working to help a customer in a completely different location, as it is routine to have complete solution development spread across a world-wide team collaborating together

At the end of 2006, CSR's headcount had increased to 923 from 688 a year earlier About 70% of our employees have technical qualifications – and some 60% are employed in new product research and development

We focus on attracting the most talented people – and then on creating an environment where the best people can do their best work Committed, motivated and given the flexibility to perform, our teams act quickly and execute at speed Above all else, the results outlined in this report bear testament to the dedication and expertise of our people

I would also like to take this opportunity to extend my thanks to John Whybrow, our Chairman, who will be stepping down at our forthcoming AGM John has been an excellent leader of the Board and has successfully overseen a sustained period of growth for the Company Ron Mackintosh, who has served as a non-executive director of CSR since 2004, will succeed John as Chairman Ron is also hugely experienced and I am confident will continue the high quality leadership of the Board to which we have become accustomed

FUTURE PROSPECTS

In 2007 we expect the Bluetooth market to continue to grow driven by increasing attach rates in mobile phones, pull through of headsets and the strong growth of Bluetooth beyond the mobile phone in computing, automotive, gaming and music devices Building upon its investments for the mobile phone segment, CSR will continue to diversify into associated markets

As a result of the extraordinary talent in CSR throughout the world, we continue to develop technologies that are changing the way the world connects Leveraging these leadership foundation technologies into diverse products and markets, we are developing the products and solutions to help our customers create the wireless products that consumers want We will continue to do this in 2007, growing and diversifying CSR's business

John Scarisbrick
Chief Executive Officer

WE ARE NUMBER 1 IN OUR MARKET

Ours is the most advanced technology available and, not surprisingly, it lies at the heart of many of the world's most innovative wireless products

We work with the market leaders in every category in which we operate From handsets and headsets to MP3 players, game consoles, satellite navigation systems, PCs and cars, CSR technology underpins the futures of the most demanding manufacturers

Our customers' leadership depends on our leadership

KEY ACHIEVEMENTS

- Nearly half of all Bluetooth qualified GSM handsets contained CSR's Bluetooth
- Over 84% of all headsets qualified contained CSR's Bluetooth
- Provided connectivity for Samsung's Bluetooth MP3 player, the Yepp T9
- Selected for the ground-breaking new Sony PlayStation 3

NUMBER 1 IN OUR MARKET
continued

WORKING WITH THE BEST

We hate wires Consumers hate wires So we work with the leading companies, on many of the most exciting developments in consumer electronics, to take the world wire-free

As you can see on these pages, the category leaders trust CSR technology Our client list includes

- Nokia – in handsets
- Motorola – in headsets
- Sony – in gaming
- Dell – in PCs
- TomTom and Garmin – in satellite navigation

HANDSETS

The handset market continues to drive our business

Competition is most active in the handset market However, although the chip pricing environment remains competitive, the differentiation and quality of the chip manufacturers' product offering is of high importance to the handset manufacturer in its choice of chip supplier Nearly half of all Bluetooth GSM handsets qualified during the year incorporated our chips and we continued to supply four of the top six mobile manufacturers

The attach rate - the percentage of handsets sold which feature Bluetooth technology – rose again in 2006 It has now increased from 14% in 2004 to 25% in 2005 to over 35% in 2006 We expect the attach rate to rise to between 40% – 50% in 2007 as low end phones start to incorporate Bluetooth

HEADSETS

During 2006, a total of 100 mono headsets were Bluetooth qualified Of these, we won 90, an impressive 90% of all mono headsets qualified In the same period, stereo headset qualifications numbered 57, with CSR winning 44, or 77% Overall, we succeeded in securing 84% of all headset design wins during the year

Manufacturers and consumers simply prefer the CSR experience – and it's an experience which is enhanced by our close working relationship with innovative companies through our Extension Partner Programme The Programme has enabled us to add 'best-of-breed' performance to our existing capabilities in many key areas including, speech recognition, text to speech and speech to text, noise suppression and echo cancellation, and HiFi quality at 'LoFi' prices

In early 2007 we produced a reference design for low cost mono headsets By reducing the electronic bill of materials to less than $6, we expect the selling price of mono headsets to fall and for consumer adoption to increase

PC AUTOMOTIVE AND CONSUMER

Our market share in the PC, Automotive and Consumer sectors is around 70% and provides diversity beyond our traditional handset and headset businesses

PC opportunities continue to grow fast with new wireless applications rapidly becoming established, such as streaming audio to headsets and transferring pictures between the PC and Bluetooth-enabled cameras, displays and printers

In MP3 players, we were proud to be chosen by Samsung as partners for one of the first wireless MP3 players, the innovative Yepp T9 player

The market for game console and controller chips is well over 100 million units per year and Sony, the category leader, specified CSR for the ground-breaking new PlayStation 3 Using our proprietary FastStream low latency technology, PlayStation 3 gamers experience the ultimate in response times For example, on a soccer simulation game, a virtual striker will shoot as soon as the appropriate button is pressed, with none of the delayed actions that can be experienced in other wireless systems The result? A better gaming experience for our customers' customers

In Automotive, in-car communications for Audi, BMW and Saab, among others, rely on CSR technology 2006 saw excellent growth in both the built-in and after markets, largely driven by interest in the CSR-equipped satellite navigation systems offered by TomTom in Europe and Garmin in the USA

"For the Xda Atom, we needed our Bluetooth partner to supply a complete silicon and software product which could co-exist with its radio function and ensure that there would be no issue of signal stability CSR engineers worked with us to provide exactly that, allowing us to minimise our design cycle and release the product in time for Christmas"

Nils Wallnas
Product and Service Vice President
O2, Asia Pacific

01
Sony specified CSR for the ground breaking new PlayStation 3

02
We have equipped satellite navigation systems for TomTom in Europe and Garmin in the USA

03
Our business continues to be driven by the handset market

04
We continued to win business in MP3 players including partnering Samsung with the Yepp T9 player

05
During the year we succeeded in 84% of all headset design wins

WE HAVE A KEENER COMPETITIVE EDGE

We help our customers bring new and exciting products to market

But why are ours the chips of choice? Why do category leaders such as Nokia, Motorola, Sony, Dell, BMW and many more choose to build relationships with CSR above all others?

One reason is because we – like they – are leaders With a history that extends back to the first days of Bluetooth, we pioneered many of the industry standards We are also technologists who understand what can be achieved and are inspired and energised by the challenge

But the primary reason concerns the technical excellence of our products

KEY ACHIEVEMENTS

- Launched a Wi-Fi chip
- Combined Bluetooth with an integrated FM receiver
- Announced that we will provide GPS to our customers for less than $1
- Confirmed that we will be producing UWB
- Announced our support for Wibree

A KEENER COMPETITIVE EDGE
continued

EXPLOITING OUR ADVANTAGE
The world's leading manufacturers trust CSR to consistently deliver competitive advantage in key areas

SIZE
Size matters With consumers demanding greater capability from smaller devices, size is a critical commercial battleground – particularly in sectors such as headsets and handsets CSR is the industry's pioneer, the first company to integrate all wireless technology on a single chip, and our current target is to reduce the size of a thin die from 670 um to a maximum of 400 um In 2006, we put FM radio on the chip and we're now helping customers incorporate GPS technology in their devices

COST
In our industry, cost is closely associated with size Essentially, our costs are lower because we generate more chips from a wafer, driving greater value from our investment The size of chip is the single biggest determinant of cost and we design smaller Secondly, we integrate as many technologies as possible onto the chip in order to provide greater design freedom and make it less expensive for customers to design and build around our products Finally, because CSR chips provide more reliable connections, we can deliver lower lifetime costs to manufacturers

POWER CONSUMPTION
Traditionally, capabilities such as Bluetooth can quickly drain batteries Not so with CSR chips In terms of power consumption, our products are equal to or better than the competition, typically using 20% to 50% less power For example a headset based on CSR technology can remain on standby yet use only one millionth of the power required by a 60W light bulb This means that our manufacturers can specify less powerful – and therefore smaller, lighter and less costly – batteries, which enables them to offer more attractive products and greater value to consumers

CO-EXISTENCE
The more wireless technologies incorporated into a handset, the greater the potential for communication problems Understandably, consumers – and therefore manufacturers – want both Wi-Fi and Bluetooth in a phone because each is a perfect solution to a different communication requirement For example, they may want to download video by Wi-Fi while talking via Bluetooth or stream video from a home library through Wi-Fi and listen to the soundtrack through Bluetooth But Wi-Fi and Bluetooth operate on the same frequency CSR's capabilities in Bluetooth and Wi-Fi mean that, using our solutions, both can be used simultaneously, with no noticeable degradation

INTEROPERABILITY
In a wireless world, communication is everything Our technology is proven both in the laboratory and in the marketplace In the laboratory, we have developed hundreds of workarounds In fact our Interoperability Test Library is the largest in the industry and has dealt with over 10,000 different interoperability issues Manufacturers know that with CSR, the connection will work Phones will work with headsets which will work with MP3 players which will work with PCs which will work with keyboards and so on

EASE OF DESIGN
We provide market-leading chips and the software that makes them work CSR is effectively a 'one-stop-shop', with chips and software – such as BlueCore – supplied together Interoperability is built into the chip, so it doesn't have to be designed into the device itself

FUNCTIONALITY
We help manufacturers seize market opportunities by constantly looking to build new functions into our design TV capability, GPS location technology, FM radio we go further than others to help our customers win new customers

"The Nokia Bluetooth Headset BH-800 was our first Bluetooth headset to feature Bluetooth v2 0+EDR and is designed to represent our 'culture of mobility' In order to achieve the highest standard of connectivity, the choice of a Bluetooth collaborator was simple CSR provided us with support and expertise in order to design a small headset with the most advanced technology and highest level of voice quality"

Razvan Olosu
Enhancements Vice President
Nokia

To find out more about cost visit **www csr com/ report/cost**

To find out more about power consumption visit **www csr com/ report/ powerconsumption**

To find out more about co-existence visit **www csr com/ report/coexistence**

To find out more about interoperability visit **www csr com/ report/ interoperability**

To find out more about functionality visit **www csr com/ report/functionality**

To find out more about echo cancellation visit **www csr com/ report/echo cancellation**

To find out more about noise suppression visit **www csr com/ report/noise suppression**

To find out more about audio enhancement visit **www csr com/ report/audio enhancement**

01
Smaller lighter and less costly chips enable manufacturers to offer more attractive products

02
Making smaller chips with more technologies helps our customers to design and build around our products

03
Our Interoperability Test Library in Cambridge is the largest in the industry

WE CONTINUE TO MEET CONSUMER DEMANDS

The world is going wireless This isn't just a prediction or a minor trend – it is a fact of business life in consumer electronics

Whatever new products or applications are developed to meet emerging consumer demands, there will be a key role for CSR technology to play in transforming great ideas into practical reality

MEETING CONSUMER DEMANDS
continued

TOMORROW
Bluetooth is the gold standard of wireless communication and CSR's understanding of the technology and dedication to its long-term development has changed the way the world connects

We remain committed to Bluetooth – at the same time, we will continue to invest resources to explore the potential of other wireless technologies in order to meet the demands of manufacturers

On these pages we feature a snapshot of some of the exciting technologies and applications that are likely to drive the consumer electronics marketplace in the coming years

WI-FI AND WIRELESS VOIP
Wi-Fi and Bluetooth are different, but they complement each other well Whereas Bluetooth is better at ad-hoc connections, Wi-Fi is more suited to an office environment such as downloading emails, transferring MP3 files, carrying wireless VoIP telephone calls and so on Although Wi-Fi is currently most closely associated with PCs and laptops as the technology behind wireless internet, in future it will form the heart of new telephony systems It will be possible to provide a seamless link from mobile to VoIP so consumers can use a single phone at home, in the car and at work

Our UniFi chip provides low power, small size and high performance Wi-Fi capabilities Our UniVox phone design reduces the manufacturing cost of a wireless VoIP phone to an electronic bill of materials from $24 and increases the battery life to over 20 hours on a call and over 400 hours waiting for a call Just as important, it offers the best Bluetooth co-existence, so Bluetooth and Wi-Fi can sit alongside each other in the same product

GPS
The early application for GPS technology in phones was in response to '911' legislation in the US This required location-finder capability to be built into handsets so that the emergency services could identify the location of a caller For the future, GPS has many interesting, highly creative possibilities

In terms of its traditional location-finder capability, a handset with a CSR chip incorporating GPS could be used for satellite navigation, helping consumers to find the nearest coffee shop, petrol station or hotel Beyond that, businesses could use GPS to communicate to potential customers in particular locations For example, a supermarket could text time-sensitive special offers to shoppers within a certain radius of the store

ULTRA WIDEBAND
UWB increases the speed of data transmission that Bluetooth can handle We aim to bring together the best of Bluetooth and the best of UWB by integrating both onto a single chip A key issue that we will resolve is the comparatively heavy power consumption of UWB

Our Bluetooth chips are already faster than our competitors' products With UWB, that speed will increase by up to a hundred times, dramatically extending the chip's possibilities For example, UWB-based Bluetooth will be able to upload and download vast multimedia files and handle tasks such as synchronising Outlook diaries between the PC and the phone with ease

WIBREE
Developed by Nokia, Wibree is an extension to Bluetooth that opens up new ways in which Bluetooth can be used How? Because Wibree offers greatly reduced power consumption and so can be incorporated in small devices that only require button batteries

As part of the Wibree consortium, we are working to incorporate Wibree technology on Bluetooth chips In the future, a simple mobile phone handset could act as a remote control device for central heating, TV, burglar alarm system and many more It sounds complex – but with our help it will become part of everyday life

WIRELESS PCs
A key focus during 2006 was our work with Dell and Microsoft to successfully develop the world's first Windows PC to ship with only a wireless keyboard

To find out more about Bluetooth visit
www csr com/ report/bluetooth

To find out more about Wi-Fi visit
www csr com/ report/wifi

To find out more about GPS visit
www csr com/ report/gps

To find out more about UWB visit
www csr com/ report/uwb

To find out more about Wibree visit
www csr com/ report/wibree

To find out more about FM visit
www csr com/ report/fm

"As the leader in headsets for business users, we understand the importance of delivering innovative products quickly. Partnering with CSR on the Voice Dongle solution enabled Plantronics to rapidly develop a fully interoperability tested VoIP product."

Chuck Yort
Business Solutions Vice President
Plantronics

and mouse. This has not been possible in the past because a wired keyboard and mouse have been necessary in order to install any wireless peripheral.

The Dell XPS M2010 is now in production and we are confident that in the future all PCs will ship with wireless peripherals.

THE CSR VISION
The move to wireless technology is unstoppable. Consumers want wireless applications, manufacturers are developing new solutions that meet those demands – and we are committed to remaining right at the front of the wireless industry.

Respected as the industry pioneer, recognised as the catalyst for an evolving marketplace and acknowledged as the leading voice in wireless communications, we have become established as a broader supplier of silicon into the phone. New, consumer-driven features such as GPS location-finder capability are being brought to market as a direct result of our design team's know-how and capabilities.

Looking ahead, we have the vision and the expertise to bring a new range of wireless technologies to market. Our portfolio and roadmap encompasses a broad spectrum of technologies for personal and local area networking. In every case – with every enhanced feature or new innovation we introduce – we become an increasingly valuable partner for the most demanding OEM and ODM customers.

The outlook for CSR remains excellent as we continue to offer complete systems solutions for wireless applications including software. Our future is rich with promise and we are poised to reap the rewards of market leadership as our industry pushes back the boundaries of wireless communication.

01
GPS could be used for satellite navigation in handsets

02
The Dell XPS M2010
The world's first Windows PC to ship with only a wireless keyboard and mouse

03
Wi-Fi, ideal for downloading emails, transferring MP3s and so on

BUSINESS REVIEW

"CSR ANNOUNCES RECORD RESULTS WITH REVENUE UP 45% TO $704 7 MILLION AND OPERATING PROFIT UP 33% TO $149 0 MILLION"

CSR plc is the holding company of an international group of companies with its headquarters in Cambridge, UK CSR plc listed on the London Stock Exchange in March 2004 and is a constituent of the FTSE 250 Index

PRINCIPAL ACTIVITIES

CSR designs and supplies single chip wireless devices Through its BlueCore range of products, CSR is the market leader in the supply of single chip solutions for Bluetooth wireless voice and data communications, providing low cost, high performance integrated circuits (IC's or silicon chips) to manufacturers of a wide range of electronic devices including mobile phones, headsets, laptop PC's, personal digital assistants (PDA's), PC peripherals, games consoles, stereo headphones, MP3 players and automotive based systems We supply over 450 end customers including Apple, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba CSR is also diversifying beyond Bluetooth, namely Wi-Fi, FM, UWB (Ultra Wideband), Wibree and with the recently announced acquisitions, Global Positioning Systems (GPS)

CSR is organised around its research and development team of 609 staff as at the year end (2005 454) The majority of these are based in Cambridge, UK, with teams in Aalborg, Denmark, Lund, Sweden, Dallas and Detroit in the US, Sophia Antipolis, France and Bangalore, India Our sales and marketing function is centred in Cambridge, UK with sales liaison offices in Dallas, in the US, Taipei, Taiwan, Seoul, South Korea, Tokyo, Japan and our new office in Shanghai, China which opened in November 2006

CSR is a 'fabless' semiconductor company All wafer fabrication, assembly and test, and shipping is subcontracted to Taiwan Semiconductor Manufacturing Company (TSMC) and Advanced Semiconductor Engineering (ASE) in Taiwan Manufacturing is currently located principally in Taiwan to minimise production cycle time and inventory, simplify logistics and to take advantage of a common language and culture During 2006, CSR expanded the number of TSMC wafer fabrication sites it uses to four different sites in Taiwan and a fifth in the USA Similarly, we plan to qualify an assembly and test site outside Taiwan in 2007 By increasing sourcing options, we are better placed to deal with any unplanned interruptions at any single location, as well as having access to additional capacity to respond to increases in demand

Paul Goodridge
Finance Director

We have developed excellent relationships at all levels with TSMC and ASE This has served us well and provided us with leading-edge manufacturing technology and strong support in satisfying capacity requirements and controlling costs Using this production process has enabled CSR to successfully ship over 500 million Bluetooth single chip devices, lifetime to date, whilst aggressive cost management has maintained margins as selling prices come down This encourages adoption of our technology in the products of current and potential customers

CSR sells to Original Equipment Manufacturers (OEM's) and Original Design Manufacturers (ODM's), principally through our own direct sales force and, in North America, through sales representatives We also market our IC's through a network of distributors

Our marketing efforts are supported by a team of applications engineers who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products

This support is generally provided without charge to customers who have the potential to purchase large volumes of products An important part of our marketing effort involves providing technical support to product developers to encourage them to design products using CSR's IC's For this purpose, we provide a range of development kits and tools

STRATEGY

CSR's objective is to be the supplier of choice of single chip solutions for wireless voice and data communications Key elements of our strategy include

Bluetooth in Handsets

CSR's core strength is in mobile handsets and our strategy is to maintain our position in this market We believe we are well positioned to develop hardware and software solutions to address the existing and future applications for Bluetooth in handsets and also in the wireless headsets with which they connect We plan to continue to offer increased software content to enable new products to provide complete solutions for customers The software also improves the robustness and flexibility of our solutions and helps to distinguish them from competing offerings CSR will continue to increase the functionality of our IC's and develop on-chip application software CSR will then be able to further reduce the total cost of our complete Bluetooth system to our OEM and ODM customers

Beyond Bluetooth in Handsets

We also plan to continue to add value beyond Bluetooth, in the mobile phone market We believe our single chip, radio frequency and software design expertise, combined with our knowledge of integrating wireless solutions with customers' products, positions us well to pursue opportunities for solutions in new and developing wireless communications standards Focussed on top tier and innovative ODM's, we are developing products that incorporate Bluetooth and other valuable features These add value by adding functionality to the Bluetooth chip to do things along with Bluetooth We are already doing this with FM, as well as our UniFi chip for SIP/IMS/VCC (session initiation protocol/ IP multi-media subsystem/ voice call continuity) and fixed mobile converged phones and hence extending the range of our products In addition we are working on UWB, for very high speed downloads, Wibree and with our recent acquisitions GPS

Beyond Handsets

The third element of our strategy is to take the products and technologies we have developed for handsets and develop, at relatively low cost, derivatives for other marketplaces We are already doing this in the PC sector, as well as games consoles, stereo headphones, MP3 players and automotive based systems

BUSINESS REVIEW
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COMPETITIVE ENVIRONMENT

The markets in which CSR operates are intensely competitive and are characterised by rapid technological change, evolving industry standards and declining average selling prices CSR's primary competition includes Broadcom and Texas Instruments

We provide our customers with a number of benefits ranging from small size, low cost and low power usage to excellent co-existence, interoperability, design and functionality All these areas are discussed in more detail on pages 18 to 19

OPERATING REVIEW

The Bluetooth market grew strongly in 2006 to over half a billion units from between 310 and 320 million in 2005 (2005 source IMS) This considerable growth was driven by increased attach rates in mobile phones with the associated pull through of headsets and more significant shipments into applications beyond the mobile phone including PCs, automotive and consumer devices

OPERATIONAL STATUS AND DESIGN WINS IN 2006

CSR has maintained its leading position in the Bluetooth market, with the majority of design wins listed on the Bluetooth website in 2006 CSR defines a design win as an end product or module listed on the Bluetooth com website identifying one of CSR's BlueCore parts as the Bluetooth solution being used As a rule these design wins will be an indicator of future revenue although some design wins are for products, such as mobile phones, which sell in more volume than others whilst some listed qualified products never go to production

In total, CSR won over 530 new designs in 2006 (2005 460) of which 49% (2005 59%) were in the cellular market (mobile phones and headsets) CSR's strong position with the top tier mobile phone manufacturers continued with notable wins with LG, Nokia, Motorola and Samsung

Revenue increased for the sixth consecutive year to $704 7 million and represented a 45% increase on 2005 revenue ($486 5 million)

Cellular
CSR believes attach rates of Bluetooth into mobile phones grew to over 35% in 2006 from 25% in 2005 CSR expects the mobile phone attach rate to increase to between 40% and 50% in 2007 As widely reported, the second half of 2006 saw a product mix shift away from mid and high end handsets which contain Bluetooth towards lower end handsets which do not yet contain Bluetooth The majority of new Bluetooth product qualifications in the handset segment were for mid and high end handsets Whilst the Bluetooth attach rate for low end handsets remains relatively low, we expect Bluetooth attach rates in the low end to increase BlueCore5 FM, CSR's integrated single chip Bluetooth with a high performance FM stereo tuner, was qualified in November 2006 Recent significant design-in activity for BlueCore5 FM (customer intent, supported by engineering programmes, to use CSR's Bluetooth products) give CSR confidence that it is well placed to benefit from an increase in attach rates in low end phones

In 2006, CSR achieved 122 of the 362 product qualifications in the mobile phone segment CSR once again performed strongly with top tier OEM's in the higher volume GSM (Global System for Mobile Communications) handsets with 99 of the 226 GSM mobile phone qualifications during 2006, which is 44% of all GSM mobile phone qualifications In the lower volume CDMA handsets CSR has a low market share as CDMA related qualifications continued to be in conjunction with Qualcomm for the analogue/RF only portion of the Bluetooth system In 2006 27% of all handsets qualified with Bluetooth were CDMA handsets

The headset market grew significantly in 2006 compared to 2005, driven by the proliferation of Bluetooth mobile phones and new legislation in many countries making it illegal to drive whilst using a mobile phone without a hands-free system For 2006 as a whole, CSR believes that the handset to headset pull-through was between 20% and 25% The headset market is prone to variable levels of promotional activity, double-ordering and inventory build In the second half of 2006 changing purchasing patterns at a headset customer led to CSR experiencing a lower level of demand than had originally been anticipated Overall, CSR believes that end customer demand for headsets remains strong with design activity reflecting this

CSR remains the clear market leader in the headset segment with 84% of all design wins in 2006 Our customers value our comprehensive system solution, low parts count and very long battery life CSR's close working relationship with innovative companies through its Extension Partner Programme, has enabled it to add 'best-of-breed' performance to existing capabilities in key areas such as speech recognition, text to speech and speech to text, noise suppression and echo cancellation CSR expects that headset attach rates will increase driven largely by the availability of low-cost headsets In Q1 2007, CSR has announced a reference design for such a headset with an electronic bill of materials of $6

CSR's leading position in the mono headset sector continued with 90% of qualified design wins (2005 89%) Notable design wins included Ben Q,GN Netcom (Jabra brand), Motorola, Nokia, and Samsung

2006 saw growth in stereo headphones which can be used for both phone calls and listening to music CSR expects this market to show strong growth over the coming years, as more phones incorporate MP3 players and more MP3 players include Bluetooth In the stereo headset market, CSR secured 77% (2005 69%) of the available designs for customers such as Motorola, Nokia, Jabra and Samsung

CSR has a strong new product pipeline for the mobile phone market In addition to the best performing BC5 FM part, CSR has announced a Bluetooth only ROM variant In addition design activity for UniFi, the industry's first single chip IEEE802 11a/b/g embedded solution, continues to be strong For the VoIP market, CSR has launched the UniVox reference design, which allows for a voice-over-Wi-Fi cordless phone to be produced for an electronic bill of materials from as low as $24 In February 2007, CSR launched UniVox Mobile which provides a simple, low cost strategy for developing dual mode handsets The dual mode handset employs Wi-Fi for indoor connectivity via access points but is also integrated with normal cellular connectivity for outdoor mobile calls CSR's UniVox Mobile provides a complete subsystem to add dual mode wireless VoIP to GSM/GPRS phones for the mass global market at the lowest cost and with the lowest power consumption CSR has been awarded significant design wins with Accton and SunCorp for phones based on the UniVox reference design The first UniFi silicon was delivered to customers in 2006 As we had expected, UniFi revenues in 2006 were modest and are expected to become more significant in 2007

CSR has also launched its ground breaking E5000 software GPS solution for mobile phones With technology coming from the NordNav Technologies AB and Cambridge Positioning Systems Limited acquisitions, this will allow the highest performance location technology to be integrated on a CSR equipped mobile phone for less than $1

Non Cellular

Bluetooth is increasingly being incorporated into applications beyond the traditional cellular segment including PCs, gaming, music and automotive In 2006, there were 398 end products and modules qualified in the non-cellular sector, 43% of all product qualifications

In the consumer sector, music and gaming applications have received significant media coverage in 2006 Bluetooth is being used in games consoles and Bluetooth connectivity for MP3 players is gaining traction, initially via plug-in adaptors enabling stereo headphones to be connected wirelessly CSR has won a number of designs for MP3 players including Samsung's innovative Yepp T9 player In the gaming sector CSR's Bluetooth chips are used in Sony's PlayStation 3 console and controller

The automotive market provides a significant growth opportunity as the number of car manufacturers offering Bluetooth connectivity increases CSR secured 75% (2005 77%) of all designs with automotive customers CSR technology is used by Audi, BMW and Saab, among others In addition to built-in Bluetooth, used predominantly for hands-free calls via the car HiFi system, there is a significant aftermarket serviced by clip-on handsfree Bluetooth devices 2006 saw strong growth in both the built-in and aftermarkets Growth in the aftermarket was largely driven by interest in the CSR-equipped satellite navigation systems offered by TomTom in Europe and Garmin in the US

The PC market for Bluetooth continues to grow with penetration of Bluetooth in laptops rising to over 20% in 2006 up from the high teens percent in 2005 We expect penetration rates to grow further as the stereo headphone market grows, VoIP calls using cordless headsets paired to PCs increases and the bandwidth of Bluetooth, using UWB, increases in 2007

BUSINESS REVIEW
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and beyond, allowing very fast file transfer CSR achieved a 100% (2005 71%) share of all laptop designs including Fujitsu Siemens, LG and Panasonic as well as more PC peripherals (including printers, cards and dongles) than any other competitor including with Dell and Canon

OPERATIONAL

To further support CSR's advanced production processes, production began to ramp up in 2006 at a fifth TSMC wafer fabrication facility in Washington, USA CSR is already qualified on four sites in Taiwan CSR is a world leader in WLCSP (Wafer Level Chip-Scale Packaging), giving our customers the smallest package sizes (ideal for slim phones), integrated modules and the lowest cost Working with our assembly and test partner ASE, CSR has further extended its lead in this technology with the development of the first 300mm wafer, fine pitch WLCSP solution for the BlueCore 5 and UniFi product families

RESEARCH AND DEVELOPMENT

CSR devotes substantial effort to research and development, which underpins and sustains our success We are conscious of the need to ensure adequate financial and human resources are available for research and development, and these issues and future planning are considered at operational level and at each Board meeting In 2006, research and development costs were $109 3 million (2005 $60 3 million) representing 15 5% (2005 12 4%) of turnover

We have the experience, skills and track record to design the software for GPS, UMA (Universal Mobile Access) and fixed-mobile converged phones and hence extend our range of products going forward In the longer term CSR's research and development expenditure is expected to reach at least 17% of revenue

PATENTS

As a result of our research and development efforts and recent acquisitions, CSR has over 100 granted patents and a significant number of further applications in progress At the year end, CSR was alerted to a complaint filed by the Washington Research Foundation in the Federal Court of Seattle, Washington alleging patent infringement against four companies Matsushita, Panasonic, Nokia and Samsung The complaint refers to certain U S patents owned by the University of Washington claimed to be relevant to Bluetooth chips CSR believes the suit is without merit in relation to CSR's Bluetooth chips CSR will defend its products vigorously and, to this end, moved to intervene in the legal action on 30 January 2007

EMPLOYEES

Headcount has increased from 688 at the end of 2005 to 923 at the end of 2006 This predominantly reflects continued investment in engineers to support new R&D projects and further recruitment in sales, marketing, applications engineering and operations to support business growth

CSR's employees are key contributors to its success We encourage good employee relations across all our operations and require that this is facilitated by regular meetings and scheduled briefings attended and supported by senior management

Regular Group-wide briefings are held with all staff In addition, scheduled meetings are held at team and department levels to consider commercial, strategic, financial and human resource issues Key findings from these meetings are discussed at a weekly meeting of senior management for CSR's operations worldwide These have been an important element in supporting our rapid growth CSR also operates a number of incentive plans, which enables employees to participate directly in the success of the business Subject to the discretion of the remuneration committee and the rules and applicable performance conditions of the incentive plans, employees can participate in the group's cash bonus and share option plans Employees are also encouraged to invest in the group through participation in the Save As You Earn ('SAYE') option scheme

We also recognise our responsibilities to ensure fair treatment of all employees in accordance with national legislation in the territories in which we operate Equal opportunities for appropriate training, career development and promotion are available to all employees, regardless of any physical disability, gender, religion, race, age or nationality In particular, having regard to their aptitudes and abilities, we give full and fair consideration to applications for employment received from disabled persons Where existing employees become less able bodied, it is the group's policy wherever practicable to provide continuing employment under normal terms and conditions Provisions for pension are available for all employees either through participation in the state pension schemes operated by the country in which the employee is resident or provision of a defined contribution pension scheme Such defined contribution schemes are maintained in accordance with legislative requirements, custom and practice and Company policy as appropriate

SOCIAL RESPONSIBILITY
CSR recognises the importance of social, environmental and ethical (SEE) matters and during 2006, continued to work towards compliance with the ABI disclosure guidelines on social responsibility This includes the Company's impact through its operations on the environment, on the safety and well being of our employees, and end users of our products as well as those who contribute to the process of the development and manufacture of CSR's products through its suppliers, distributors and customers

In January 2007, Cambridge Silicon Radio Limited achieved certification against the internationally recognised environmental management standard ISO 14001 As part of the environmental management system (EMS), the Company has defined and implemented an environmental policy and objectives, endorsed by the CEO and backed by the Board of Directors

The Company's environmental policy includes commitment to

- Employee consultation and training,
- Legal compliance and due consideration of other stakeholder environmental requirements, and future expectations, and
- Assessment of CSR's activities and product related environmental impacts to identify objectives and targets for continual improvement of environmental performance

CSR has, through assessment of its environmental impacts, identified objectives for the creation of programmes to improve its environmental performance in the following areas

- Fossil fuel energy consumption at its UK locations,
- Mains water consumption at its UK locations,
- Compliance with the restriction on the use of certain hazardous substances in electrical and electronic equipment ('RoHS') and related global market legislation, including exceeding RoHS requirements by including CSR manufactured test equipment in this programme,
- Creation of a programme to instigate substitution or reduction of environmentally harmful materials incorporated into CSR products to acceptable levels where practicable

European RoHS legislation came into force in July 2006 and CSR's standard integrated circuits are fully compliant CSR is also constantly monitoring and evaluating requirements of upcoming environmental legislation RoHS equivalent legislation in China and UK legislation related to the European Waste from Electrical and Electronic Equipment (WEEE) Directive are due to become effective in 2007 CSR is evaluating the impact of this new legislation upon our products and will put into place appropriate processes to ensure compliance as required Furthermore, CSR is also evaluating new 'greener' materials which go beyond the requirements of existing legislation to address future customer requirements CSR has processes in place to make sure customers are supported with up to date materials information and laboratory analysis to prove environmental compliance of CSR's products During 2006, CSR's environmental compliance processes have also been audited by a number of customers, which has resulted in CSR being accredited to their world class environmental requirements

CSR recognises the importance of ensuring that its key suppliers have appropriate policies and practices on SEE matters Key suppliers are selected and assessed based on certification to appropriate global standards, such as ISO 14001, OHSAS18001, and SA8000

FORWARD LOOKING STATEMENTS
The Annual Report contains certain forward looking statements Statements containing the words 'believes', 'intends', 'expects', 'plans', 'seeks', 'anticipates', and other words of similar meaning are forward looking These statements are made by the directors in good faith, based on the information available to them up to the time of the approval of this report By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future Actual results may differ from those expressed in such statements, depending on a variety of factors These factors include consumer

BUSINESS REVIEW
continued

and market acceptance of the Company's products and the products that use the Company's products, decreases in the demand for the Company's products, excess inventory levels at the Company's customers, declines in average selling prices of the Company's products, cancellation of existing orders or the failure to secure new orders, the Company's failure to introduce new products and to implement new technologies on a timely basis, the Company's failure to anticipate changing customer product requirements, fluctuations in manufacturing and assembly and test yields, the Company's failure to deliver products to its customers on a timely basis, disruption in the supply of wafers or assembly or testing services, the timing of significant orders, increased expenses associated with new product introductions, masks, or process changes, the commencement of, or developments with respect to, any future litigation, the cyclicality of the semiconductor industry, and overall economic conditions CSR undertakes no obligation to update the forward looking statements contained in the annual report or any other forward looking statements it may make

BUSINESS RISKS

There are a number of potential risks and uncertainties which could have a material impact on the Group's long term performance

Fabless Business Model

The Company uses independent suppliers to manufacture, assemble and test all of its products As a result, the Company's business model is less capital intensive TSMC, the world's largest semiconductor manufacturer is the Company's wafer foundry ASE performs all of the assembly and testing of CSR's IC's CSR is therefore reliant on these independent suppliers to provide the required capacity to manufacture, assemble and test all of its products and to provide high quality products on time

The Company maintains an internal manufacturing support group which directs product supply, helps ensure a high level of quality and reliability and works with the wafer foundry and production assembler to resolve issues

Product Design Cycle

The design cycle for the Company's IC's in Bluetooth enabled products can take up to 24 months to complete and volume production of products using the Company's IC's can take an additional six months or more This lengthy design cycle makes forecasting product demand and the timing of orders difficult for the Company In addition, the delays inherent in lengthy design cycles increase the risk that the Company's customers may seek to cancel or modify orders

Product recall or delays in new products

The Company's products are complex and may contain undetected hardware and software errors or failures when first introduced or as new versions are tested The resolution of these errors could cause the Company to invest significant capital and other resources and divert its technical staff from other development efforts If CSR delivers products with errors, defects or bugs, its credibility and the market acceptance and sales of its products could be harmed, causing significant customer relations and business reputation problems as well as potentially significant product recall costs

Transitioning to smaller geometry process technologies

To remain competitive, the Company expects to continue to transition its semiconductor products to increasingly smaller line width geometries This transition requires modification to the manufacturing processes and the re-design of some products as well as standard cells and other integrated circuit designs that may be used in multiple products This may result in reduced manufacturing yields, delays in product deliveries and increased expenses

Product Life Cycle, Declining Prices
The life cycle of the Company's IC's can be relatively short The average selling prices of the Company's IC's will generally fall over the product's life cycle

The Company's ability to increase turnover, therefore, depends on its ability to increase unit volume and to introduce new products that are accepted by customers

Terms of Sale
Sales are made under the Company's standard conditions of supply, in response to customer's purchase orders or under separately negotiated terms and conditions with certain customers

Industry practice does, however, mean that customers may from time to time seek to re-schedule and cancel orders on relatively short notice As a result, backlog may not be an accurate indicator of future turnover Customer order cancellations and changes in product specifications could result in a loss of turnover and excess inventory

Seasonality
Principally all of the Company's customer design wins have been in products with consumer electronic applications As a result, CSR expects its business to be subject to seasonality, with increased turnover in the period April to November with a slowdown in activity in December and into the first quarter of the following year

Cyclicality
The semiconductor industry is cyclical and has experienced significant downturns, often in connection with maturing products and declines in general economic conditions Such periods have reflected production overcapacity, excess inventory levels and accelerated erosion in average selling prices

New revenue sources
The Company's future success is dependent upon our ability to develop new semiconductor solutions for existing and new markets, introduce these products in a cost-effective and timely manner, and convince leading equipment manufacturers to select these products for design into their own new products

Reliance on success of customers' products
The Company relies on equipment manufacturers to select our products to be designed into their products Furthermore, even if an equipment manufacturer selects CSR's product, we cannot be assured that their product will be commercially successful As a result, sales of the Company's products are largely dependent on the commercial success of customers' products

Inability to protect the Company's intellectual property
The success of CSR depends on our ability to protect our intellectual property and trade secrets Despite prudent steps taken by the Company to protect its proprietary rights, third parties may attempt to copy aspects of CSR's products and seek to use information that CSR regards as proprietary There is a risk that the Company's means of protecting its intellectual property rights may not be adequate and weaknesses or failures in this area could adversely affect CSR's business

Infringement of third party intellectual property rights
Companies in the semiconductor industry often aggressively protect and pursue their intellectual property rights Claims against the Company could adversely affect our ability to market our products, require us to re-design products or seek licences from third parties, and seriously harm the Company's operating results In addition, the defence of such claims could result in significant costs and divert the attention of the Company's management or other key employees

Identification and successful integration of acquisitions
The Company expects to continue to review acquisition targets as part of its strategy Market conditions may lead to increased competition for targets and as a result higher acquisition prices or fewer value-creating prospects

The integration of acquisitions also involves a number of unique risks, including diversion of management's attention, failure to retain key personnel of the acquired business, failure to realise the benefits anticipated to result from the acquisition, system integration and risks associated with unanticipated events or liabilities

Management of the Company are constantly considering and reviewing risk In addition the Company has put in place formal processes for the identification and, where possible, the management of significant risks which are reviewed regularly by senior management This is formally reported on a regular basis to the Audit Committee, as a result of which the directors are aware of the potential cost and resources involved in managing these risks Details on the identification and management of risks are also addressed on pages 42 and 43 in the Corporate Governance Report

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of the Company's financial statements under IFRS requires management to make estimates and judgements that affect the reported amount of assets, liabilities, turnover and expenses, and related disclosure of contingent assets and liabilities On an ongoing basis, CSR evaluates estimates, including those related to uncollectable accounts receivable, inventories, investments, intangible assets, income taxes, financing operations, warranty obligations and contingencies and litigation

BUSINESS REVIEW
continued

The Company's estimates are based on historical experience and on various other assumptions that CSR believes to be reasonable under the circumstances, the results of which form the basis for making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources Because this can vary in each situation, actual results may differ from the estimates under different assumptions and conditions

CSR believes the following critical accounting policies and estimates are important in understanding the Group's Consolidated Financial Statements

Inventory valuation
Inventories are stated at the lower of cost and net realisable value Provisions for excess or obsolete inventory are recorded based upon assumptions about future demand and market conditions If actual market conditions are less favourable than those projected by management, additional inventory provisions may be required

Impairment of non current assets including goodwill
An annual impairment test is performed in respect of goodwill In addition CSR assesses its non current assets for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable Indicators of potential impairment include changes in the Group's strategy and business plans, failure to meet performance projections included in our forecasts of future operating results, and a slowdown in the worldwide economy or the semiconductor industry

The assessment for impairment entails comparing the carrying value of the non-current asset with the recoverable amount of the asset, that is, the higher of net realisable value and value in use Value in use is usually determined on the basis of discounted estimated future net cash flows Significant management judgement is required in the forecasts of future operating results that are used in the discounted estimated future net cash flows The estimates we have used are consistent with the plans and estimates that we use to manage our business

It is possible, however, that the plans and estimates used may be incorrect If our actual results, or the plans and estimates used in future impairment analyses are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges

Provisions and Liabilities
Provisions and liabilities are recognised in the period when it becomes probable that there will be a future outflow of funds resulting from past operations or events that can be reasonably estimated The timing of recognition requires the application of judgement to existing facts and circumstances, which can be subject to change

The carrying amounts of provisions and liabilities are reviewed regularly and adjusted to take account of changing facts and circumstances Any change in the carrying amount would result in a charge or credit to profit for the period in which the change occurs

Research and Development
Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed in the income statement as incurred

Where a product can be identified, its cost can be measured, it is technically feasible and it is probable it will generate future economic benefits, development costs are capitalised and amortised on a straight-line basis over the estimated useful life of the respective product The Company believes its current process for developing products is essentially completed when products have achieved the 'Transfer to Production' status as it is only then that technical feasibility of the products to be manufactured and sold to the commercial marketplace is confirmed Accordingly, development costs incurred after the establishment of technical feasibility have not been significant and, therefore, no costs have been capitalised to date Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred

Share options
The share option schemes allow Group employees to acquire shares of the Company

Share options granted before 7 November 2002
No expense is recognised in respect of these options The shares are recognised when the options are exercised and the proceeds received allocated between share capital and share premium

Share options granted after 7 November 2002 and vested after 1 January 2005
IFRS 2 'Share-based payments' is effective in respect of options and share awards granted after 7 November 2002 and which had not vested as at 1 January 2005 The Group issues equity-settled share-based payments to certain employees Equity settled share-based payments are measured at the fair value at the date of grant The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest The fair value of the majority of options granted is measured by use of a Black-Scholes model, taking into account the terms and conditions upon which the options were granted For certain share options which include total shareholder return related conditions, the fair value is estimated through the use of a Monte-Carlo simulation

The amount recognised as an expense is adjusted to reflect the actual number of shares that vest Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable The estimates of the number of shares that are expected to become exercisable are reviewed at each balance sheet date The impact of the revision of original estimates, if any, is recognised in the income statement and a corresponding adjustment to equity The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium (the balance) when the options are exercised

Share options and Taxation
In the UK and US the Group is entitled to a tax deduction for amounts treated as compensation on exercise of certain employees share options under each jurisdiction's tax rules This gives rise to a temporary difference between the accounting and tax bases and hence a deferred tax asset is recorded This asset is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Group's share price at the balance sheet date) with the share-based payment expense recorded in the income statement If the amount of estimated future tax deduction exceeds the cumulative amount of share-based payment expense at the statutory rate, the excess is recorded directly in equity, against retained earnings

As explained above, no share-based payment expense is recorded in respect of options granted before 7 November 2002 Nevertheless tax deductions have arisen and will continue to arise on these options The tax effects in relation to these options are recorded directly in equity, against retained earnings

REVENUE INCREASES BY 45%
$ Million


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2004
2005
2006

FINANCIAL REVIEW

REVIEW OF OPERATIONS

$ Million	2006 $ Million	2005 $ Million	Change 05/06
Revenue	704 7	486 5	+45%
Gross Profit	328 7	228 1	+44%
Gross Margin	46 6%	46 9%	
R&D	109 3	60 3	+81%
% of revenue	15 5%	12 4%	
SG&A	70 4	55 8	+26%
% of revenue	10 0%	11 5%	
Operating Profit	149 0	111 9	+33%
% of revenue	21 1%	23 0%	
Earnings per share ($) (Diluted)	0 82	0 62	+32%

Revenue increased for the sixth consecutive year to $704 7 million and represented a 45% increase on 2005 revenue ($486 5 million)

BUSINESS REVIEW
continued

CSR places significant focus on controlling product costs and during 2006, has aggressively reduced costs in line with average selling prices As a result, gross margins have been maintained at over 46% Operating costs have increased by 55% in 2006 over 2005 (2005 94%) as CSR continues to invest in R&D for current wireless solutions as well as new projects Investment in applications engineers and sales people continued during 2006 and general and administration costs have increased to support the growing levels of business

Operating profit was $149 0 million at 21 1% operating margin compared to $111 9 million and 23% operating margin in 2005

OPERATING PROFIT UP 33%
$ Million


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2005
2006

Investment income
Investment income increased to $6 1 million in 2006 compared to $3 2 million in 2005 as a result of increased levels of cash and cash equivalents, as well as higher UK and US interest rates

Taxation
The tax charge for the year was $43 2 million (2005 $31 2 million) giving an effective tax rate for the year of 28% (2005 27 3%) This is below the statutory rate of 30% principally due to the availability of enhanced tax relief on UK R&D expenditure

Earnings per share
Earnings per share (diluted) was $0 82 for 2006, an increase of 32% compared to $0 62 for 2005 Basic earnings per share was $0 86 compared to $0 67 for 2005

CASH FLOW

	2006 $ Million	2005 $ Million
Operating profit	149 0	111 9
Non cash items	28 4	12 4
Operating cash flows before movements in working capital	**177 4**	**124 3**
Working capital	(93 9)	(21 0)
Taxation	(17 8)	(8 1)
Interest paid	(0 2)	(0 2)
Net cash from operating activities	**65 5**	**95 0**
Treasury management	1 1	12 9
Acquisitions	–	(64 5)
Capital expenditure	(45 7)	(18 7)
Financing	(2 3)	0 2
Net cash inflow	**18 6**	**24 9**

During 2006 there has been a cash inflow of $18 6 million (2005 $24 9 million) Operating cash flow before movements in working capital contributed $177 4 million

(2005 $124 3 million), with movements in working capital resulting in a cash outflow of $93 9 million (2005 $21 0 million) This increase in working capital reflects the continued growth of the business and the higher levels of inventory as a result of revenue in the second half of 2006 being lower than our initial expectations

Capital expenditure of $45 7 million (2005 $18 7 million) reflects the continued investment in test and computer equipment and CAD software required to support current and future R&D projects as well as the purchase of production testers to enable more cost effective testing This expenditure represents 6 5% of revenue (2005 3 8%) CSR's longer term target for expenditure on tangible and intangible assets is estimated at 4% to 5% of revenue Net tax paid was $17 8 million (2005 $8 1 million) and cash outflow from financing was $2 3 million principally due to repayment of obligations under financial leases (2005 inflow of $0 2 million)

CAPITAL STRUCTURE AND LIQUIDITY

The issued share capital at 29 December 2006 was 130,206,208 ordinary shares of 0 1 pence each (2005 127,879,155) As a result of the funds raised through the initial public offering in March 2004 and the subsequent positive operating cashflows, CSR has a total of $147 5 million of treasury deposits, cash and cash equivalents at 29 December 2006 (2005 $124 4 million)

Dividend policy

The Company currently intends to retain future earnings to fund the development and growth of the business Any payment of future dividends will be at the discretion of the Board after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion

Foreign exchange and treasury policy

CSR has well defined and consistently applied policies for the management of foreign exchange and interest rate exposures There has been no change since the year end in the major financial risks faced by the Company The Audit Committee of the Board reviews and agrees policies for managing foreign exchange and interest rate exposure risks The Company's financial instruments comprise cash and cash deposits and items such as trade receivables and creditors which arise in the normal course of business It is the Company's policy not to enter into speculative transactions

OPERATING CASHFLOWS BEFORE MOVEMENTS IN WORKING CAPITAL INCREASE BY 43%

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2006

Substantially all of the Company's sales and costs of sales are denominated in US dollars, the Company's functional currency A majority of the Company's overhead costs and other fixed costs are denominated in sterling This exposure to different currencies would result in gains or losses with respect to movements in foreign exchange rates and the impact of such fluctuations could be material Accordingly, the Company enters into hedging transactions pursuant to which it purchases sterling under forward purchase contracts in order to cover the majority of its sterling exposure These transactions necessarily involve judgements and assumptions about future expense levels, and, as a result, do not entirely eliminate the Company's exposure to currency fluctuations Further, whilst the hedging transactions provide fixed currency rates for periods covered by the contracts, the transactions will not protect the Company from long term underlying movements in currency rates The average US dollar/sterling rate achieved in 2006 was 1 80 and 2007 contracts are in place at an average of 1 86

NET ASSETS UP 47%

$ Million


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2004
2005
2006

BUSINESS REVIEW
continued

FINANCIAL POSITION

	29 December 2006 $000	30 December 2005 $000
Non-current assets		
Goodwill	51,952	52,697
Other intangible assets	31,686	25,508
Property, plant and equipment	45,454	22,541
Deferred tax asset	11,350	18 137
	140,442	118,883
Current assets		
Inventory	106,470	69,672
Cash flow hedges	4,522	-
Trade and other receivables	101,822	75,287
Treasury deposits	30,000	25,000
Cash and cash equivalents	117,494	99 386
	360,308	269,345
Total assets	500,750	388 228
Current liabilities	(91,308)	(109,212)
Non-current liabilities	(3,233)	(1,979)
Total liabilities	(94 541)	(111,191)
Net assets	**406,209**	**277,037**

Goodwill arose on the acquisitions of Clarity and UbiNetics during 2005 Intangible assets include the net book value of the Group's software licences of $19 3 million (2005 $10 9 million) which support R&D, along with the $12 4 million of in-process R&D and customer contracts purchased as part of the acquisitions last year (2005 $14 5 million)

Trade receivables increased to $87 2 million (2005 $62 5 million) as a result of the increased levels of business Days' sales outstanding increased slightly to 45 days (2005 42 days)

Inventory stands at $106 5 million (2005 $69 7 million), which represents 105 inventory days This high level of inventory reflects a lower level of revenue in the second half of 2006 than expected when wafer orders were placed with our sub-contractors in Q3 Actions to address levels of inventory have been taken with our sub-contractors but with 13 to 18 week delivery lead times the impact from these actions will be mainly felt in Q1 2007 However, CSR aims to keep sufficient inventory to meet the often short customer order lead times in this industry which results in inventory days of between 75 and 95 days

ACQUISITIONS

CSR made no acquisitions during 2006, however two acquisitions were completed in January 2007

On 12 January 2007, the Company completed the acquisitions of the entire issued share capital of NordNav Technologies AB ('NordNav') and the entire issued share capital of Cambridge Positioning Systems Limited ('CPS') NordNav, based in Stockholm, Sweden, has been acquired for an initial cash consideration of $40 million A further cash consideration of up to $35 million may be payable subject to achievement of specified milestones CPS, based in Cambridge, UK, has been acquired for a total cash consideration of $35 million Both NordNav and CPS were private companies, with significant holdings by venture capital institutions The initial cash consideration for the acquisitions has been and any deferred consideration will be financed entirely from CSR's existing cash resources

These acquisitions, when combined, will allow CSR to provide software-based high performance GPS suitable for mass-market mobile handsets, PNDs (Personal Navigation Devices), PCs and other portable devices By adding this software to CSR's Bluetooth chips, CSR will be able to offer the most competitive, complete and technically advanced mobile GPS solution available at a very low additional cost CSR expects to offer its first GPS products during the first half of 2007 The acquisitions are a further step in CSR's strategy of diversification which already includes Wi-Fi, FM, UWB and Wibree

NordNav brings to CSR a world-class software based GPS solution CSR will combine this with CPS's specialised location system technology to deliver significant performance benefits over traditional standalone GPS offerings including the ability of the CSR solution to work indoors, in deep urban areas and provide a shorter location fix

As well as bringing a significant new product offering, the acquisitions will provide CSR with significant additional research and development engineering talent In total 37 employees have transferred to CSR from NordNav and CPS

Paul Goodridge
Finance Director

CORPORATE GOVERNANCE REPORT

STATEMENT OF COMPLIANCE

The Company supports the principles of corporate governance contained in the Combined Code on Corporate Governance which is appended to the Listing Rules of the Financial Services Authority

The Board is accountable to the Company's shareholders for good governance The Company has throughout the year complied with the majority of the provisions of the Combined Code – Principles of Good Governance and Code of Best Practice

The statements below describe how the Company has applied the principles identified in the Combined Code and areas where the Company is presently working towards compliance

THE BOARD

As at 29 December 2006, the Board comprised eight members all of whom served throughout the year, being the Chairman, Mr John Whybrow, four executive directors and three non-executive directors The four executive directors were Mr John Scarisbrick, Chief Executive Officer, Mr Paul Goodridge, Finance Director, Mr James Collier, Chief Technical Officer and Mr Glenn Collinson, Executive Vice-President
The non-executive directors, were Mr David Tucker, Mr Ron Mackintosh and Mr Anthony Carlisle The Board is satisfied that an appropriate balance was in place throughout the year to enable the Board to perform its responsibilities effectively

Mr Whybrow has acted as Chairman of the Company since its flotation in March 2004 To coincide with the completion of his three year term of appointment, Mr Whybrow indicated in the Autumn of 2006 that he wished to stand down as Chairman and from the Board at a future date, and it was agreed that the Board should take steps to identify a new chairman to take the position during 2007

The appointment to key positions within the Company has received attention as part of succession planning The Board as a whole was asked to contribute to the consideration of a suitable replacement, and Mr Tucker as Senior Independent Director co-ordinated the process of discussions with each director

It was determined that knowledge of the sector in which the Company operates and continuity were key considerations in identifying a suitable replacement After due consultation, it was determined that Mr Mackintosh, an existing non-executive director and chairman of the Remuneration Committee should be invited to take the position of Chairman of the Board In arriving at this decision the Board had due regard for Mr Mackintosh's independence and his considerable experience in both senior executive and non-executive capacities in international technology companies The Board had also given due consideration to Mr Mackintosh's experience and knowledge of CSR, where he has been a non-executive director since May 2004

Mr Mackintosh did not participate in the decision to invite him to act as Chairman of the Board

The Board discussed with Mr Mackintosh his commitments as chairman designate of Northgate Information Solutions plc, non-executive director of software company royalblue group plc, chairman of software company SmartStream Technologies Ltd and chairman of Differentis, a privately owned IT consultancy which he co-founded in July 2000 The Board is satisfied that Mr Mackintosh is able to devote the necessary time commitments to the role of Chairman of the Board

To assist in an orderly handover, Mr Whybrow has agreed to remain as Chairman until the conclusion of the Annual General Meeting to be held on 2 May 2007 when he will stand down from the Board Mr Mackintosh will assume the role of Chairman Designate with effect from 22 February 2007 and will be appointed as Chairman with effect from 2 May 2007 His appointment will be for a three year term For the present, Mr Mackintosh will remain chairman of the Remuneration Committee, but it is the intention that he will relinquish the position during the course of the current financial year, although he will remain a member of the Committee He will also continue as a member of the Nomination Committee and will take the role of chairman of that committee with effect from 2 May 2007 He will stand down as a member of the Audit Committee, but may attend meetings by invitation

With effect from 4 January 2007, Mr Sergio Giacoletto was appointed a non-executive director As a result of Mr Giacoletto's appointment, the proportion of non-executive directors represents half the Board As a consequence of Mr Whybrow standing down from the Board in May 2007 and Mr Mackintosh's appointment as Chairman, the proportion of non-executive directors will not comply with the Code It is the intention of the Board to appoint an additional non-executive director during 2007

Mr David Tucker is the Senior Independent Director Mr Goodridge has throughout the year been the director responsible for health and safety within the Group The directors possess diverse business experience in spheres complementary to CSR's activities, as well as other sectors Biographies of the directors are shown on page 44 Mr Brett Gladden served as Company Secretary throughout the year

The division of responsibilities between the non-executive Chairman and Mr Scarsbrick, CEO is sufficiently clear in the opinion of the Board that it is not required that they be formally documented

In accordance with the provisions of the Combined Code, consideration has been given to the independence of all the non-executive directors The Board considers all the non-executive directors to be independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement

The Board meets regularly during the year as well as on an ad-hoc basis as required by time critical business needs The Board is responsible to shareholders for the effective and proper management and control of the Company and has a formal schedule of matters reserved for its decisions Its primary roles are to determine and review Company strategy and policy, consider acquisitions and disposals, assess requests for major capital expenditure and give consideration to all other significant financial matters This process is undertaken following discussions in conjunction with senior executive management who in turn are responsible for the day to day conduct of the Group's operations and for reporting to the Board on the progress being made in meeting the objectives The Board met eight times during the year and the attendance of each of the directors is shown on page 43

During the year, as part of its formal business, the Board reviewed a paper prepared by the Company Secretary which summarised the findings of the detailed Board performance evaluation conducted in 2005 and the actions taken during 2006 arising from that review The Board considered each of the findings and discussed the extent to which areas which that review had identified as benefiting from attention had been satisfactorily addressed This included the opportunity provided to the Board to meet with senior management below Board level, greater opportunities for the executive and non-executive directors to meet outside of routine Board business and the degree of rigour applied to succession planning

In each of these areas, progress had been made, with members of senior management invited to attend and report to the Board on their areas of responsibility at each board meeting, time allotted to informal meetings of the directors and a presentation to a meeting of the Nomination Committee on succession planning across all functional areas through to Board level The Board was also satisfied that the other areas identified had received appropriate attention

The overall conclusion was that the Board and its Committees were performing appropriately

The Chairman holds regular meetings with all the directors individually In addition, prior to the year end, the Chairman held a meeting with the non-executive directors to discuss the performance of the executive directors

In accordance with the Company's Articles of Association, all directors are required to retire and submit themselves for re-election at least once every three years It is the policy of the Board that non-executive directors are appointed for an initial term of three years, following which it will be reviewed and as appropriate, extended for a further period not exceeding three years Non-executive directors should not generally serve for more than nine years

During 2007 the letters of appointment for Mr Tucker, Mr Whybrow and Mr Mackintosh have fallen or will fall due for review following the completion by each of their initial three year term of appointment

The letter of appointment for Mr Tucker has been extended for a 2 year period to 24 January 2009 As a result of the decision that Mr Whybrow is to stand down from

CORPORATE GOVERNANCE REPORT
continued

the Board following the Annual General Meeting on 2 May 2007, his existing letter of appointment which expires in March 2007 has been extended until 2 May 2007 A new letter of appointment will be entered into for Mr Mackintosh reflecting his appointment to the position of Chairman

On appointment, all directors are advised that they have access to the advice and services of the Company Secretary and, in addition, that they are entitled to seek independent professional advice in the furtherance of their duties, if necessary, at the Company's expense

In accordance with the Company's Articles of Association, directors are granted an indemnity from the Company to the extent permitted by law in respect of liabilities incurred as a result of the performance of their duties in their capacity as directors to the Company The indemnity would not provide any coverage to the extent that a director is proven to have acted fraudulently or dishonestly The Company has also arranged insurance coverage in respect of legal action against the directors and officers

COMMUNICATIONS WITH SHAREHOLDERS

Principally via the executive directors, the Company seeks to build on a mutual understanding of objectives with its major shareholders through regular meetings and presentations following announcements of each quarter's results The Senior Independent Director, Mr David Tucker, is available to meet institutional shareholders should there be unresolved matters they wish to bring to his attention During the year, Mr Mackintosh met with shareholders to discuss the policies of the Remuneration Committee Although the non-executive directors are not asked at present to meet with the Company's shareholders as a matter of course, their attendance at the Annual General Meeting is required Corporate information is also available on the Company's website, www csr com

COMMITTEES OF THE BOARD

The Board has three committees, Remuneration, Audit and Nomination During the year, the Chairman and non-executive directors were each members of the Remuneration, Audit and Nomination Committees As a result of the amendment made during the year to the Combined Code which allows the Chairman of the Board to sit on the Remuneration Committee where he is considered independent at the time of appointment, it was decided that Mr Whybrow should attend the meetings as a member, rather than by invitation Mr Mackintosh is presently chairman of the Remuneration Committee There is no immediate intention for Mr Mackintosh to relinquish this role, notwithstanding that he will be taking on the role as Chairman of the Board with effect from 2 May 2007 It is however the intention of the Board to keep this matter under review in connection with the intention of the Board to appoint an additional non-executive director during 2007

Mr Whybrow remained a member of the Audit Committee throughout the year This was considered appropriate in view of his experience in similar roles in other companies and the contribution he provided to the business of the committee With effect from 4 January 2007 and the appointment to the Audit Committee of Mr Giacoletto, Mr Whybrow has stood down as a member of the Committee but may continue to attend meetings by invitation In accordance with the Combined Code, the duties of the Committees are set out in formal terms of reference These are available from the Company Secretary and can be found on the Company's website, www csr com Membership of the Committees is shown on page 44 The Company Secretary acts as secretary to each of the Committees

REMUNERATION COMMITTEE

Mr Ron Mackintosh is the Chairman of the Remuneration Committee The other members of the

Committee at 29 December 2006 were Messrs Carlisle, Tucker and Whybrow With effect from his appointment, Mr Giacoletto is also a member of the Committee

The principal function of the Committee is to establish and review the terms and conditions for the executive directors, and the overall policy framework for the remuneration of other senior executives and the Group as a whole The Committee met three times during the year and the attendance of its members is shown in the table on page 43

The report to shareholders on how directors are remunerated, together with details of individual directors' remuneration are shown on pages 49 to 58

NOMINATION COMMITTEE

Mr John Whybrow is the Chairman of the Nomination Committee The other members of the Committee at 29 December 2006 were Messrs Carlisle, Mackintosh and Tucker With effect from his appointment, Mr Giacoletto is also a member of the Committee

The Committee meets as appropriate to consider appointments to the Board and to consider succession planning at senior levels within the Company The Committee reviews the composition of the Board, particularly in relation to the diversity of skills, experience and term of office and seeks to ensure that both executive and non-executive directors have the necessary skills and attributes for the future success of the Group The Committee retains external search consultants as appropriate and during 2006 engaged Career Mentoring International to assist in the appointment of an additional non-executive director which was completed with the appointment in January 2007 of Mr Giacoletto

During 2006, the Committee met a total of eight times, seven of which were as part of the formal business of the Board, to discuss the appointments of a non-executive director and separately on one occasion to discuss in detail succession planning throughout the organisation, which meeting Mr Scansbrick also attended

AUDIT COMMITTEE

Mr David Tucker is the Chairman of the Audit Committee The other members of the Committee at 29 December 2006 were Messrs Carlisle, Mackintosh and Whybrow With effect from his appointment, Mr Giacoletto is also a member of the Committee The Board is satisfied that Mr Tucker, a chartered accountant with extensive experience through his past and present involvement as chairman of the audit committees of various listed companies, brings recent and relevant experience to the Committee Mr Whybrow, Chairman of the Board also served on the Committee The Board considers this to have been appropriate, given his experience in other listed companies as well as the contribution to and the benefit derived from his participating in matters which the Committee considers With the appointment of Mr Giacoletto on 4 January 2007 to the Board and all of its Committees, Mr Whybrow has stood down as a member of the Audit Committee The experience and expertise of the members of the Committee are summarised on page 44 The attendance of its members is shown in the table on page 43

The Committee met five times during the year and reported its conclusions to the full Board The Committee invites the Chief Executive Officer, the Finance Director, the Internal Auditor and senior representatives of the external auditors to attend meetings as appropriate to the business being considered In addition, the Committee has the right to invite any other employees to attend meetings where this is considered appropriate

The Committee is responsible for the development, implementation and monitoring of the Company's policy on external audit and for overseeing the objectivity and effectiveness of the auditors

The Committee recommends the appointment and re-appointment of the Company's external auditors and considers the scope of their audit work, the terms of their appointment, their fees and the cost effectiveness of their work During 2006, as part of its formal business, the Committee met on four occasions with the external auditors On two occasions the Committee also held separate meetings with the external auditors at which no executive director or employee of the Company was present

The Committee is aware of and has approved the audit and non-audit services which have been provided by the Company's external auditors, Deloitte & Touche LLP during 2006 Those non-audit services concerned advice on tax matters which was considered to be appropriate, given their in-depth knowledge of the affairs and financial practices in the Group The Committee is satisfied that, notwithstanding this work, Deloitte & Touche LLP have retained objectivity and independence during the year

Deloitte & Touche LLP have been the Company's auditors since July 2002 and the cost, scope and effectiveness of the audit are reviewed regularly In 2005 the Board requested that a formal review of the external Auditor be undertaken with due regard for good governance and to ensure shareholders are receiving the best available service

This review commenced in December 2005 and was completed in March 2006 Following the review, the Board concluded that it was appropriate to recommend to shareholders that Deloitte & Touche LLP be re-appointed and this was approved at the Annual General Meeting held on 2 May 2006

CORPORATE GOVERNANCE REPORT
continued

In relation to the appointment of external auditors and in order to safeguard auditor independence and objectivity, the Committee has a policy of permitted services which details the services that can be provided by the Company's auditors and those services which require specific approval by the Committee The policy also details services that the Company's auditors are not permitted to provide The policy has been complied with throughout the year

The Committee reviews, where practicable, all proposed announcements to be made by the Company to the extent they contain financial information The Committee also monitors and reviews the effectiveness of the Group's internal control systems, accounting policies and practices, risk management procedures and compliance controls as well as the statement on internal controls before they are agreed by the Board for each year's annual report

The Chairman of the Committee attends the Company's Annual General Meeting to respond to any shareholder questions that might be raised concerning the Committee's activities

INTERNAL CONTROL

Philosophy and policy

The objective of the directors and senior management is to safeguard and increase the value of the business and assets of the Company Part of this objective requires the development of relevant policies and appropriate internal controls to ensure proper management of the Company's resources and the identification of risks which might serve to undermine them

The Board is ultimately responsible for the Company's system of internal control and for reviewing its effectiveness The systems and processes established by the Board are designed to manage, rather than eliminate the risk of failure to achieve business objectives and provide reasonable, not absolute, assurance against misstatement or loss

The Board has delegated responsibility for the review of practices and procedures to the Audit Committee The Company's senior management, in conjunction with external advisers are responsible for undertaking periodic reviews of the suitability of current systems on which they report to the Audit Committee

The Audit Committee reviews the findings to ensure the effectiveness and efficiency of the processes implemented by senior management This includes discussions with senior management of the Company and consideration of reports that have been submitted These findings are in turn discussed by the full Board The Board is satisfied that this process accords with the internal control guidance for directors set out in the Turnbull Report 'Internal Control Guidance for Directors on the Combined Code' and that through its interface with management, the Board is aware of the major risks facing the Company and the steps taken by the Company where possible to mitigate such risks The risk evaluation process described in this report has been in place for 2006 and up to the date of approval of the annual report and financial statements

MANAGING RISKS

A summary of the structures and processes in place to identify and manage risks across the Group are set out below and opposite

Risk profiling

There is an ongoing process to identify and evaluate risks faced by the Company, through the conduct of regular meetings by the Company's senior management Findings are reported to the Audit Committee together with recommended actions and a timetable for implementation A list of prioritised risks is refreshed on a regular basis to reflect changes to the business and any observations or proposals arising from events since the last review The schedule, along with other management information, is used to develop an overall assurance plan for the Company

Controlling risk
The Company has policies which address a number of key business risks, including financial, treasury and health and safety The policies are made available to relevant employees through policy manuals, an intranet site and also via employee briefings on specific topics as appropriate

During 2006, a formal review of the Company's treasury policies was undertaken by Ernst & Young LLP, the results of which were reported to a meeting of the Audit Committee The report concluded that overall practice within the Company was acceptable Where the report identified areas which might benefit from improvement, action is being taken and progress is reported to meetings of the Audit Committee

The Company also has a formal whistle-blowing policy which was up-dated during 2006 and has been communicated to employees The policy provides information on the process to follow in the event any employee feels it appropriate to make a disclosure The Audit Committee received a report on the revised policy and the process for its communication to employees prior to its release As a result, the Committee is satisfied that the policy provides an adequate basis for employees to make representations in confidence to the Company and for appropriate and proportionate investigation

The Group carries out a programme of management self-assessments over the status of key business risks through formal reviews which consider the risks faced by the business, how these might be mitigated and who within the Company is responsible for implementing agreed actions Where appropriate, external advisers are appointed in order to support this process

MONITORING AND MANAGING THE STATUS OF RESIDUAL RISK
The actions arising from external and internal assessments are consolidated and during 2006 the results were reported to the Audit Committee

The Committee assesses the findings and proposed actions for addressing residual risks and also advises on areas for further attention

INTERNAL FINANCIAL CONTROLS
The Company has a comprehensive system for regular monitoring and reporting of financial performance and assessing the adequacy of the Group's systems of internal controls Risk assessment and evaluation is an integral part of the annual planning cycle This includes assessment of the Group's strategic direction, objectives and financial returns and the risks in achieving them

As part of the planning cycle, a detailed budget is prepared by management and thereafter is reviewed and formally adopted by the Board The budget and other targets are regularly updated via a rolling forecasting process and regular business review meetings are also held involving senior management worldwide, at which the Company's overall performance is assessed The results of these reviews are in turn reported to and discussed by the Audit Committee and the Board at each meeting A summary of the key financial risks inherent in the Company's business is given on pages 30 to 33

These processes are supported by discreet reviews conducted by external advisers, as determined by the Committee, in addition to the routine audits

During the year, the Committee reviewed the effectiveness of the Group's internal audit function, its relationship with the external auditors and oversaw the development of the function during the year since the appointment of an internal auditor in October 2005 The Committee approved the internal audit plan and at subsequent meetings, reviewed progress against the plan The Committee considered the results of the audits undertaken by the internal audit function and the adequacy of management's response to matters raised

The Board confirms that it has reviewed the effectiveness of the system of internal controls for the 52 weeks ended 29 December 2006

ATTENDANCE AT MEETINGS
The table below shows the attendance of each of the directors at meetings of the Board and its Committees held during the 52 weeks ended 29 December 2006 A comprehensive file of briefing papers and a meeting agenda is provided for each director in advance of each meeting Decisions are taken by the Board, in conjunction, where appropriate, with the recommendations of its Committees and advice from external consultants and executive management In addition, during those months when a Board meeting is not scheduled, a pack of management reports, including financial analysis is sent to each of the directors

	Board	Audit	Remuneration	Nomination
No of Meetings	8	5	3	8
J S Hodgson[1]	1	–	–	–
J C Scarisbrick	8	–	–	–
J D Y Collier	8	–	–	–
G Collinson	8	–	–	–
P G G Goodridge	8	–	–	–
A Carlisle	6	3	2	6
R Mackintosh	8	5	3	8
D Tucker	6	5	2	8
J W Whybrow	8	4	3	8

[1] Stepped down from the Board 28 February 2006

ANNUAL GENERAL MEETING RESOLUTIONS
The resolutions to be proposed at the Annual General Meeting to be held on 2 May 2007, together with explanatory notes, appear in the separate Notice of the Annual General Meeting, which has been sent to all registered shareholders

By Order of the Board
Brett Gladden
Company Secretary
21 February 2007

BOARD OF DIRECTORS

01 John Whybrow ●▲
Chairman, Chairman Nomination Committee
John Whybrow has served as a non-executive director of the Company since December 2003 and was appointed Chairman in March 2004 Having spent the majority of his career with Philips Electronics, he was appointed President & CEO of Philips Lighting Holdings BV based in Holland in 1995 becoming Executive Vice-President of Royal Philips Electronics NV and member of the Board of Management in 1998 He returned to the UK in 2002 becoming chairman of Wolseley plc having been a non-executive director of the company since 1997 He is also a non-executive director of DSG international plc Mr Whybrow is a graduate of the Imperial College London where he completed a degree in Mechanical Engineering He also has an MBA from Manchester Business School Age 59

02 John Scarsbrick
Chief Executive Officer
John Scarsbrick was appointed Chief Executive Officer on 1 March 2006, having been Chief Executive Officer Designate since 1 December 2005 Mr Scarsbrick joined the Company in June 2004 as a non-executive director He has extensive experience in the telecommunications and semiconductor sectors, having worked for Texas Instruments for 25 years in a variety of senior roles including President TI Europe and a Senior Vice-President of Texas Instruments Inc responsible for TI's $5 billion Application Specific Products chip business and led the team which created TI's Digital Signal Processor business Prior to TI, Mr Scarsbrick worked in electronics systems design roles at Rank Radio International and Marconi Space and Defence Systems in the UK He is a non-executive director of ARM Holdings plc and Intrinsity Inc Age 54

03 James Collier
Chief Technical Officer, Co-founder
James Collier has served as the Company's Chief Technical Officer since CSR's establishment in April 1999 Mr Collier is a co founder of CSR Between 1984 and April 1999 Mr Collier held a number of executive and technical positions at Cambridge Consultants Ltd where he formed the microelectronics group in 1987 Prior to 1984, Mr Collier held a number of executive and technical positions at Schlumberger Mr Collier has a degree in physics from Oxford University Age 48

04 Glenn Collinson
Executive Vice President Co-founder
Glenn Collinson runs the Convergence Business Unit responsible for managing CSR's diversification beyond Bluetooth into Wi Fi and VoIP He served as CSR's Marketing Director and then Sales Director from the Company's foundation to February 2006 Mr Collinson is a co-founder of CSR Between October 1996 and 1999 Mr Collinson served as a senior engineer and then as a marketing manager at Cambridge Consultants Ltd Prior to that he served as a design engineer and marketing manager at Texas Instruments Limited Mr Collinson is a non executive director of Sonaptic Limited Mr Collinson holds a B Sc in physics an M Sc in electronics from Durham University and an MBA from Cranfield University and is a member of the Institute of Electrical Engineers Age 43

05 Paul Goodridge
Finance Director
Paul Goodridge has served as Finance Director of the Company since January 2002 having joined in 2000 Prior to joining CSR, Mr Goodridge was head of UK finance for PA Consulting From 1990 to 1997 Mr Goodridge had a variety of senior financial positions at Black & Decker Inc and Charringtons Fuels Limited Mr Goodridge is a member of the Institute of Chartered Accountants in England and Wales Age 41

06 David Tucker ●■▲
Non executive Director,
Senior Independent Director,
Chairman Audit Committee
David Tucker joined the Company as a non executive director in January 2004 After nineteen years as an investment manager with M&G unit trusts, Mr Tucker retired as deputy managing director in 1988 He is currently a non-executive director of Edinburgh UK Tracker Trust plc and Rexam PLC where he chairs the audit committee Mr Tucker is a member of the Institute of Chartered Accountants in England and Wales Age 67

07 Ron Mackintosh ●■▲
Non-executive Director
Chairman Remuneration Committee,
Chairman Designate
Mr Mackintosh was appointed a non executive director of the Company in May 2004
Mr Mackintosh has held a number of senior executive positions in European technology companies Between 1992 and 2000 he was chief executive of Computer Sciences Corporation's (CSC) European business which had revenues of $2 5 billion He is also a former director and interim CEO of Gemplus SA the world's largest smartcard manufacturer Mr Mackintosh joined the board of Northgate Information Solutions plc (NIS) on 1 September 2006 and became chairman on 1 January 2007 NIS is the UK's leading supplier of specialist software and IT services for the Human Resources Education and Public Service markets He is also a non-executive director of software company royalblue group plc, chairman of software company SmartStream Technologies Ltd and chairman of Differentis a privately owned IT consultancy which he co founded in July 2000 Age 58

08 Anthony Carlisle ●■▲
Non-executive Director
Mr Carlisle was appointed a non-executive director of the Company in July 2005 Mr Carlisle is an executive director of Citigate Dewe Rogerson, where he is responsible for strategic consultancy and client services He has over thirty years' experience in marketing and communications advising major companies in the UK and internationally He holds a BA in Economics and is a Fellow of the Institute of Public Relations Age 59

09 Sergio Giacoletto ●■▲
Non-executive Director
Mr Giacoletto was appointed a non-executive director of the Company in January 2007
Mr Giacoletto is Executive Vice-President of Oracle Corporation, Europe Middle East and Africa Mr Giacoletto also serves as a member of Oracle's Executive Management Committee Prior to joining Oracle in 1997 Mr Giacoletto was President, Value Added Services at AT&T before which he spent 20 years with Digital Equipment Corporation in various senior management and executive roles Mr Giacoletto has served on multiple company boards and IT industry associations, is a member of the World Council for Sustainable Business Development and is a member of the South African Presidential International Advisory Council on Information Society and Development He holds a Masters in Computer Science from the University of Turin Age 58

● Remuneration Committee
■ Audit Committee
▲ Nomination Committee

DIRECTORS REPORT

INTRODUCTION

The directors present their report on the affairs of CSR plc and its subsidiaries (the 'Group'), together with the financial statements of the Company and its subsidiaries for the 52 weeks ended 29 December 2006

ACTIVITIES AND BUSINESS REVIEW

CSR is a leading developer and provider of single chip wireless solutions designed to support data and voice communications between a wide range of products over short range radio links More detailed information on the principal activities of CSR plc and its subsidiaries, together with a review of the businesses and a description of the principal risks and uncertainties facing the Group along with other information that fulfils the requirements of the Business Review are set out on pages 24 to 37, which are incorporated into this report by reference The use of financial instruments is covered within the Business Review Details of the subsidiaries and branches of the Company are set out on page 86

FINANCIAL RESULTS

The Group's consolidated income statement, set out on page 62 shows an increase to \$149 0 million in operating profit compared to an operating profit in 2005 of \$111 9 million Turnover increased by 45% to \$704 7 million from \$486 5 million in 2005 and diluted earnings per share were \$0 82 from \$0 62 in 2005

In accordance with stated policy, no dividend will be paid in respect of the 52 weeks ended 29 December 2006 (2005 nil)

POST BALANCE SHEET EVENT

On 12 January 2007, the Company completed the acquisitions of the entire issued share capital of NordNav Technologies AB ('NordNav') and the entire issued share capital of Cambridge Positioning Systems Limited ('CPS') NordNav, based in Stockholm, Sweden, has been acquired for an initial cash consideration of \$40 million A further cash consideration of up to \$35 million may be payable subject to achievement of specified milestones CPS, based in Cambridge, UK, has been acquired for a total cash consideration of \$35 million Both NordNav and CPS were private companies, with significant holdings by venture capital institutions The initial cash consideration for the acquisitions has been and any deferred consideration will be financed entirely from CSR's existing cash resources Additional information on these acquisitions is provided on pages 36 and 37

FUTURE DEVELOPMENT

It remains the Board's intention to develop the Group through organic growth and selective acquisition

SHARE CAPITAL

The directors propose (Resolution 8 in the Notice of Meeting) to renew the authority granted at the Annual General Meeting held in 2006 to allot equity shares up to an aggregate nominal value of £43,431 (representing approximately one third of the ordinary shares issued at the date of this report) (the 'section 80 authority') If approved, at the forthcoming Annual General Meeting, the authority will expire no later than 15 months from the date on which the resolution is passed, or at the conclusion of the Annual General Meeting to be held in 2008, whichever is the sooner

The limited power granted to the directors at the Annual General Meeting held in May 2006 to allot equity shares for cash other than pro-rata to existing shareholders expires no later than 2 August 2007 Subject to the terms of the section 80 authority, the directors recommend (Resolution 9 in the Notice of Meeting) that this authority should be renewed so as to give the ability (until the Annual General Meeting held in 2008) to issue ordinary shares for cash other than pro-rata to existing shareholders, in connection with a rights issue or up to a limit of 5% of the ordinary share capital issued at the date of this report The directors have no present intention to issue ordinary shares other than pursuant to the Company's employee share schemes The directors recommend that you vote in favour of Resolutions 8 and 9 to maintain the Company's flexibility in relation to future share issues, including any issues to finance business opportunities should appropriate circumstances arise

A Special Resolution will be proposed (Resolution 10 in the Notice of Meeting) to renew the directors' limited authority last granted in 2006 to repurchase ordinary shares in the market The authority will be limited to a maximum of 6,514,668 ordinary shares (being 5% of the Company's issued share capital at the date of this report) and also sets the minimum and maximum prices which may be paid

The directors believe it is advantageous for the Company to have the flexibility to make market purchases of its own shares In the event that shares are purchased, they would either be cancelled (and the number in issue would be reduced accordingly) or, subject to the legislation referred to below, retained as treasury shares The directors will only make purchases after consideration of the possible effect on earnings per share and the long term benefits to shareholders

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 allow shares repurchased by the Company to be held as treasury shares that may be cancelled, sold for cash or used for the purpose of employee share schemes The Company holds no shares in treasury but the directors currently intend that any shares which are repurchased will be held in treasury However there is no present intention to acquire shares and deal with them in this way The authority contained in the Special Resolution will expire 15 months after it is given or, if earlier, at the conclusion of the Annual General Meeting to be held in 2008 but it is the current intention of the directors to renew this authority annually

DIRECTORS
Details of the directors of the Board who served during the year are contained on page 38 Biographies of the directors are on page 44

In accordance with the Articles of Association, the director retiring at the Annual General Meeting will be Mr Sergio Giacoletto, as he has been appointed since the last meeting Being eligible, Mr Giacoletto offers himself for election Mr Ron Mackintosh, and Mr Glenn Collinson are retiring by rotation and, being eligible, offer themselves for re-election

The interests of the executive directors in the options of the Company are detailed in the Remuneration Report on page 58

DIRECTORS INTERESTS IN SHARES
The register kept by the Company pursuant to section 325 of the Companies Act shows that the Directors in office at 29 December 2006 and their families had the under-mentioned interests in the ordinary shares of the Company

	29 December 2006	30 December 2005
Anthony Carlisle	4,000	0
James Collier	1,009,898	1,509,898
Glenn Collinson	1 715 840	1,715,840
Paul Goodridge	15,000	0
Ron Mackintosh	20,000	20,000
John Scarisbrick	10,000	0
David Tucker	80,000	80,000
John Whybrow	40 000	120,000

On Monday 26 February 2007, Mr Collinson exercised 67,000 share options over ordinary shares in CSR plc and on the same day, he and a related party sold 20,000 ordinary shares in CSR plc As a result of these transactions, at 26 February 2007, Mr Collinson held 1,762,840 ordinary shares in the Company

There were no other changes to the Directors' shareholdings between 30 December 2006 and 26 February 2007

PAYMENT OF CREDITORS
In the UK, the Company agrees payment terms with its suppliers when it enters into binding purchase contracts At 29 December 2006 the number of creditor days outstanding for the Company was 30 (2005 30) and for the Group was 57 (2005 62)

DONATIONS
The Company and employees support a number of charities for a variety of causes The Company did not make any political donations during the year

DIRECTORS' RESPONSIBILITY STATEMENT
The directors are responsible for preparing the Annual Report and the financial statements The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) and have also elected to prepare financial statements for the Company in accordance with IFRS Company law requires the directors to prepare such financial statements in accordance with International Financial Reporting Standards, the Companies Act 1985 and Article 4 of the IAS Regulation

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements' A fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards Directors are also required to

- properly select and apply accounting policies,
- present information, including accounting policies, in a manner that provides relevant, reliable,

DIRECTORS REPORT
continued

comparable and understandable information, and

- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985

The directors are responsible for the maintenance and integrity of the Company website

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions

Each of the directors at the date of the approval of this report confirms that

- so far as the director is aware, there is no relevant audit information of which the Company's auditors are unaware, and
- the director has taken all the steps that he ought to have taken as a director to make himself aware of the relevant audit information and to establish that the Company's auditors are aware of that information

This confirmation is given and should be interpreted in accordance with the provisions of s234zA of the Companies Act 1985

The directors, having prepared the financial statements, have permitted the auditors to take whatever steps they consider appropriate for the purpose of enabling them to give their audit opinion

SUBSTANTIAL SHAREHOLDINGS

The following table shows the interests notified to the Company under the Companies Act 1985 of a holding in excess of 3%

	Disclosed holding'	% of issued ordinary share capital
Fidelity, FMR Corp, Fidelity International Ltd	16,413 053	12 59%
BlackRock Investment Management (UK) Limited	11,151 382	8 55%
Schroders Plc	7,543,715	5 79%
Credit Suisse Securities (Europe) Limited and Credit Suisse International"	5,940,538	4 56%
Legal & General Group Plc	4,324,861	3 32%

'at 26 February 2007
"This holding reflects a market making position which is subject to volatility

GOING CONCERN

After making due enquiries, the directors have a reasonable expectation at the time of approving the financial statements that the Group has adequate financial resources to continue to operate for the foreseeable future and, consequently, continue to use the going concern basis for preparing the financial statements which follow

AUDITORS

Deloitte & Touche LLP are the Company's auditors and have expressed their willingness to continue in the office of auditors and therefore, in accordance with Section 385 of the Companies Act 1985, a resolution for their re-appointment will be proposed at the forthcoming Annual General Meeting

By Order of the Board
Brett Gladden
Company Secretary
21 February 2007

REMUNERATION REPORT

INTRODUCTION

The Board presents the remuneration report for the 52 weeks ended 29 December 2006

The Board sets the Company's remuneration policy The Remuneration Committee ('the Committee') makes recommendations to the Board within its agreed terms of reference (available on the Company's website www csr com or from the Company Secretary at the Company's registered office) on the Company's framework of executive remuneration and its cost It also determines on behalf of the Board, specific remuneration packages for each of the executive directors and for the Chairman The Committee administers the Company's share incentive plans for employees and monitors and provides guidance on the level and structure of remuneration for senior management who report to the Chief Executive The Board itself determines the remuneration of the non-executive directors No director plays a part in any discussion about their own remuneration

Mr Mackintosh is chairman of the Committee There is no immediate intention for Mr Mackintosh to relinquish this role, notwithstanding that he will be taking on the role as Chairman of the Board with effect from 2 May 2007 It is however the intention of the Board to keep this matter under review in connection with the intention of the Board to appoint an additional non-executive director during 2007 The other current members of the Committee, all of whom are independent non-executive directors within the definition of the Code, are set out on pages 40 and 41 As a result of the amendment made during the year to the Combined Code, Mr Whybrow, Chairman of the Board, attended meetings of the Committee as a member The Company Secretary acts as secretary to the Committee Mr Giacoletto was appointed as a member of the Committee on 4 January 2007 None of the members of the Committee has any personal financial interest (other than as shareholders), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business of the Company A detailed evaluation of the performance of the Committee was conducted during 2005, which was the subject of a further review in 2006, in regards to which more information is contained in the Corporate Governance report on page 39

The Committee has access to detailed external research from independent consultants During the year professional advice has been provided by New Bridge Street Consultants LLP and Slaughter and May Both advisers were appointed by the Committee Slaughter and May act as legal advisers to the Company generally New Bridge Street Consultants LLP provides no other services to the Company

The Committee determines policy for the remuneration of the executive directors and is consulted and provides guidance on the broader remuneration policies for the Group below Board level based on the recommendations of the Chief Executive Officer and the other executive directors Further information on meetings held and attendance by the members of the Committee is disclosed in the Corporate Governance report on page 43

The Directors' report on remuneration for the period ended 30 December 2005 was approved by the shareholders at the Annual General Meeting held in May 2006 As required by the Companies Act, shareholders will be invited to approve this report at the Annual General Meeting to be held on 2 May 2007

This report has been prepared in accordance with Schedule 7A to the Companies Act 1985 The report also meets the relevant requirements of the Listing Rules of the Financial

REMUNERATION REPORT
continued

Services Authority and describes how the Board has applied the Principles of Good Governance relating to directors' remuneration

The Act requires the auditors to report to the Company's members on certain parts of the Remuneration Report and to state whether in their opinion those parts of the report have been properly prepared in accordance with the Companies Act 1985 The report has therefore been divided into separate sections for audited and unaudited information

UNAUDITED INFORMATION
REMUNERATION COMMITTEE
REMUNERATION POLICY FOR THE EXECUTIVE DIRECTORS

Executive remuneration packages are designed in order to attract, motivate and retain employees of the highest calibre required by the Group in order to achieve its objectives, to meet the needs of customers and enhance value to shareholders There are five main elements of the remuneration package for executive directors and senior management, which include medium and long term incentives comprising basic annual salary, benefits-in-kind, the opportunity to participate in a money purchase pension, a cash bonus plan and participation in the Company's share incentive plans

The Company's policy is that a substantial proportion of the remuneration of the executive directors should be performance-related The payment of both cash bonuses and the vesting of share incentives are subject to meeting performance conditions established by the Committee at the beginning of each performance period reflecting what, at that time, the Committee considers to be demanding targets These targets are set taking appropriate account of the challenging and rapidly evolving market in which the Group operates, and the expectations of the investment community on the Company's potential future performance

A detailed review of the remuneration policy of the Board was undertaken prior to the Company's flotation and in November 2005 at the time of the appointment of John Scansbrick as Chief Executive Officer Designate The Committee considers that the present policy is appropriate and do not intend making changes to the structure or basic terms of the incentive arrangements for executive directors

BASIC SALARY

An executive director's basic salary is reviewed by the Committee prior to the beginning of each year and when an individual changes position or responsibility When making a determination as to the appropriate remuneration, the Committee considers remuneration practices within the Group as a whole and where considered relevant, consults objective research on companies within the Company's and Group's UK listed peers with an international focus The target salary is at the median, with the opportunity to go above this level, subject to sustained individual performance With the exception of Mr Scansbrick, who is paid part of his remuneration in US Dollars and part in Pounds Sterling, the executive directors are paid in Pounds Sterling Details of the basic salary of the executive directors for the period ended 29 December 2006 are set forth in the table on page 56

Current salaries at February 2007 are

James Collier	£257,250
Glenn Collinson	£231,000
Paul Goodridge	£231,000
John Scansbrick	$735 000

Increases of 5% took effect from 1 January 2007 which have been felt appropriate in order to maintain the policy of mid-market base pay set against UK listed companies of similar size and international focus and reflecting that the Company is competing in a global market The Committee still feels that UK listed companies are the correct benchmark yet will keep this under review as the Company develops and expands further

BENEFITS-IN-KIND

The executive directors receive certain benefits-in-kind, comprising private medical insurance, life assurance of four times basic salary, and personal accident insurance and subsistence expenses Mr Scansbrick has been provided with a relocation allowance and homebuyer protection to facilitate re-location to Cambridge, where the Company's head office is located, subject to his moving in the next two years

CASH BONUS PLAN

The Committee is responsible for determining on what basis to incentivise employees, including executive directors, through a cash bonus plan The Committee establishes against defined targets the minimum threshold at which a bonus will be payable and the maximum potential award In setting appropriate bonus thresholds and targets, the Committee may refer to the objective research on a comparator group as noted on page 50

For the cash bonus plan applicable to executive directors in 2006, the targets were set after considering the Company's budgeted operating profit and market expectations The budget was agreed based upon objectives which were considered to be appropriate and stretching against the background of an operating profit for the year ended December 2005 of $112 million

Achievement of targets based on the Company's financial and strategic objectives and the personal performance of individual directors would result in determination by the Committee of the appropriate size of the bonus having regard to actual performance against the targets The maximum potential bonus payable for the 52 weeks ended 29 December 2006 to Mr Scansbrick was equivalent to 100% of salary and for the other executive directors was 80% of salary

The bonus paid to the directors for the 52 weeks ended 29 December 2006 are as follows,

J D Y Collier	£73,255
G Collinson	£65,780
P G G Goodridge	£65 780
J C Scansbrick	$191,100

As explained earlier in this report, the policy of the Company is that a substantial proportion of the remuneration of the executive directors should be performance-related When considering the conditions for the cash bonus plan to apply in 2007, the Committee determined that it would give further emphasis to the performance-related element of the remuneration of the executive directors as a whole by permitting a maximum bonus potential of 100% Targets for the bonus plan for 2007 have been determined by taking into account the financial targets and strategic objectives of the Company, with due regard for market expectations in addition to personal objectives set for each of the executive directors

The Committee considers this to be consistent with bonus schemes operated by the Company's UK listed benchmark group and with maintaining a mid market competitive remuneration position whilst taking appropriate account of the fact that the Company is competing in a global market

SHARE OPTION PLANS

The Company has four share option plans, intended to facilitate the motivation and retention of employees Two of the plans were established prior to the Company's flotation, being the Founders Share Option Plan and the Global Share Option Plan Whilst not all the awards under these two plans have fully vested, the schemes are closed for the purpose of any new awards, and neither scheme was used during 2006 for grants to executive directors or to other employees

Following shareholder approval at the 2004 Annual General Meeting, the Company established the CSR plc Share Option Plan ('CSOP')

The reason for the introduction of this scheme was to incentivise the executive directors and employees whilst aligning their interests more closely with those of the Company's shareholders The Committee has responsibility for supervising the CSOP and the grant of options in accordance with its rules

Options granted to executive directors and senior managers may be exercised between three and ten years after the date of grant, subject to the Company satisfying predetermined performance conditions The performance criterion is based on growth in the Company's Earnings Per Share (EPS) With the exception of awards made quarterly to Mr Scansbrick during 2006 which, pursuant to the terms of his recruitment are based on the EPS condition prevailing at the time he entered into his service agreement in November 2005, for those awards made in 2006 no options will vest if the growth in EPS is below a compound 12% per annum plus RPI If the Company's EPS growth exceeds a compound 12% per annum plus RPI, 30% of the options awarded will vest If the Company's EPS growth exceeds a compound 14% per annum plus RPI an additional 50% of the share options will vest If the Company's EPS growth exceeds a compound 17% per annum plus RPI all options will vest No re-testing is permitted The criteria, which was determined at the start of 2006, was considered by the Committee to be challenging and appropriately aligned with shareholder interest to achieving continued improvement in the financial performance of the Company closely linked to sustained growth over the three years

The rules of the CSOP do not allow for options to be granted at a discount to the Company's share price at the date of grant

REMUNERATION REPORT
continued

The Company's policy is to grant options to executive directors at the discretion of the Committee up to a maximum of 200% of salary, taking into account individual performance Pursuant to the rules of the CSOP, the Committee also reserves to its discretion the right to grant awards at a higher proportion of basic salary and which, in exceptional circumstances only, could be up to 400% of basic salary

Under the service agreement entered into with John Scarisbrick, awards equivalent to 400% of his basic salary were made in equal instalments of a quarter every three months commencing December 2005 and concluding in September 2006 These options cannot be exercised until the third anniversary of each grant and will be dependent upon achieving the EPS performance condition pursuant to the rules of the CSOP for awards in place when Mr Scarisbrick commenced employment in 2005

It is intended that awards made in 2007 to executive directors will vest according to stretching EPS targets which for 2007 awards will provide for the proportion of the award that vests to increase against pre-determined thresholds set by the Committee subject to the Company meeting or exceeding those thresholds No options will vest if the growth in the Company's EPS is below a compound 12% per annum plus RPI If the Company's EPS growth meets or exceeds a compound 12% per annum plus RPI, 30% of the share options will vest If the Company's EPS growth meets or exceeds a compound 14% per annum plus RPI an additional 50% of the share options will vest If the Company's EPS growth meets or exceeds a compound 17% per annum plus RPI all options will vest

Following his retirement in February 2006, John Hodgson exercised all those options granted to him under the Global Share Option Plan and the CSOP in accordance with the conditions determined by the Committee in December 2005 As was reported in the Committee's report for the period to 30 December 2005, the Committee had previously determined that in respect of the CSOP grants, the performance conditions had been satisfied for a shortened performance period to 30 December 2005

The Company operates an Inland Revenue approved SAYE Share Option Scheme for eligible employees under which options may be granted at a discount of up to 20% of market value Executive directors are eligible to participate in the SAYE Share Option Scheme

PERFORMANCE SHARE AWARDS

At the Annual General Meeting held in May 2005, shareholders approved the introduction of a new Share Award Plan called the CSR Share Award Plan Awards are made to executive directors and other employees at the discretion of the Committee Awards for all participating employees are subject to a three year retention period and the requirement that, subject to certain mitigating factors, the participant is an employee at the end of the retention period

In addition, for executive directors and other senior employees, vesting of the Share Awards is subject to stretching targets based on Total Shareholder Return, ('TSR') over the fixed three year retention period with an additional requirement that the Company should have achieved a sustained improvement in underlying financial performance over the same three year period In measuring the TSR, it is averaged over the three month periods prior to the beginning and the end of the retention period

The Committee will assess the performance of the Company's TSR performance against a comparator group of UK and overseas companies The constituent members of the comparator group are shown on page 54 The comparator group comprises international companies that are either customers, suppliers or competitors of CSR in the telecommunications and semiconductor industries with whom the Committee considers the performance of the Company can most appropriately be compared There is no intention to change the comparator group from that established for the awards made in 2005 and 2006

For the awards made in 2006 and to be made in 2007 the Committee has determined certain thresholds which have to be satisfied in order for part or all of the award to vest

If the TSR performance is below the median of the comparator group, no shares will vest If the performance is at median, 30% of the shares will vest, whilst for performance between median and the upper quartile the proportion of shares which will vest is determined on a straightline basis pro-rata between 30% and 100% For performance in the upper quartile or higher, 100% of the shares will vest The award lapses if the performance condition has not been satisfied at the end of the retention period

In the event that the TSR performance meets the conditions of vesting, the Committee will, prior to vesting, also consider the underlying financial performance of the Company and whether in light of this performance, vesting should be permitted

The Committee will in a year in which an award vests, report to shareholders on the underlying financial performance which was considered when approving vesting

The adoption of TSR as the primary performance criterion, which applies to executive directors and other senior employees, was chosen to ensure that the vesting of benefits was directly aligned to the interests of shareholders The inclusion within the performance criteria of the consideration of the underlying financial performance of the Company was adopted to ensure that at the vesting of the award appropriate account is taken of the extent to which the Company's own performance has contributed to the growth in shareholder value These criteria were adopted following consultation with the Company's advisers and institutional shareholders

The Committee considers that these performance conditions are appropriate for the form of award and are suitably stretching

The share awards are intended to reward strong relative performance, whilst share options will continue to reward absolute performance

In accordance with the rules of the CSR Share Award Plan, the Committee will reserve the right to grant awards at a proportion of basic salary normally up to a maximum of 100% of salary (200% in exceptional circumstances)

Under the service agreement entered into with Mr Scansbrick on 1 November 2005, awards equivalent to 200% of his basic salary were made in equal instalments of a quarter every three months commencing in December 2005 and concluding in September 2006 These awards will not vest until the third anniversary of each award and subject to the satisfaction of the performance conditions

Following his retirement in February 2006, John Hodgson exercised those options granted to him under the CSR Share Award Plan in accordance with the conditions determined by the Committee in December 2005 As was reported in the Committee's report for the period to 30 December 2005, the Committee had previously determined that the performance conditions had been satisfied for a shortened performance period to 30 December 2005

The table below summarises awards granted and exercised in 2006 under the CSR Share Award Plan, and the total awards held by each executive director at 29 December 2006

Name	Awards held at 31 December 2005	Date of 2006 award	Award made	Award Price	Award vesting date	Awards exercised in 2006	Interests at 29 December 2006	Performance Cycle for 2006 Awards
J D Y Collier	18 850	1 March 2006	18,393	£9 99	1 March 2009	–	37,243	1 January 2006 to 31 December 2008
G Collinson	17,000	1 March 2006	16,516	£9 99	1 March 2009	–	33,516	1 January 2006 to 31 December 2008
J S Hodgson[1]	44 850	–	–	–	28 February 2006	44,850	–	1 January 2005 to 30 December 2005
P G G Goodridge	17 000	1 March 2006	22,022	£9 99	1 March 2009	–	39,022	1 January 2006 to 31 December 2008
J C Scansbrick	22,557	–	–	–	–	–	22 557	1 January 2005 to 31 December 2007
J C Scansbrick		1 March 2006	19,974	£9 99	1 March 2009	–	19,974	1 January 2006 to 31 December 2008
J C Scansbrick		1 June 2006	13,549	£13 79	1 June 2009	–	13,549	1 January 2006 to 31 December 2008
J C Scansbrick		1 September 2006	16 001	£11 50	1 September 2009	–	16 001	1 January 2006 to 31 December 2008

[1] As explained above with regard to Mr Hodgson's retirement effective 28 February 2006 the performance period was curtailed to 30 December 2005

REMUNERATION REPORT
continued

TOTAL SHAREHOLDER RETURN COMPARATOR GROUP OF COMPANIES

The following table shows the comparator companies for determining the relative TSR performance of the Company

Following the de-listing during the year of TTP Communications plc, this company was removed from the comparator group in accordance with the provisions in the rules of the CSR Share Award Plan

ARM Holdings plc	Hewlett Packard Company	STMicroelectronics N V
ASE Test Inc	Infineon Technologies AG	SigmaTel, Inc
ASML Holding NV	INTEL CORPORATION	SILICON LABORATORIES INC
Analog Devices Inc	Logitech International SA	Skyworks Solutions Inc
Apple Computer, Inc	Marvell Technology Group Ltd	Spirent plc
Atheros Communications, Inc	Motorola, Inc	Synopsys Inc
austriamicrosystems AG	National Semiconductor Corporation	
Bookham, Inc	Nokia Oyj	Taiwan Semiconductor Manufacturing Company Limited
Broadcom Corporation	Nordic Semiconductor ASA	TERADYNE Inc
Cirrus Logic Inc	PMC-Sierra Inc	Texas Instruments Incorporated
Conexant Systems, Inc	Plantronics Inc	Wavecom SA
Dell Inc	QUALCOMM Incorporated	Wolfson Microelectronics plc
Dialog Semiconductor Plc	Research in Motion Ltd	
GN Store Nord A/S	SiRF Technology Holdings Inc	

No significant amendments are proposed to be made to the terms and conditions of any entitlement of an executive director under these share incentive plans

The level of award is considered each year in the light of performance

The Company monitors the awards of shares made under the various share plans which it operates in relation to their effect on dilution limits Following shareholder approval at the 2004 Annual General Meeting, the Company is able to make selective share awards while maintaining the traditional overall 10% limit on awards as a proportion of the issued share capital in any rolling 10 year period

PENSION ARRANGEMENTS

Three of the executive directors are members of the Cambridge Silicon Radio Retirement Benefits Scheme ('the UK Pension Plan') which is an HM Revenue and Customs approved money purchase (defined contribution) scheme operated for eligible employees in the United Kingdom Contributions are determined as a percentage of the employee's gross basic salary Details of the actual contributions made by the Group to the UK Pension Plan on behalf of the executive directors are set out in the table on page 57

With the exception of Mr Scarisbrick, who is entitled to retire at age 58, normal retirement age is 65 for employees and executive directors

Other than basic salary, no element of the directors' remuneration is pensionable

Pursuant to the terms of his service agreement, Mr Scarisbrick has elected for a cash payment equivalent to 20% of his gross salary, from which tax and other statutory deductions are made This payment is in lieu of a contribution of 20% of his gross salary to the Group's UK and US pension plans for the twelve month period ended 29 December 2006

ISSUE OF SHARES

Necessary for the successful recruitment of and pursuant to the service agreement with Mr Scarisbrick, he was on 15 December 2005 conditionally awarded 100,000 shares in the Company The shares vest in three instalments dependent on continued employment and payment by Mr Scarisbrick of the nominal value of the shares Commencing 30 November 2008 fifty per cent vests Thereafter on 30 November 2009 twenty five per cent vests and on 30 November 2010 the remaining twenty five per cent vests

SHARE OWNERSHIP

During 2006 the Board adopted as part of its remuneration policies, a requirement for executive directors to hold ordinary shares in the Company in order to be eligible to participate fully in the share incentive plans The policy reflects the Company's belief that its executive directors should also be shareholders Executive directors have five years from introduction of the requirement or appointment to the Board in which to establish a shareholding which can be satisfied through the retention of shares derived from the exercise of vested awards under the Company's share incentive plans The executive directors are required to hold shares equivalent to 100% of their basic annual salary

PERFORMANCE GRAPH

The graph adjacent shows the Company's performance, measured by total shareholder return, compared with the performance of the FTSE 250 index

The FTSE 250 index has been selected for this comparison because it is a broad equity index of which CSR plc is a constituent company The graph covers the period since the Company was listed on the London Stock Exchange


600%
500%
400%
300%
200%
100%
0%
-100%
02/03/04
31/12/04
30/12/05
29/12/06
CSR
FTSE 250

DIRECTORS CONTRACTS

It is the Company's policy that executive directors should have contracts of an indefinite term All executive directors have a service contract which is subject to one year's notice from the Company Each of Mr Collier, Mr Collinson and Mr Goodridge have service agreements requiring them to give six months' notice to the Company Mr Scarisbrick has a service agreement requiring that he give three months' notice to the Company Mr Collinson who is proposed for re-election at the forthcoming Annual General Meeting has a service contract which provides for a notice period by the Company of one year

The details of the directors' service contracts and notice period from the Company under their respective contracts are summarised in the table below

Name of director	Date of service contract	Period of notice
J D Y Collier	25 February 2004	1 year
G Collinson	25 February 2004	1 year
P G G Goodridge	25 February 2004	1 year
J C Scarisbrick	1 November 2005	1 year

In the event of termination, a director would be entitled to a payment not exceeding one year's basic salary In an appropriate case, the Company would have regard to the departing director's duty to mitigate loss

NON-EXECUTIVE DIRECTORS

All non-executive directors have specific terms of engagement provided in formal letters of appointment and their remuneration is determined by the Board within the limits set by the Articles of Association and based on independent surveys of fees paid to non-executive directors of similar companies which are considered annually The non-executive directors are appointed for a fixed term, subject to re-appointment by the shareholders All non-executive directors are appointed for a fixed three year term, with the exception of Mr Tucker whose letter of appointment was renewed in January 2007 for two years The terms and conditions of appointment are available for inspection at the Company's registered office during normal business hours on request to the Company Secretary and up to 15 minutes prior to and at the Company's Annual General Meeting

The fees payable to non-executive directors were reviewed in December 2006 It was determined that the fees would remain unchanged, subject to further review during 2007 to coincide with the appointment of a new Chairman of the Board The basic fee paid to each non-executive director for the 52 weeks to 29 December 2006 was £36,000 An additional fee of £5,000 was paid for the chairmanship of the Audit Committee, whilst for acting as chair of the Remuneration Committee, the fee paid was £5,000 Mr Tucker who is the senior independent director was paid £5,000 for acting in that capacity

Non-executive directors do not receive any bonus, do not participate in awards under the Company's share schemes and are not eligible to join the Company's pension schemes Mr Mackintosh who is proposed for re-election and Mr Giacoletto who is proposed for election at the forthcoming Annual General Meeting, being non-executive directors, do not have a service contract

During the year the letters of appointment for Mr Tucker, Mr Whybrow and Mr Mackintosh have fallen or will fall due for review following the completion by each of their initial three year term of appointment

REMUNERATION REPORT
continued

The letter of appointment for Mr Tucker has been extended for a two year period to 24 January 2009 As a result of the decision that Mr Whybrow is to stand down from the Board following the Annual General Meeting on 2 May 2007, his existing letter of appointment which expires in March 2007 has been extended until 2 May 2007 A new letter of appointment will be entered into for Mr Mackintosh reflecting his appointment to the position of Chairman

Name of director	Date of letter of appointment	Duration of appointment
J W Whybrow	17 December 2003	3 years[1]
D Tucker	23 January 2007	2 years
R Mackintosh	16 March 2004	3 years
A E C G Carlisle	1 July 2005	3 years

[1] Mr Whybrow's term of appointment commenced on 2 March 2004 being the date of the Company's admission to the London Stock Exchange

OUTSIDE APPOINTMENTS
Executive directors are entitled to accept appointments outside the Company provided that the Chairman's permission is sought prior to accepting the appointment During the year Mr Collinson acted as a non-executive director of Sonaptic Limited and fees of £7,500 were paid to CSR plc

AUDITED INFORMATION
Directors' emoluments or fees

The emoluments or fees of directors serving during the year, for the financial years 2005 and 2006 were as follows

Name of director	Fees/Basic salary $	Benefits in kind $	Annual bonuses $	2006 total $	2005 total $
Executive					
J D Y Collier	444,418	1,765	182,110	628 293	490,764
G Collinson	399,069	1,765	163,899	564,733	441,740
P G G Goodridge	399,069	1,765	163,899	564,733	432,844
J S Hodgson**	90 000	3 912	270,000	363 912	747,687
J C Scarisbrick	711,892	27,361	–	739,253	58,333
Non-executive					
J W Whybrow	253,953	–	–	253,953	224,780
D Tucker	83,442	–	–	83,442	71,359
R Mackintosh	74,372	–	–	74 372	59 770
J C Scarisbrick	–	–	–	–	52,305
A E C G Carlisle	65,302	–	–	65,302	28,620
M L Shone*	–	–	–	–	14,234
Total	2,521,517	36,568	779,908	3 337 993	2,622,416

The salary for Mr Hodgson was paid in US Dollars The salary for Mr Scarisbrick was paid partly in US Dollars and partly in Pounds Sterling The salary and fees for other directors were paid in Pounds Sterling but denominated in US Dollars for reporting purposes consistent with the accounting policies of the Company
*Stood down 31 March 2005
**Retired 28 February 2006

AGGREGATE DIRECTORS REMUNERATION
The aggregate directors' remuneration was as follows

	2006 $	2005 $
Emoluments	3,337,993	2,622,416
Gains on exercise of share options	1,179,616	20,485,050
Money purchase pension contributions	317,958	139,863
	4,835,567	23,247,329

DIRECTORS PENSION ENTITLEMENTS

Contributions paid or accrued by the Group in respect of the directors during the year were as follows

	2006 $	2005 $
J D Y Collier	62,218	49,951
G Collinson	55,870	44,956
P G G Goodridge	55,870	44,956
J C Scarisbrick	144,000	-
	317,958	139,863

DIRECTORS SHARE OPTIONS

Aggregate emoluments disclosed on page 56 do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors

Details of the options exercised by directors during their period of appointment in 2006 and details of gains arising on the exercise of options in the 52 week period to 29 December 2006 and the prior year are shown below

Name of director	Grant description	Date of exercise	Number exercised	Cost per share £	Market value per share £	Gains on exercise $ Note (i)	Gains on exercise 2005 $
J D Y Collier	Founder Grant	-	-	0 003	-	-	1,834,288
	Founder Grant	-	-	0 054	-	-	4,372 611
G Collinson	Founder Grant	-	-	0 003	-	-	961,476
	Founder Grant	-	-	0 054	-	-	947,945
	Founder Grant	-	-	0 503	-	-	421 973
J S Hodgson*	Starter Grant	-	-	0 156	-	-	962,424
	Starter Grant	-	-	0 156	-	-	1 981,524
	Starter Grant	-	-	0 156	-	-	3,660,395
	Starter Grant	-	-	0 156	-	-	4,928,050
P G G Goodridge	Starter Grant	-	-	0 503	-	-	249 678
	Starter Grant	-	-	0 503	-	-	15,671
	Starter Grant	-	-	0 503		-	32,884
	Dec 2000 Bonus Grant	02 May 2006	35,796	2 385	14 06	768,803	118,032
	Sep 2002 Bonus Grant	02 May 2006	15,180	1 010	14 06	384,423	-
	Dec 2001 Bonus Grant	02 May 2006	2 160	2 385	14 06	46,391	-

*Retired 28 February 2006

Note (i) The US $ gain represents the number of options exercised multiplied by the market value per share shown in pounds sterling and translated at the US $/pounds sterling exchange rate prevailing on the date of exercise

Details of options for directors who served during the year are as follows

Name of Director	Scheme	31 Dec 2005 (or date of appointment) Note (iv)	Granted	Exercised	29 Dec 2006 (or date of resignation)	Exercise Price £ Note (iv)	Date from which exercisable	Expiry date
J D Y Collier	Founders	382,002	–	–	382,002	0 0537	01 Apr 00 Note (i)	01 Sep 10
	Global	120 000	–	–	120,000	0 5033	10 May 01 Note (i)	10 May 10
	CSOP	75 000	–	–	75,000	2 00	26 Feb 07 Note (v)	26 Feb 14
	SAYE	5,013	–	–	5,013	1 88	01 May 07 Note (vi)	01 Nov 07
	CSOP	62,350	–	–	62,350	3 21	05 May 08 Note (vii)	05 May 15
	Performance award	18,850	–	–	18,850	0 001	05 May 08 Note (viii)	05 May 15
	CSOP	–	24,525	–	24,525	9 99	01 Mar 09 (x)	01 Mar 16
	Performance award	–	18,393	–	18,393	0 001	01 Mar 09 (viii)	01 Mar 16
G Collinson	CSOP	11,148	–	–	11 148	2 35	26 Feb 07 Note (v)	26 Feb 14
	CSOP	55 852	–	–	55,852	2 00	26 Feb 07 Note (v)	26 Feb 14
	SAYE	5 013	–	–	5 013	1 88	01 May 07 Note (vi)	01 Nov 07
	CSOP	56 100	–	–	56,100	3 21	05 May 08 Note (vii)	05 May 15
	Performance award	17,000	–	–	17,000	0 001	05 May 08 Note (viii)	05 May 15
	CSOP	–	22,022	–	22,022	9 99	01 Mar 09 (x)	01 Mar 16
	Performance award	–	16,516	–	16 516	0 001	01 Mar 09 (viii)	01 Mar 16
J S Hodgson*	Global	1,015,792	–	–	1,015,792	0 1563	19 Feb 01 Note (ii)	27 May 08
	CSOP	120,000	–	–	120,000	2 00	28 Feb 06 Note (v)	28 Aug 06
	CSOP	89,000	–	–	89 000	3 21	28 Feb 06 Note (vii)	28 Aug 06
	Performance award	44,850	–	–	44,850	0 001	28 Feb 06 Note (viii)	27 Aug 06
P G G Goodridge	Global	35,796	–	35 796	–	2 385	31 Dec 01 Note (i)	31 Dec 10
	Global	2,400	–	2,160	240	2 385	31 Dec 02 Note (i)	31 Dec 11
	Global	37,500	–	–	37,500	1 01	31 Dec 02 Note (i)	25 Nov 12
	Global	60 000	–	15,180	44,820	1 01	30 Sep 03 Note (i)	30 Sep 12
	Global	40,000	–	–	40,000	1 025	18 Nov 04 Note (iii)	18 Nov 13
	CSOP	12,765	–	–	12,765	2 35	26 Feb 07 Note (v)	26 Feb 14
	CSOP	54,235	–	–	54 235	2 00	26 Feb 07 Note (v)	26 Feb 14
	SAYE	5,013	–	–	5,013	1 88	01 May 07 Note (vi)	01 Nov 07
	CSOP	56 100	–	–	56,100	3 21	05 May 08 Note (vii)	05 May 15
	Performance award	17,000	–	–	17,000	0 001	05 May 08 Note (viii)	05 May 15
	CSOP	–	33,033	–	33,033	9 99	01 Mar 09 (x)	01 Mar 16
	Performance award	–	22,022	–	22,022	0 001	01 Mar 09 (viii)	01 Mar 16
J C Scarsbrick	Performance award	22,557	–	–	22 557	0 001	15 Dec 08 Note (viii)	15 Dec 15
	CSOP	45,114	–	–	45,114	8 93	15 Dec 08 Note (vii)	15 Dec 15
	Recruitment award	100,000	–	–	100 000	0 001	30 Nov 08 Note (ix)	30 Nov 10
	CSOP	–	39 948	–	39,948	9 99	01 Mar 09 (vii)	01 Mar 16
	Performance award	–	19,974	–	19 974	0 001	01 Mar 09 (viii)	01 Mar 16
	CSOP	–	27,098	–	27,098	13 79	01 Jun 09 (vii)	01 Jun 16
	Performance award	–	13,549	–	13,549	0 001	01 Jun 09 (viii)	01 Jun 16
	CSOP	–	32,002	–	32,002	11 50	01 Sep 09 (vii)	01 Sep 16
	Performance award	–	16,001	–	16 001	0 001	01 Sep 09 (viii)	01 Sep 16
Total		2,566,450	285 083	53,136	2,798,397			

* Retired 28 February 2006 As explained elsewhere in this report Mr Hodgson was permitted after his retirement to accelerated vesting and the right to exercise those options which at the date of his retirement had not been exercised

Note (i) Vesting of option 20% on anniversary of grant then 5% each subsequent calendar quarter end (31 March 30 June 30 September 31 December) for 16 quarters

Note (ii) Vesting of option 25% on anniversary of grant then 6 25% each subsequent calendar quarter end (31 March 30 June 30 September 31 December) for twelve quarters

Note (iii) Vesting of option 5% each calendar quarter end (31 March 30 June 30 September 31 December) for 20 quarters

Note (iv) Option numbers are adjusted to reflect changes to the share capital structure on listing in March 2004

Note (v) Options granted to Directors under the CSOP scheme in 2004 vest after three years and have certain performance criteria attached The options vest in proportions from 10% – 100% dependent upon the EPS achieved by the Group for the year ended 31 December 2006 the target EPS is in the range $0 17 to $0 26 Thereafter the option may be exercised for the rest of its ten year life without further test

Note (vi) Options granted under the SAYE scheme vest after three years and must be exercised within 6 months of vesting date

Note (vii) Options granted under the CSOP scheme vest after three years and have certain performance criteria attached For options to vest the EPS growth must be greater than the growth in the RPI plus a compound 4% per annum over a fixed period of three financial years beginning in January 2005 The performance period in respect of the options granted to Mr Hodgson ended on 30 December 2005

Note (viii) Shares granted under the Share Award scheme in 2005 and 2006 vest after three years and have certain performance conditions attached The shares vest in proportions from 30% to 100% dependent on the Company's TSR against a basket of comparator companies established at the start of the three year period and thereafter only if the Company's underlying financial performance has improved to the satisfaction of the Remuneration Committee details of which shall be disclosed to shareholders in reports of the Remuneration Committee subsequent to the determination of the Committee The performance period in respect of shares granted to Mr Hodgson was shortened to 30 December 2005

Note (ix) To facilitate the recruitment of Mr Scarsbrick and as part of the terms of his appointment the Company agreed to award Mr Scarsbrick 100 000 ordinary shares in the Company This award is subject to vesting after the satisfaction of conditions relating to service Fifty per cent will vest on 30 November 2008 twenty five per cent will vest on 30 November 2009 and the balance will vest on 30 November 2010 Mr Scarsbrick will subscribe for such shares in cash at a price per share equal to their nominal value

Note (x) Options granted under the CSOP scheme in 2006 also vest after three years and have performance criteria attached No options will vest if EPS growth is below a compound 12% per annum plus RPI If the Company's EPS growth meets or exceeds a compound of 12% per annum plus RPI 30% of the share options will vest If the Company's EPS growth meets or exceeds a compound 14% per annum plus RPI an additional 50% of the share options will vest If the Company's EPS growth meets or exceeds a compound 17% per annum plus RPI all options will vest

The market price of the ordinary shares at 29 December 2006 was £6 50 and the range during the year was £6 13 to £15 12

Approval

This report was approved by the Board of directors and signed on its behalf by

R Mackintosh
Chairman, Remuneration Committee
21 February 2007

FINANCIAL STATEMENTS CONTENTS

Financial Statements

STATEMENT OF DIRECTORS RESPONSIBILITIES

The directors are responsible for preparing the Annual Report and the financial statements The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) and have also elected to prepare financial statements for the Company in accordance with IFRS Company law requires the directors to prepare such financial statements in accordance with International Financial Reporting Standards, the Companies Act 1985 and Article 4 of the IAS Regulation

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements' In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards Directors are also required to

- properly select and apply accounting policies,
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information, and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985

The directors are responsible for the maintenance and integrity of the Company website

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions

INDEPENDENT AUDITORS REPORT

We have audited the Group and individual Company financial statements ('the financial statements') of CSR plc for the period ended 29 December 2006 which comprise the consolidated income statement, the consolidated and individual Company balance sheets, the consolidated and individual Company cash flow statements, the consolidated and individual Company statements of changes in shareholders' equity, the statement of accounting policies and the related notes 1 to 37 These financial statements have been prepared under the accounting policies set out therein We have also audited the information in the directors' remuneration report that is described as having been audited

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985 Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities

Our responsibility is to audit the financial statements and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland)

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards group financial statements, Article 4 of the IAS Regulation We also report to you whether, in our opinion, the information given in the directors' report is consistent with the financial statements,

In addition, we report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures

We read other information as described in the contents section contained in the annual report and consider whether it is consistent with the audited financial statements We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements Our responsibilities do not extend to any further information outside the Annual Report

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited

Opinion
In our opinion

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 29 December 2006 and of its profit for the period then ended,
- the individual Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the requirements of the Companies Act 1985, of the individual Company's affairs as at 29 December 2006,
- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group's financial statements, Article 4 of the IAS Regulation
- the information given in the directors' report is consistent with the financial statements

Separate opinion in relation to IFRSs
As explained in Note 2, the Group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board In our opinion the financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 29 December 2006 and of its profit for the period then ended

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors, London, United Kingdom

21 February 2007

CONSOLIDATED INCOME STATEMENT For the 52 weeks ended 29 December 2006

	Notes	2006 $000	2005 $000
Revenue	4,5	704,695	486,531
Cost of sales		(376,036)	(258,418)
Gross profit		328,659	228,113
Research and development		(109,313)	(60,340)
Sales and marketing		(47,634)	(38,696)
Administrative expenses		(22,717)	(17,141)
Operating profit		148,995	111,936
Investment income	4	6,106	3,213
Finance costs	8	(704)	(783)
Profit before tax		154,397	114,366
Tax	9	(43,200)	(31,210)
Profit for the period	6	111,197	83,156
Earnings per share		$	$
Basic	10	0 86	0 67
Diluted	10	0 82	0 62

The results were all derived from continuing operations

The profit for the period is wholly attributable to equity holders of the parent company, CSR plc

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY For the 52 weeks ended 29 December 2006

	Notes	2006 $000	2005 $000
At beginning of period		277,037	155,485
Profit for the period		111,197	83,156
Issue of share capital	22	2,954	3,402
Exchange differences on translation of foreign operations		–	(47)
Share-based payments	27	7,836	2,408
Deferred tax (liability) benefit on share option gains and tax losses	18	(5,404)	21,282
Current tax benefit on share options	23	8,188	13,532
Gain (loss) on cash flow hedges	23	8,350	(3,828)
Net tax on cash flow hedges in equity	23	(1,886)	936
Transferred to income statement in respect of cash flow hedges	23	(2,063)	711
At end of period		406,209	277,037

CONSOLIDATED BALANCE SHEET 29 December 2006

	Notes	29 December 2006 $000	30 December 200[illegible] $00[illegible]
Non-current assets			
Goodwill	11	51,952	52,69[illegible]
Other intangible assets	12	31,686	25,50[illegible]
Property, plant and equipment	13	45,454	22,54[illegible]
Deferred tax asset	18	11,350	18,13[illegible]
		140,442	118,88[illegible]
Current assets			
Inventory	15	106,470	69,67[illegible]
Cash flow hedges	17	4,522	-
Trade and other receivables	16	101,822	75,28[illegible]
Treasury deposits	16	30,000	25,00[illegible]
Cash and cash equivalents	16	117,494	99,38[illegible]
		360,308	269,34[illegible]
Total assets		500,750	388,22[illegible]
Current liabilities			
Trade and other payables	20	64,801	95,59[illegible]
Current tax liabilities		19,023	1,93[illegible]
Obligations under finance leases	19	3,384	3,80[illegible]
Cash flow hedges	17	-	3,82[illegible]
Provisions	21	4,100	4,05[illegible]
		91,308	109,21[illegible]
Net current assets		269,000	160,13[illegible]
Non-current liabilities			
Obligations under finance leases	19	3,233	1,97[illegible]
Total liabilities		94,541	111,19[illegible]
Net assets		406,209	277,03[illegible]
Equity			
Share capital	22	232	22[illegible]
Share premium account	23	84,111	81,16[illegible]
Capital redemption reserve	23	950	95[illegible]
Merger reserve	23	61,574	61,57[illegible]
Hedging reserve	23	2,220	(2,18[illegible]
Share-based payment reserve	23	11,003	3,16[illegible]
Retained earnings	23	246,119	132,13[illegible]
Total equity		406,209	277,03[illegible]

These financial statements were approved by the board of directors and authorised for issue on 21 February 2007
They were signed on its behalf by

Paul Goodridge
21 February 2007

John Whybrow
21 February 2007

CONSOLIDATED CASH FLOW STATEMENT 52 weeks ended 29 December 2006

	Notes	2006 $ 000	2005 $ 000
Net cash from operating activities	24	65,499	94,969
Investing activities			
Interest received		6,047	2,878
(Purchase) sale of treasury deposits		(5,000)	10,000
Purchases of property, plant and equipment		(35,874)	(17,250)
Purchases of intangible assets		(9,797)	(1,423)
Acquisition of subsidiaries		–	(64,464)
Net cash used in investing activities		(44,624)	(70,259)
Financing activities			
Repayments of obligations under finance leases		(5,235)	(3,262)
Proceeds on issue of shares		2,959	3,434
Net cash (used in) from financing activities		(2,276)	172
Net increase in cash and cash equivalents		18,599	24,882
Cash and cash equivalents at beginning of period		99,386	75,074
Effect of foreign exchange rate changes		(491)	(570)
Cash and cash equivalents at end of period		117,494	99,386

1 General information

CSR plc is a Company incorporated in the United Kingdom under the Companies Act 1985 The address of the registered office is given on page 89 The nature of the Group's operations and its principal activities are set out in note 5

These financial statements are presented in US dollars because that is the currency of the primary economic environment in which the Group operates Foreign operations are included in accordance with the policies set out in note 2

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

IFRS 7 Financial Instruments Disclosures, and the related amendment to IAS 1 on capital disclosures

The directors anticipate that the adoption of this Standard in future periods will have no material impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the standard comes into effect for periods commencing on or after 1 January 2007

All Standards and Interpretations that have been issued but are not yet effective have been considered and those that are applicable have been applied in these financial statements

2 Accounting policies

Basis of accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as adopted by the European Union and therefore comply with Article 4 of the EU IAS Regulation

The financial information has been prepared on the basis of all applicable IFRS, including all International Accounting Standards (IAS), Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) and effective before 29 December 2006

The financial statements have been prepared on the historical cost basis, except for the revaluation of financial instruments The principal accounting policies adopted are set out below

The financial statements cover the 52 week period from 31 December 2005 to 29 December 2006, the comparatives are presented for the 52 week period from 1 January 2005 to 30 December 2005 The financial statements are reported on a 52 week basis to be consistent with the Group's internal reporting

During 2006, the Group decided on the early adoption of IFRIC 11 'IFRS 2 – Group and treasury share transactions ' This has resulted in a retrospective change in accounting policy for recording the grants of equity instruments in the Company to employees of its subsidiaries The retrospective application of this Interpretation has resulted in a restatement of the Company-only financial statements for the 52 weeks ended 30 December 2005 There is no impact on the consolidated financial statements In 2005, the effect of the restatement on the Company-only financial statements was to increase the carrying amount of the Company's investment in subsidiaries by $3,167,000 and increase trade and other payables by $3,167,000

Basis of consolidation

The consolidated financial statements incorporate the financial statements of CSR plc (the Company) and entities controlled by the Company (its subsidiaries) drawn up to the dates indicated in the primary financial statements Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group

All intra-Group transactions, balances, income and expenses are eliminated on consolidation

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method The cost of the acquisition is measured at the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair value at the date of acquisition Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill Any deficiency of the cost of the acquisition below the fair vale of the identifiable net assets acquired (i e discount on acquisition) is credited to the income statement in the period of acquisition

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition

Goodwill is recognised as an asset and reviewed for impairment at least annually Any impairment is recognised immediately in profit or loss and is not subsequently reversed

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the 52 weeks ended 29 December 2006
Continued

2 Accounting policies (continued)

Goodwill (continued)
On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal

Revenue recognition
Revenue is recognised when it is probable that economic benefits will flow to the Group Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes

Sales of goods are recognised when goods are delivered and title has passed

Royalty income is recognised upon shipment of the royalty earning product by the licencee

For the sale of services, revenue is recognised in accounting periods in which the service is rendered on a percentage of completion basis Revenue from post contract support is recognised over the period of performance The excess of service fees and post-contract support invoiced over revenue recognised is recorded as deferred income

Revenue is shown net of estimated provision for credit notes and returns

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable

Leasing
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee All other leases are classified as operating leases

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation Lease payments are apportioned between finance charges and reduction of the lease so as to achieve a constant rate of interest on the remaining balance of the liability Finance charges are charged directly to the income statement

Rentals payable under operating leases are charged to the income statement on a straight line basis over the term of the relevant lease

Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term

Foreign currencies
The functional currency of CSR plc is the US dollar Transactions in currencies other than US dollars are recorded at the rates of exchange prevailing on the dates of the transactions At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined Gains and losses arising on retranslation are included in the net profit or loss for the period

In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts (see below for details of the Group's accounting policies in respect of such derivative financial instruments)

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange retranslation reserve Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of

Operating profit
Operating profit is stated before investment income and finance costs

Retirement benefit costs
Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet

Taxation
The tax currently payable is based on taxable profit for the year Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences, unused carried forward tax losses and unused carried

2 Accounting policies (continued)

Taxation (continued)

forward tax credits can be utilised However, such assets and liabilities are not recognised if the temporary differences arise from

- goodwill,
- the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit,
- investments in subsidiaries and associates, and interests in joint ventures, where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case deferred tax is also dealt with in equity

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxed levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis

Property, plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and any recognised impairment loss

Depreciation is charged so as to write off the cost of the assets, less estimated residual value, over their estimated useful lives, using the straight line method, on the following basis

Computer equipment	2 to 3 years
Test equipment	2 to 5 years
Office equipment	3 years
Furniture and fittings	5 years
Leasehold improvements	minimum lease period

Residual values are the estimated amount that the Group would obtain from disposal of the asset, after deducting estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life, based on prices prevailing at the balance sheet date

In general residual values are zero or negligible, due to the technical and specialised nature of assets held

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement

Assets in the course of construction are carried at cost Depreciation of these assets commences when the assets are ready for their intended use

Other intangible assets

Other intangible fixed assets are stated at cost or fair value for items acquired in business combinations, net of amortisation and any provision for impairment No amortisation is provided on assets in the course of construction On other intangible fixed assets amortisation is provided at rates calculated to write off the cost or fair value, less estimated residual value, of each asset on a straight line basis over its expected useful life as follows

Software licences	licence term
Customer contracts and relationships	3 years
Purchased R&D	4 years

Residual values are the estimated amount that the Group would obtain from disposal of the asset, after deducting estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life, based on prices prevailing at the balance sheet date

In general residual values are zero or negligible, due to the technical and specialised nature of assets held

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement

Assets in the course of construction are carried at cost Depreciation of these assets commences when the assets are ready for their intended use

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the 52 weeks ended 29 December 2006
Continued

2 Accounting policies (continued)

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred

An internally generated intangible asset arising from the Group's product development is recognised only if all of the following conditions are met

- an asset is created that can be identified (such as a new device or software),
- the project from which the asset arises meets the Group's criteria for assessing technical feasibility,
- it is probable that the asset created will generate future economic benefits, and
- the development cost of the asset can be measured reliably

Internally generated intangible assets are amortised on a straight line basis over their useful lives Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred

Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any) Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired

Recoverable amount is the higher of fair value less costs to sell and value in use In assessing value in use, the estimated future cash flows are discounted to their present values using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount An impairment loss is recognised as an expense immediately

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years A reversal of an impairment loss is recognised as income immediately

Inventories

Inventories are stated at the lower of cost and net realisable value Cost comprises direct materials and, where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition Cost is calculated using the FIFO method Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument

Trade receivables

Trade receivables do not carry any interest and are stated at their fair value as reduced by appropriate allowances for estimated irrecoverable amounts

Investments

Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at cost, including transaction costs

Investments consist of money market deposits in USD, GBP, Euros and Indian Rupees Interest income is recorded as it accrues over the period of the investment at rates fixed at the time of inception

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities

Trade payables

Trade payables are not interest bearing and are stated at their fair value

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs

Derivative financial instruments and hedge accounting

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates The Group uses foreign exchange forward contracts to hedge these exposures The Group does not use derivative financial instruments for speculative purposes

The use of financial derivatives is governed by the Group's policies approved by the board of directors, which provides written principles on the use of financial derivatives The Group hedges forecast GBP expenditure for the following 11 to 15 months

2 Accounting policies (continued)

Financial instruments (continued)

Derivative financial instruments are initially recorded at cost and are remeasured to fair value at subsequent reporting dates Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges are recognised directly in equity and the ineffective portion is recognised immediately in the income statement If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged firm commitment or forecasted transaction affects net profit or loss

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period

Provisions

Provisions for warranty and returns costs are recognised at the date of sale of the relevant products, at the directors' best estimate of the expenditure required to settle the Group's liability

Provision is made for onerous contracts at the fair value of the minimum unavoidable lease payments

Share-based payment

The Group has applied the requirements of IFRS 2 Share-Based Payment In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005

The Group issues equity-settled share-based payments to certain employees, including share options with non-market based vesting conditions Equity settled share-based payments are measured at the fair value at the date of grant The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest

Fair value is measured by use of a Black-Scholes model for the majority of share options in issue The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations

For certain share options which include TSR related conditions, the fair value is estimated through the use of a Monte-Carlo simulation

3 Critical accounting judgements and key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below

Inventory valuation

Inventories are stated at the lower of cost and net realisable value Provisions for excess or obsolete inventory are recorded based upon assumptions about future demand and market conditions If actual market conditions are less favourable than those projected by management, additional inventory provisions may be required The carrying amount of inventory at 29 December 2006 was $106 5 million (2005 $69 7 million)

Impairment of goodwill

The Group determines whether goodwill is impaired on at least an annual basis This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows The carrying amount of the goodwill at 29 December 2006 was $52 0 million (2005 $52 7 million)

Provisions

Determining the level of provision required for returns and warranty claims, requires management to review the historic levels of usage whilst considering the growth in the business and other changes which have occurred in the manufacturing cycle The carrying amount of the provision at 29 December 2006 was $4 1 million (2005 $3 9 million)

4 Revenue

	2006 $000	2005 $000
Sale of goods	700,982	479,281
Royalties	3,713	7,250
	704,695	486,531
Investment income	6,106	3,213
	710,801	489,744

Investment income is interest on bank deposits

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the 52 weeks ended 29 December 2006
Continued

5 Business and geographical segments
Primary reporting format – Business segments

The Group has one class of business, being the design and marketing of single chip radio devices All information disclosable under IAS 14 is shown within the consolidated financial statements and the associated notes, these disclosures are not repeated below

Secondary reporting format – Geographical segments

The Group's operations are located in Europe, the USA and Asia The head office is located in Europe and the manufacturing operations are centred in Asia

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods and services

	Sales revenue by geographical market 2006 $000	2005 $000
Europe	62,804	54,095
USA	57,986	22,738
Asia	573,415	397,594
Other	10,490	12,104
	704,695	486,531

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located

	Carrying amount of segment assets		Additions to property plant and equipment and intangible assets	
	2006 $000	2005 $000	2006 $000	2005 $000
Europe	376,583	275,168	28,965	25,120
USA	24,934	16,810	886	277
Asia	4,937	(15,185)	20,871	387
Other	(245)	244	–	–
	406,209	277,037	50,722	25,784

From January 2007, CSR reorganised into two business segments As a result, CSR will report segmental information in the financial statements in respect of the two business segments during 2007 The two business segments are Cellular, which includes mobile phones and headsets and Non Cellular, which includes PC, Automotive and Consumer Applications

6 Profit for the period
Profit for the period has been arrived at after charging (crediting)

	2006 $000	2005 $000
Net foreign exchange (gains) losses	(618)	646
Research and development costs	109,313	60,340
Government grants	–	(11)
Depreciation of property, plant and equipment	11,183	4,991
Amortisation of intangible assets	8,481	4,817
Staff costs (see note 7)	94,887	56,504
Auditors' remuneration for audit services (see below)	319	306
Deferred tax adjustment to goodwill (see note 11)	745	–

Amounts payable to Deloitte & Touche LLP and their associates by the Company and its UK subsidiary undertakings in respect of non-audit services were $215,000 (2005 $408,000)

6 Profit for the period (continued)

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below

	2006 $000	2005 $000
Fees payable to the Company's auditors for the audit of the Company's annual accounts	85	86
The audit of the Company's subsidiaries pursuant to legislation	234	220
Total audit fees	319	306

Other services pursuant to legislation	34	35
Corporate finance services	–	55
Tax services		
– tax compliance	57	77
– tax advisory	124	241
Total non-audit fees	215	408

Fees for corporate finance services principally comprise amounts payable to the auditors for due diligence on the acquisition of Clarity Technologies Inc in March 2005

A description of the work of the Audit Committee is set out in the Corporate Governance report on page 41 and includes an explanation of how auditor objectivity and independence is safeguarded when non-audit services are provided by the auditors

Significant non-audit services require pre-approval by the Audit Committee

7 Staff costs

The average monthly number of employees (including executive directors) was

	2006 Number	2005 Number
Research and development	541	303
Sales and marketing	184	131
General and administrative	91	55
	816	489

	$000	$000
Their aggregate remuneration comprised		
Salaries	76,151	46,532
Social security costs	6,553	4,807
Other pension costs	4,347	2,757
Share option charges (note 27)	7,836	2,408
	94,887	56,504

Details of directors' remuneration are given in the directors' remuneration report

8 Finance costs

	2006 $000	2005 $000
Interest expense and similar charges	207	213
Foreign exchange losses	497	570
Finance costs	704	783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the 52 weeks ended 29 December 2006
Continued

9 Taxation

	2006 $000	2005 $000
Current income tax payable for the year	32,602	10,372
Current income tax benefit recognised in equity (note 23)	6,302	14,468
Current income tax charge	38,904	24,840
Adjustment in respect of current income tax of prior years	2,914	(408)
Total current income tax charge	41,818	24,432
Deferred tax charge	3,860	6,778
Adjustment in respect of deferred tax of prior years	(2,478)	–
Total deferred tax charge (note 18)	1,382	6,778
Total tax charge	43,200	31,210

Corporation tax is calculated at 30% (2005 30%) of the estimated assessable profit for the year

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions

The charge for the year can be reconciled to the profit per the income statement as follows

	2006 $000	2006 %	2005 $000	2005 %
Profit before tax	154,397	100 0	114,366	100 0
Tax at the UK corporation tax rate of 30% (2005 30%)	46,319	30 0	34,310	30 0
Tax benefit of additional specific tax reliefs	(4,220)	(2 7)	(2,945)	(2 6)
Tax effect of utilisation of tax losses not previously recognised	–	–	(268)	(0 2)
Effect of different tax rates of subsidiaries operating in other jurisdictions	409	0 3	(155)	(0 1)
Adjustments to tax charge in respect of prior years	436	0 3	(408)	(0 4)
Non deductible expenses	245	0 1	–	–
Tax losses not utilised	11	–	676	0 6
Tax expense and effective tax rate for the period	43,200	28 0	31,210	27 3

10 Earnings per share
The calculations of earnings per share are based on the following data

Earnings	2006 $000	2005 $000
Earnings for the financial period	111,197	83,156

Number of shares	Number of shares	Number of shares
Weighted average number of shares		
For basic earnings per share	129,513,071	124,190,594
Effect of dilutive potential ordinary shares – share options	6,319,171	9,414,582
For diluted earnings per share	135,832,242	133,605,176

11 Goodwill

	$000
Cost and carrying amount	
At 31 December 2005	52,697
Adjustment for recognition of deferred tax asset	(745)
At 29 December 2006	51,952

Goodwill acquired in a business combination is allocated, at acquisition, to the single cash-generating unit

The Group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired

The recoverable amount of the cash-generating unit is determined from a value in use calculation The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the Group Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market

11 Goodwill (continued)

The calculation has been based on the most recent cash flow forecasts for the next 3 years which have been approved by management

The rate used to discount the forecast cash flows is 11%

At the time of the acquisitions in 2005 the acquired entities included brought forward tax losses These were not recognised at the time of the acquisition as it was not considered probable that taxable profit would be available against which these losses could be utilised During 2006, a deferred tax asset has been recognised for some of these losses and, in accordance with IFRS 3, an equivalent adjustment has been made to goodwill

The charge of $745,000 was included in administrative expenses

12 Other intangible assets

	Purchased in process research and development $ 000	Customer contracts and relationships $ 000	Software licences $ 000	Assets in the course of construction $ 000	Total $ 000
Cost					
At 1 January 2005	-	-	10,293	384	10,677
Additions	-	-	8,241	246	8,487
Acquired on acquisition of subsidiaries	13,400	2,000	2,677	-	18,077
Disposals	-	-	(33)	-	(33)
Transfers	-	-	473	(473)	-
At 30 December 2005	13,400	2,000	21,651	157	37,208
Additions	-	-	16,623	-	16,623
Disposals	-	-	(3,467)	-	(3,467)
Transfers	-	-	157	(157)	-
At 29 December 2006	13,400	2,000	34,964	-	50,364
Amortisation					
At 1 January 2005	-	-	4,327	-	4,327
Charge for the year	546	369	3,902	-	4,817
Acquired on acquisition of subsidiaries	-	-	2,589	-	2,589
Disposals	-	-	(33)	-	(33)
At 30 December 2005	546	369	10,785	-	11,700
Charge for the year	1,394	667	6,420	-	8,481
Disposals	-	-	(1,503)	-	(1,503)
At 29 December 2006	1,940	1,036	15,702	-	18,678
Carrying amount					
At 29 December 2006	11,460	964	19,262	-	31,686
At 30 December 2005	12,854	1,631	10,866	157	25,508

Leased assets included above

Carrying amount					
At 29 December 2006	-	-	8,108	-	8,108
At 30 December 2005	-	-	6,866	-	6,866

Amortisation of intangible fixed assets is included within 'Research and development' and 'Administrative expenses' in the income statement

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the 52 weeks ended 29 December 2006
Continued

13 Property, plant and equipment

	Test equipment $000	Leasehold improvements $000	Furniture and fittings $000	Computer equipment $000	Office equipment $000	Assets in the course of construction $000	Total $000
Cost							
At 1 January 2005	6,157	1,022	760	5,388	693	125	14,145
Additions	9,764	1,545	935	4,670	383	-	17,297
Disposals	-	(180)	(226)	(1,105)	(82)	-	(1,593)
Transfers	-	-	-	125	-	(125)	-
Acquired on acquisition of subsidiaries	9,313	374	121	6,349	547	-	16,704
At 30 December 2005	25,234	2,761	1,590	15,427	1,541	-	46,553
Additions	24,680	1,043	2,110	5,313	953	-	34,099
Disposals	(77)	(211)	(115)	(424)	(121)	-	(948)
At 29 December 2006	49,837	3,593	3,585	20,316	2,373	-	79,704
Depreciation							
At 1 January 2005	3,383	63	504	3,190	530	-	7,670
Charge for the year	2,439	258	316	1,906	72	-	4,991
Disposals	-	(180)	(217)	(1,031)	(78)	-	(1,506)
Acquired on acquisition of subsidiaries	7,531	281	71	4,505	469	-	12,857
At 30 December 2005	13,353	422	674	8,570	993	-	24,012
Charge for the year	4,950	612	754	4,619	248	-	11,183
Disposals	(77)	(211)	(115)	(424)	(118)	-	(945)
At 29 December 2006	18,226	823	1,313	12,765	1,123	-	34,250
Carrying amount							
At 29 December 2006	31,611	2,770	2,272	7,551	1,250	-	45,454
At 30 December 2005	11,881	2,339	916	6,857	548	-	22,541

Leased assets included above

Carrying amount							
At 29 December 2006	-	-	-	558	9	-	567
At 30 December 2005	-	-	-	863	47	-	910

14 Subsidiaries
A list of the significant investments in subsidiaries, including the name, country of incorporation, proportion of ownership interest is given in note 33 to the Company's separate financial statements

15 Inventories

	2006 $000	2005 $000
Raw materials	51,246	28,272
Work in progress	12,143	24,092
Finished goods	43,081	17,308
	106,470	69,672

16 Other financial assets

Trade and other receivables

	2006 $'000	2005 $'000
Trade receivables	87,246	62,540
Corporation tax	–	18
VAT	1,098	1,716
Other debtors	8,330	6,623
Prepayments and accrued income	5,148	4,390
	101,822	75,287

The average credit period taken on trade receivables is 45 days (2005 42 days) An allowance has been made for estimated irrecoverable amounts within trade receivables of $92,000 (2005 $162,000) This allowance has been determined by reference to past default experience

The directors consider that the carrying amount of trade and other receivables approximates to their fair value

Cash and cash equivalents

Bank balances and cash comprise cash held by the Group and short term bank deposits with an original maturity of three months or less The carrying amount of these assets approximates their fair value

Treasury deposits

Treasury deposits represent bank deposits with an original maturity of over three months

Credit risk

The Group's principal financial assets are bank balances and cash, treasury deposits and trade and other receivables

The Group's credit risk is primarily attributable to its trade receivables The amounts presented in the balance sheet are net of allowances for doubtful receivables

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies

The Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers

Interest rate risk

The Group has no direct exposure to fluctuations of interest rates other than those on interest-bearing balances The majority of cash balances are held at fixed rates of interest

17 Derivative financial instruments

Currency derivatives

The Group utilises currency derivatives to hedge significant future transactions and cash flows The instruments purchased are denominated in GBP

At the balance sheet date, the total notional amount of outstanding forward foreign exchange contracts that the Group has committed is as below

	2006 $'000	2005 $'000
Forward foreign exchange contracts	89,441	87,791

These arrangements are designed to address significant exchange exposures for the next 12 months (2005 14 months) and are renewed on a revolving basis to cover between 11 and 15 months forward

At the balance sheet date, the fair value of the Group's currency derivatives is shown below

	2006 $'000	2005 $'000
Forward foreign exchange contracts	4,522	(3,828)

These amounts are based on market values of equivalent instruments at the balance sheet date The fair value of currency derivatives that are designated and effective as cash flow hedges amounting to $4,522,000 (2005 liability $3,828,000) has been deferred in equity

Amounts of $1,775,000 (2005 $590,000) and $268,000 (2005 $121,000) respectively have been transferred to the income statement and fixed assets in respect of contracts matured in the period

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the 52 weeks ended 29 December 2006
Continued

18 Deferred tax asset

	Accelerated tax depreciation $ 000	Share based payment $ 000	Fair value adjustments on acquisition $ 000	Tax losses $ 000	Other temporary differences $ 000	Total $ 000
At 1 January 2005	(1,393)	83	–	7,323	2,099	8,112
(Charge) credit to income	(2,597)	362	274	(7,033)	2,233	(6,761)
Credit to equity	–	21,282	–	–	–	21,282
Acquisition of subsidiaries	–	–	(4,479)	–	–	(4,479)
Exchange differences	–	–	–	–	(17)	(17)
At 30 December 2005	(3,990)	21,727	(4,205)	290	4,315	18,137
(Charge) credit to income	(6,517)	1,653	618	2,478	386	(1,382)
(Charge) credit to equity	–	(6,004)	–	600	–	(5,404)
Exchange differences	–	–	–	–	(1)	(1)
At 29 December 2006	(10,507)	17,376	(3,587)	3,368	4,700	11,350

At the balance sheet date, the Group has unused tax losses of $86,100,000 (2005 $59,700,000) available for offset against future profits A deferred tax asset has been recognised in respect of $9,600,000 (2005 $850,000) of such losses No deferred tax asset has been recognised in respect of the remaining $76,500,000 (2005 $58,850,000) due to the unpredictability of future profit streams within certain subsidiary entities Included in unrecognised tax losses are losses of $36,400,000 (2005 $22,800,000) that will expire in 18-20 years Other losses may be carried forward indefinitely

At 29 December 2006 there were no recognised or unrecognised deferred tax liabilities (2005 $nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, as the Group has no liability to additional taxation should such amounts be remitted due to the availability of double taxation relief

19 Obligations under finance leases

	Minimum lease payments 2006 $ 000	Minimum lease payments 2005 $ 000	Present value of minimum lease payments 2006 $ 000	Present value of minimum lease payments 2005 $ 000
Amounts payable under finance leases				
Within one year	3,385	3,811	3,384	3,806
In the second to fifth years inclusive	3,234	1,985	3,233	1,979
	6,619	5,796	6,617	5,785
Less future finance charges	2	11	–	–
Present value of lease obligations	6,617	5,785	6,617	5,785
Less Amount due for settlement within 12 months (shown under current liabilities)			(3,384)	(3,806)
Amount due for settlement after 12 months			3,233	1,979

It is the Group's policy to lease certain of its equipment under finance leases and purchase certain software licences under agreements containing deferred payment terms The average lease term is 2 4 years Interest rates are fixed at the contract date, all of the agreements containing deferred payment terms are interest free For the period ended 29 December 2006, the average effective borrowing rate was 0 01% (2005 0 07%) All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments

The fair value of the Group's lease obligations approximates their carrying amount

The Group's obligations under finance leases are secured by the lessors' right over the leased assets

20 Trade and other payables

	2006 $000	2005 $000
Trade creditors	34,538	67,839
Other taxation and social security	2,377	2,064
Other creditors	4,232	1,827
Accruals and deferred income	23,654	23,860
	64,801	95,590

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs The average credit period taken for trade purchases is 57 days (2005 62 days)

The directors consider that the carrying amount of trade and other payables approximates their fair value

21 Provisions for liabilities and charges

	Onerous lease provision $000	Returns and warranty provision $000	Total $000
At 31 December 2005	156	3,900	4,056
Charged to profit and loss account	–	1,498	1,498
Utilised in year	(156)	(1,298)	(1,454)
At 29 December 2006	–	4,100	4,100

Onerous lease provision
The Group provides for the discounted anticipated costs of satisfying the terms of any onerous leases, less any anticipated income from subletting the buildings

Returns and warranty provision
The Group provides for the anticipated costs associated with returns under standard warranty terms It is anticipated that the provision will be used over two years

22 Called-up share capital

Company

Authorised share capital

		2006 £000	2005 £000
185,000,000	Ordinary Shares of £0 001 each – equity	185	185

Allotted, called-up and fully paid

		2006 $000	2005 $000
130,206,208 (2005 127,879,155)	Ordinary Shares of £0 001 each – equity	232	228

Changes to share capital

Equity shares

2,327,053 Ordinary Shares were issued from employee option exercises between 31 December 2005 and 29 December 2006 Consideration was $2,954,067, at a premium of $2,949,847

The Company has one class of ordinary shares which carry no right to fixed income

There are 7,500 deferred shares of £0 00067 each These shares have no rights

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the 52 weeks ended 29 December 2006
Continued

22 Called-up share capital (continued)
The following options and share awards over Ordinary Shares of £0 001 have been granted and were outstanding at the end of the year

Grant date	Number of shares subject to option or share award	Exercise price per share £	Vesting period
1 April 1999	164,836	0 00333	5 years
17 August 1999 – 25 November 1999	801,800	0 05367	5 years
24 January 2000 to 19 February 2000	49,400	0 15633	5 years
21 February 2000 – 23 October 2000	629,929	0 50333	5 years
30 October 2000 – 9 September 2002	655,170	2 38500	5 years
30 September 2002 – 10 November 2003	507,711	1 01000	5 years
18 November 2003 – 2 February 2004	390,865	1 02500	5 years
26 February 2004	693,700	2 35000	3 years
26 February 2004	172,015	2 35000	3 years[2]
26 February 2004	214,900	2 00000	3 years
26 February 2004	607,985	2 00000	3 years[2]
1 May 2004	490,147	1 88000	3 years[3]
30 June 2004	25,000	4 02000	3 years[2]
30 September 2004	125,103	2 69400	3 years[3]
30 September 2004	35,000	3 62500	3 years[2]
29 March 2005	92,313	3 06000	3 years[3]
4 April 2005	28,358	3 35000	3 years[2]
5 May 2005	488,050	3 21000	3 years[2]
5 May 2005	211,400	0 00100	3 years
5 May 2005	320,700	0 00100	3 years[1]
1 November 2005	264,454	4 52870	3 years[3]
15 December 2005	22,557	0 00100	3 years[1]
15 December 2005	100,000	0 00100	5 years
15 December 2005	45,114	8 93000	3 years[2]
1 March 2006	76,905	0 00100	3 years[1]
1 March 2006	45,718	9 05000	3 years
1 March 2006	119,528	9 99000	3 years[2]
31 March 2006	66,356	7 81070	3 years[3]
03 May 2006	13,931	12 9200	3 years
25 May 2006	253,950	12 4100	3 years[2]
25 May 2006	502,560	0 00100	3 years[1]
25 May 2006	641,040	12 4100	5 years
25 May 2006	69,560	0 00100	3 years
1 June 2006	27,098	13 7900	3 years[2]
1 June 2006	13,549	0 00100	3 years[1]
2 August 2006	30,287	11 0967	5 years
1 September 2006	32,002	11 5000	3 years[2]
1 September 2006	16,001	0 00100	3 years[1]
1 November 2006	43,257	9 08800	3 years[3]
15 November 2006	137,583	6 27000	5 years
	9,225,832		

1 These options have vesting conditions based on the Company's performance against comparator companies based on TSR rankings over the vesting period

2 These options have vesting conditions based on EPS growth over the vesting period

3 These options have been issued as part of the Company's SAYE scheme

Exercise period Vested options and share awards are exercisable within ten years from the grant date, SAYE options are exercisable within 6 months of the vesting date

23 Reserves

	Share premium account $ 000	Capital redemption reserve $ 000	Merger reserve $ 000	Hedging reserve $ 000	Share-based payment reserve $ 000	Retained earnings $ 000	Total $ 000
At 31 December 2005	81,161	950	61,574	(2,181)	3,167	132,138	276,809
Share issues	2,950	-	-	-	-	-	2,950
Share-based payment	-	-	-	-	7,836	-	7,836
Deferred tax liability on share option gains and tax losses	-	-	-	-	-	(5,404)	(5,404)
Current tax benefit taken directly to equity	-	-	-	(1,886)	-	8,188	6,302
Gain on cash flow hedges	-	-	-	8,350	-	-	8,350
Transferred to income statement in respect of cash flow hedges	-	-	-	(2,063)	-	-	(2,063)
Retained profit for the year	-	-	-	-	-	111,197	111,197
At 29 December 2006	84,111	950	61,574	2,220	11,003	246,119	405,977

The share premium account and the capital redemption reserve are not distributable The merger reserve arose on the combination of CSR plc and Cambridge Silicon Radio Limited

24 Notes to the cash flow statement

	2006 $ 000	2005 $ 000
Operating profit from continuing operations	148,995	111,936
Adjustments for		
Depreciation of property, plant and equipment	11,183	4,991
Amortisation of intangible assets	8,481	4,817
Deferred tax transfer to goodwill	745	-
Loss on disposal of property, plant and equipment	3	87
Loss on disposal of intangible assets	24	-
Share related charges	7,836	2,408
Increase in provisions	172	104
Operating cash flows before movements in working capital	177,439	124,343
Increase in inventories	(36,798)	(39,584)
Increase in receivables	(28,684)	(35,553)
(Decrease) increase in payables	(28,478)	54,078
Cash generated by operations	83,479	103,284
Foreign taxes paid	(312)	(131)
Corporation tax	(17,461)	(7,971)
Interest paid	(207)	(213)
Net cash from operating activities	65,499	94,969

Additions to software licences during the year amounting to $7,529,000 were purchased under staged payment plans

Software licences with a net book value of $1,504,000 were disposed during the year of which $1,480,000 was held under a staged payment plan which was cancelled

Cash and cash equivalents (which are presented as a single class of asset on the face of the balance sheet) comprise cash at bank and other short term highly liquid investments with a maturity of three months or less

25 Alleged patent infringement

CSR was alerted to a complaint filed by the Washington Research Foundation in the Federal Court of Seattle, Washington alleging patent infringement against four companies Matsushita, Panasonic, Nokia and Samsung The complaint refers to certain U S patents owned by the University of Washington claimed to be relevant to Bluetooth chips CSR believes the suit is without merit in relation to CSR's Bluetooth chips CSR will defend its products vigorously and, to this end, moved to intervene in the legal action on 30 January 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the 52 weeks ended 29 December 2006
Continued

26 Operating lease arrangements

	2006 $000	2005 $000
Minimum lease payments under operating leases recognised in the income statement for the year	4,662	1,721

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows

	2006 $000	2005 $000
Within one year	5,901	2,768
In the second to fifth years inclusive	15,578	8,772
After five years	4,799	5,413
	26,278	16,953

Operating lease payments represent rentals payable by the Group for certain of its office properties and office equipment Leases are negotiated for an average term of 3 80 years and rentals are fixed for an average of 3 80 years

27 Share-based payments
CSR plc has grants and awards in the following Share Schemes which result in charges to the Income Statement

Global share option scheme
The Company has a share option scheme for all employees of the Group, under which share options were issued prior to flotation, at a price based on the most recent private funding round All employees were granted options on joining CSR These options have a vesting period of 5 years, with 20% of options vesting 1 year after grant, then the remainder vesting in equal quarterly instalments over the remaining 4 years Other options (in addition to those related to employees joining) were also granted under this scheme In all cases if the options remain unexercised after a period of 10 years from the date of grant, the options expire Options are forfeited if the employee leaves the Group before the options vest No grants have been made under this scheme since flotation

Company Share Option Plan (CSOP)
The Company introduced a new scheme at flotation called the CSR plc Share Option Plan The following grants have been made under the scheme

Flotation grant
On the Company's flotation in February 2004, the Company issued share options to all employees, at a price based on the share price on the day of flotation The vesting period is 3 years If the options remain unexercised after a period of 10 years from the date of grant, the options expire Options are forfeited if the employee leaves the Group before the options vest

Performance grants
On the Company's flotation in February 2004, and in May 2005, May 2006 and certain other dates (relating to employees joining) the Company issued share options at a price based on the average share price over the preceding three days The vesting period of these grants is 3 years and vesting is dependent meeting certain EPS based performance conditions If the options remain unexercised after a period of 10 years from the date of grant, the options expire Options are forfeited if the employee leaves the Group before the options vest

Starter grants
The Company grants options to new starters to assist in recruitment Options are exercisable at a price equal to the average share price on the three days preceding the grant date or the immediately preceding dealing day The vesting period of the options is over a period of five years with 40% vesting after two years and 5% vesting each quarter thereafter Grants are forfeited if the employee leaves the Group before the options vest The Company has also issued starter grants to senior employees that vest after three years

CSR Share Award Plan
In May 2005, following approval of shareholders at the 2005 Annual General Meeting, the Company introduced the CSR plc Share Award Plan, which allows for options to be granted for exercise at a future date at a price equivalent to the nominal value of the Company's shares of £0 001 The following awards have been made

Retention Awards
The Company issues certain employees with rights to purchase shares at nominal value (£0 001) as a method of staff retention The vesting period of these share awards is 3 years If the share awards remain unexercised after a period of 10 years from the date of grant, the awards expire Awards are forfeited if the employee leaves the Group before the options vest

Performance Awards
The Company issues certain employees with rights to purchase shares at nominal value (£0 001) as a method of staff incentivisation The vesting period of these share awards is 3 years The vesting of the awards is also subject to the Company satisfying two performance conditions The first is the Total Shareholder Return of the Company's shares when compared to a basket of companies selected at the time an award is first granted In order for the shares to vest, the Company must have met or exceeded certain TSR thresholds compared with the TSR performance of the basket of other companies In the event the Company satisfies any one of the TRS thresholds, the Remuneration Committee then considers the extent of any improvement in the underlying financial performance of the Company

27 Share-based payments (continued)

SAYE Schemes

The Company operates a SAYE scheme, whereby employees are allowed to subscribe to a monthly savings amount for a period of 3 years, at the end of the three year period, the employee is allowed to either receive their saved amount plus interest or purchase shares in the Company at a price based on the average share price on the three days prior or the immediately preceding dealing day to each contract invitation date, discounted by 20% This scheme is open to all employees subject to Inland Revenue approved limits on total investment, and invitations are issued every six months Employees have a period of six months following the conclusion of each contract to exercise their option to purchase shares

Share options outstanding

Details of the share options outstanding during the year are as follows

	2006		2005	
	Number of share options	Weighted average exercise price (£)	Number of share options	Weighted average exercise price (£)
Outstanding at beginning of period	9,660,051	1 42	13,767,865	0 85
Granted during the period	2,142,862	7 55	1,790,335	2 27
Forfeited during the period	(250,028)	0 51	(120,805)	0 99
Exercised during the period	(2,327,053)	0 70	(5,777,344)	0 33
Outstanding at the end of the period	9,225,832	2 96	9,660,051	1 42
Exercisable at the end of the period	2,964,894	0 88	4,625,634	0 67

The weighted average share price at the date of exercise for share options exercised during the period was £11 33 The options outstanding at 29 December 2006 had a weighted average exercise price of £2 96, and a weighted average remaining contractual life of 6 years In 2006, options were granted on 1 March, 31 March, 3 May, 25 May, 1 June, 2 August, 1 September, 1 November and 15 November The aggregate estimated fair value of the options granted on those dates is $22,296,000 The weighted average fair value of these options was $10 40 In 2005, options were granted on 29 March, 4 April, 5 May, 1 November and 15 December The aggregate estimated fair value of the options granted on those dates is $7,575,000 The weighted average fair value of these options was $4 23

The fair values of the share option and share award grants were based on the following inputs

SAYE Schemes

The inputs to the Black-Scholes model are as follows

	2006	2005
Weighted average share price (£)	7 85 – 12 00	3 83 – 5 66
Weighted average exercise price (£)	7 81 – 9 09	3 06 – 4 53
Expected volatility	44% – 51%	43%
Expected life	3 years	3 years
Risk free rate	4 36% – 4 54%	4 35% – 4 73%
Expected dividends	0%	0%

Expected volatility was determined by calculating the historical volatility of the Group's share price over the period since flotation The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations

Company Share Option Plan (CSOP)

The inputs to the Black-Scholes model are as follows

	2006	2005
Weighted average share price (£)	10 41 – 14 73	3 21 – 8 70
Weighted average exercise price (£)	9 99 – 13 79	3 21 – 8 93
Expected volatility	44% – 48%	43% – 44%
Expected life	3 – 4 years	3 – 4 years
Risk free rate	4 17% – 4 52%	4 30% – 4 73%
Expected dividends	0%	0%

Expected volatility was determined by calculating the historical volatility of the Group's share price over the period since flotation The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations The adjustments for the performance conditions are reflected in the proportion of options anticipated to vest

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the 52 weeks ended 29 December 2006
Continued

27 Share-based payments (continued)

Starter Grants

The inputs to the Black-Scholes model are as follows

	2006	2005
Weighted average share price (£)	6 85 – 14 13	–
Weighted average exercise price (£)	6 27 – 12 92	–
Expected volatility	44% – 54%	–
Expected life	3 – 5 years	–
Risk free rate	4 17% – 4 60%	–
Expected dividends	0%	–

Expected volatility was determined by calculating the historical volatility of the Group's share price over the period since flotation The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations

Retention award

The fair value was based upon the share price on the date of grant

Performance Awards

The fair value was based upon Monte-Carlo simulation of the performance of the 40 comparator companies included in the TSR conditions of the award Following the de-listing of TTP Com during the year, this company was removed from the comparator group in accordance with the provisions in the Plan rules and will not be replaced

Expected volatility for each Company was determined by calculating the historical volatility of the individual Company's share price over the longer of the period from flotation and 3 years from the date of grant

Early vesting of share options

On 15 December 2005, the Remuneration Committee determined that options granted to John Hodgson, then Chief Executive Officer, could be exercised early in conjunction with his retirement, effective 28 February 2006 It was also determined that the performance conditions applying to each options grant would be assessed as at December 2005, which it was agreed had been satisfied Accordingly, all options granted under each of the CSR Share Award Plan, the CSR Global Share Option Plan and the CSR plc Share Option Plan vested effective 28 February 2006 The incremental fair value of $637,000 was expensed over the remaining vesting period The incremental fair value was measured based upon the share price at the date of the modification, following the acceleration of the performance period

Share option charges

The Group recognised total expenses of $7,836,000 (2005 $2,408,000) related to equity-settled share-based payment transactions in 2006 and 2005 respectively

28 Retirement benefits scheme

The Group operates a defined contribution retirement benefit scheme for all qualifying employees The assets of the scheme are held separately from those of the Group in funds under the control of trustees

The total cost charged to income of $4,347,000 represents contributions payable to this scheme by the Group at rates specified in the rules of the plan As at 29 December 2006, contributions of $894,000 (2005 $468,000) due in respect of the current reporting period had not been paid over to the scheme

29 Events after the balance sheet date

On 12 January 2007, CSR plc acquired the entire issued share capital of Cambridge Positioning Systems Limited for a total cash consideration of $35 million Also on 12 January 2007, CSR plc acquired the entire issued share capital of NordNav Technologies AB for an initial cash consideration of $40 million A further cash consideration of up to $35 million may be payable subject to future performance objectives being met by NordNav The acquisitions were financed entirely from CSR's existing cash resources

It is too early to give an indication of the goodwill likely to arise as a result of these acquisitions as the purchase price allocation is yet to be finalised

30 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures Further information about the remuneration of individual directors is provided in the audited part of the Directors' Remuneration Report on pages 56 to 58

	2006 $ 000	2005 $ 000
Short-term employee benefits	3,338	2,622
Post-employment benefits	318	140
Share-based payment	1,780	777
	5,436	3,539

Pursuant to the terms of his service agreement, John Scarisbrick (CEO) has elected for a cash payment equivalent to 20% of his gross salary, from which tax and other statutory deductions are made This payment is in lieu of a contribution of 20% of his gross salary to the Group's UK and US pension plans for the 12 month period ended 29 December 2006

On 12 January 2007, the Company paid John Scarisbrick (CEO) $49,477 for 2,388,188 E shares in Cambridge Positioning Systems Limited as part of the acquisition of Cambridge Positioning Systems Limited

On 19 August 2005, the Company paid John Scarisbrick (CEO) $90,039 for 215,164 A shares in UbiNetics (VPT) Limited as part of the acquisition of UbiNetics (VPT) Limited

COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY For the 52 weeks ended 29 December 2006

	Notes	2006 $000	2005 $000
At beginning of period		86,445	80,612
Profit for the period		95	23
Issue of share capital	22	2,954	3,402
Share-based payments		7,836	2,408
At end of period		97,330	86,445

COMPANY BALANCE SHEET 29 December 2006

	Notes	29 December 2006 $000	(restated) 30 December 2005 $000
Non-current assets			
Subsidiaries	33	61,314	53,478
Current assets			
Other receivables	34	388	478
Treasury deposits	34	30,000	25,000
Cash and cash equivalents	34	65,000	40,716
		95,388	66,194
Total assets		156,702	119,672
Current liabilities			
Trade and other payables	35	59,372	33,227
Net current assets		36,016	32,967
Net assets		97,330	86,445
Equity			
Share capital	22	232	228
Share premium account	23	84,111	81,161
Capital redemption reserve	23	950	950
Share-based payment reserve	23	11,003	3,167
Retained earnings	36	1,034	939
Total equity		97,330	86,445

These financial statements were approved by the board of directors and authorised for issue on 21 February 2007

They were signed on its behalf by

Paul Goodridge
21 February 2007

John Whybrow
21 February 2007

COMPANY CASH FLOW STATEMENT For the 52 weeks ended 29 December 2006

	Notes	2006 $000	2005 $000
Net cash from operating activities	37	22,497	29,690
Investing activities			
Interest received		3,799	1,593
(Purchase) sale of treasury deposits		(5,000)	10,000
Acquisition of subsidiary		–	(47,541)
Net cash used in investing activities		(1,201)	(35,948)
Financing activities			
Proceeds on issue of share capital		2,959	3,435
Net cash from financing activities		2,959	3,435
Net increase (decrease) in cash and cash equivalents		24,255	(2,823)
Cash and cash equivalents at beginning of period		40,716	43,906
Effect of foreign exchange rate changes		29	(367)
Cash and cash equivalents at end of period		65,000	40,716

NOTES TO THE COMPANY FINANCIAL STATEMENTS For the 52 weeks ended 29 December 2006

31 Significant accounting policies

The separate financial statements of the Company are presented as required by the Companies Act 1985
As permitted by that Act, the separate financial statements have been prepared in accordance with International Financial Reporting Standards

The financial statements have been prepared on the historical cost basis The principal accounting policies adopted are the same as those set out in note 2 to the consolidated financial statements

The impact of the early adoption of IFRIC 11 is discussed in note 2

32 Profit attributable to CSR plc

The profit for the financial year dealt with in the financial statements of the parent Company, CSR plc, was $95,000 (2005 $23,000)
As permitted by s230 of the Companies Act 1985, no separate income statement is presented in respect of the parent Company

Profit is stated after charging

	2006 $000	2005 $000
Net foreign exchange losses	373	367
Auditors' remuneration for audit services	85	86

The Company had 1 employee during 2006 (2005 nil)
The directors' remuneration in both years was borne by CSR Limited

33 Subsidiaries

Details of the Company's subsidiaries at 29 December 2006 are as follows

Name	Place of incorporation (or registration) and operation	Proportion of ownership interest %	Proportion of voting power held %	Method used to account for investment
Direct ownership				
Cambridge Silicon Radio Limited	UK	100	100	Acquisition
UbiNetics VPT Limited	UK	100	100	Acquisition
Indirect ownership				
Cambridge Silicon Radio Inc	Delaware	100	100	Acquisition
CSR China (Shanghai) Co Limited	China	100	100	Acquisition
CSR KK	Japan	100	100	Acquisition
CSR Korea Limited	Korea	100	100	Acquisition
CSR Sweden AB	Sweden	100	100	Acquisition
Cambridge Silicon Radio Sarl	France	100	100	Acquisition
Cambridge Silicon Radio (UK) Limited	UK	100	100	Acquisition
Cambridge Silicon Radio Holdings Inc	Delaware	100	100	Acquisition
Clarity Technologies, Inc	Michigan	100	100	Acquisition
CSR (India) Private Limited	India	100	100	Acquisition
UbiNetics Wireless Technologies (Shenzen) Company Limited	China	100	100	Acquisition
UbiNetics (Cayman Islands) Ltd	Cayman Islands	100	100	Acquisition
UbiNetics (Hong Kong) Limited	Hong Kong	100	100	Acquisition
UbiNetics (North America) Inc	Delaware	100	100	Acquisition
UbiNetics (IP) Limited	UK	100	100	Acquisition
UbiNetics 3G Limited	UK	100	100	Acquisition
UbiNetics Module Limited	UK	100	100	Acquisition
UbiNetics Technology Limited	UK	100	100	Acquisition
UbiNetics Designs Limited	UK	100	100	Acquisition

As a result of the early adoption of IFRC 11 (see note 2), the carrying value of the Company's investment in subsidiaries was restated for the 52 weeks ended 30 December 2005 from $50,311,000 to $53,478,000, an increase of $3,167,000

34 Other financial assets

Other receivables

	2006 $'000	2005 $'000
Other debtors	–	181
Prepayments and accrued income	388	297
	388	478

The directors consider that the carrying amount of other receivables approximates their fair value

Cash and cash equivalents

Bank balances and cash comprise cash held by the Group and short term bank deposits with an original maturity of three months or less
The carrying amount of these assets approximates to their fair value

Treasury deposits

Treasury deposits represent bank deposits with an original maturity of over three months

35 Trade and other payables

	2006 $'000	(restated) 2005 $'000
Amounts owed to subsidiary undertakings	59,372	33,060
Other taxation and social security	–	167
	59,372	33,227

As a result of the early adoption of IFRC11, (see note 2), amounts owed to subsidiary undertakings were restated for the 52 weeks ended 30 December 2005 from $29,893,000 to $33,060,000, an increase of $3,167,000

36 Reserves

	Retained earnings $'000
Balance at 1 January 2005	916
Net profit for the year	23
Balance at 30 December 2005	939
Net profit for the year	95
Balance at 29 December 2006	1,034

The movements on the other reserves are disclosed in note 23 to the consolidated financial statements

37 Notes to the cash flow statement

	2006 $'000	2005 $'000
Operating loss from continuing operations	(3,829)	(1,488)
Operating cash flows before movements in working capital	(3,829)	(1,488)
Decrease in receivables	181	511
Increase in payables	26,145	30,669
Cash generated by operations	22,497	29,692
Interest paid	–	(2)
Net cash from operating activities	22,497	29,690

Cash and cash equivalents (which are presented as a single class of asset on the face of the balance sheet) comprise cash at bank and other short term highly liquid investments with a maturity of three months or less

FIVE YEAR SUMMARY

	2002 $000	2003 $000	2004 $000	2005 $000	2006 $000
Results					
Turnover	27,682	67,622	253,146	486,531	704,695
Operating (loss) profit	(15,343)	(2,407)	58,457	111,936	148,995
(Loss) profit on ordinary activities before taxation	(15,175)	(1,616)	59,980	114,366	154,397
Taxation	1,123	4,540	1,579	(31,210)	(43,200)
(Loss) profit for the financial year	(14,052)	2,924	61,559	83,156	111,197
Assets employed					
Non-current assets	6,530	8,603	20,937	118,883	140,442
Net current assets	25,678	27,546	137,314	160,133	269,000
Creditors Amounts falling due after more than one year	(202)	–	(1,160)	(1,979)	(3,233)
Long term provisions	(464)	(756)	(1,606)	–	–
Net assets	31,542	35,393	155,485	277,037	406,209
Key statistics	$	$	$	$	$
Earnings per share	(0 17)	0 03	0 53	0 67	0 86
Diluted earnings per share	(0 17)	0 03	0 48	0 62	0 82

The amounts disclosed for 2003 and earlier periods are stated on the basis of UK GAAP because it is not practicable to restate amounts for periods prior to the date of transition to IFRS

The principal differences between UK GAAP and IFRS that resulted in a restatement of the 2004 financial statements on transition were as follows

- A charge was recognised in respect of share options falling under the scope of IFRS 2,
- The deferred tax asset was increased as a result of the additional tax benefit in the year from the recording of share-based payment charges,
- Computer software was reclassified on the balance sheet so as to be intangible assets,
- Amounts were reclassified on the balance sheet between treasury deposits and cash and cash equivalents,
- Tax liabilities were shown separately on the balance sheet,
- Liabilities related to the purchase of intangible licences under payment plans were reclassified as finance leases,
- Provisions were split between those greater than one year and less than one year The only period effected by the transition was 2004, 2005 was presented under IFRS

Detailed disclosures for the effect of the transition to IFRS were given in the 2005 financial statements

SHARE AND CORPORATE INFORMATION

CSR plc
Unit 400
Cambridge Science Park
Milton Road
Cambridge
CB4 0WH

Registered in England and Wales number 4187346
www csr com

Advisors

Auditors	**Deloitte & Touche LLP**
Corporate brokers	**JPMorgan Cazenove Limited, UBS Limited**
Solicitors	**Slaughter and May**
Bank	**Lloyds TSB Bank plc**

Share information at 26 February 2007

Shares outstanding	130,399,051
Trading symbol	CSR
Country of register	Great Britain
Market	London Stock Exchange
SEDOL	3414738
Registrar	Lloyds TSB Registrars The Causeway, Worthing, West Sussex BN99 6DA

Shareholder information

Holding	Number of shareholders	% age of total shareholders
1 - 1,000	716	47 39
1,001 - 5,000	283	18 73
5,001 - 10,000	107	7 08
10,001 - 50,000	198	13 10
50,001 - 100,000	65	4 30
100,001 - 250,000	51	3 38
Over 250,000	91	6 02
Total	1,511	100 00

Share capital structure

	Disclosed holding ordinary share capital	% issued
Fidelity, FMR Corp, Fidelity International Limited	16,413,053	12 59
BlackRock Investment Management (UK) Limited	11,151,382	8 55
Schroders Plc	7,543,715	5 79
Credit Suisse Securities (Europe) Limited and Credit Suisse International	5,940,538	4 56
Legal & General Group Plc	4,324,861	3 32
Other Shareholders	85,025,502	65 19
Total	130,399,051	100

Based on notifications to the Company in accordance with the Companies Act 1985

GLOSSARY OF INDUSTRY TERMS

analogue a continuous representation of phenomena in terms of points along a scale each point merging imperceptibly into the next analogue signals vary continuously over a range of values real world phenomena, such as sound light and touch, are analogue

application software software that is written specifically to address a real world problem or task

baseband processor that part of a chip which is designed to implement in a digital format the algorithms protocols and logic required to implement, for example, a standard such as the Bluetooth wireless standard

bit a unit of information, a computational quantity that can take one of two values such as true and false or 0 and 1, also the smallest unit of storage sufficient to hold one bit kbit or Mbit

Bluetooth protocol stack the communications software which is required together with the baseband processor and other subsystems to implement the Bluetooth standard

Bluetooth qualified certified by one of a number of organisations approved by the SIG as meeting the Bluetooth specification and 'Bluetooth qualified products are end products and modules which are Bluetooth qualified

Bluetooth specification the specification determined by the SIG which defines the parameters which a device providing a Bluetooth system must meet different versions of the Bluetooth specification are designated v1 0, v1 1 v1 2 and v2 0

CAD Computer Aided Design a general term referring to software applications and the method of designing things using a computer

CMOS Complementary Metal Oxide Semiconductor technology a semiconductor process technology that uses planar transistors to make chips that consume relatively low power and permit a high level of integration

codec an acronym for coder/decoder codecs are integrated circuits or chips that include analogue to-digital conversion and digital-to-analogue conversion on a single chip

chip short for a microchip, semiconductor device or integrated circuit

communications protocol stack communications software which is required together with the baseband processor and other subsystems to implement a wireless communications standard

converged phones phones capable of switching between fixed broadband and wireless telecommunications networks automatically without interruption in the reception or transmission of voice or data

CSP Chip-Scale Package a semiconductor package which is as small as the semiconductor chip and is used for small firm factor applications such as mobile phones, PDAs and wireless devices

customer applications software software that is not generic and which is written to specifically address a customer-defined problem or task

DSP Digital Signal Processor, a device which enables computer manipulation using processing elements or stored programs of analogue signals which have been sampled and converted to digital form

design win CSR records a design win when a product using one of its IC's becomes Bluetooth qualified

die another word for chip, often used to refer to the chips' whilst they are still an integral part of the silicon wafer' or where they have been cut from the wafer' but are, as yet, unpackaged

digital the representation of data by a series of bits or discrete values such as 0s and 1s

dongle an electronic device that is usually plugged into the USB port of a computer in order to provide added functionality

EDR (Enhanced Data Rate) An extension of the Bluetooth standard enabling faster communication of larger files (pictures, videos and music) by a rate of up to 3 times

embedded solution a system in which all processing is carried out on-chip without the need for an external host processor

end products products produced by a product manufacturer which are in their final form and ready for the user examples include PCs and mobile phones

fab short for silicon fabrication facility manufacturing plant or foundry

fabless short for fabricationless, a business model used in the semiconductor industry where the manufacture (or fabrication) of IC's is subcontracted to a foundry

fabless semiconductor company company that uses a third party semiconductor fabrication service to manufacture silicon chips as opposed to fabrication facilities owned directly

firmware software which interfaces with and typically configures and manages the hardware in a system

flash memory electronic memory where the contents (usually an applications program) may be programmed prior to use and which retains its contents irrespective of applied power

foundry a semiconductor manufacturer that makes integrated circuits for third parties

GHz giga-Hertz

GPS Global Positioning System a satellite based radio navigation system that allows receiving devices to determine an accurate location on the surface of the planet

GSM/GPRS GSM (Global System for Mobile Communications) the most common digital mobile standard. GPRS (General Packet Radio Service) a digital mobile standard designed to send and receive voice and data such as email information from the web and which is able to transmit data at higher rates than the GSM standard

host software software running on the system in which the device is embedded

IC or integrated circuit a semiconductor device consisting of many thousands or millions of interconnected transistors and other components

IEEE
Institute of Electrical and Electronic Engineers

ISO International Standards Organisation the international organisation responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers data communications and many other fields

ISO 9000 a series of international standards for quality assurance in business practices, ratified by the ISO beginning in 1987 Certification of ISO 9000 compliance is important for selling many types of goods and services including data communications equipment and services

internet protocols the communications protocols used over the Internet

kbs 1kbs is a unit of 1024 bits per second

LEDs Light Emitting Diode a semiconductor device that emits visible light when electrical power is supplied to it

Mb or Mega Byte 1024 times 1024 bytes where 1 byte is equal to 8 'bits

memory any device that can store data in machine-readable format which may include RAM ROM and Flash

microcontroller often defined as being a microprocessor together with its memory and a means of allowing input and output

microprocessor a computer with its entire CPU contained on one integrated circuit

modem A device that enables electronic equipment to transmit and receive data over a network

motherboard the principal printed circuit board embedded within an electronic product

MP3 a file format which compresses or 'shrinks voice and music files for transfer between one electronic device to another whilst retaining CD quality audio

ODM or Original Design Manufacturer a manufacturer that designs and manufactures equipment for another company who will in turn sell this to the end-user

OEM or Original Equipment Manufacturer a manufacturer that sells equipment to retail and wholesale outlets

PAN (Personal Area Network)
a short distance wireless network specifically designed to support portable and mobile computing devices

PC personal computer

PCM Pulse Code Modulation a coding technique where an electrical signal is represented as digital data

PDA personal digital assistant a pocket sized personal computer

package the package of a semiconductor is the physical and electrical interface between the chip and the system in which it operates

profile a set of specifications defined by the SIG aimed at facilitating communication between classes of Bluetooth-enabled devices, examples include the headset and hands-free profiles

protocol a method by which two dissimilar systems can communicate

RAM random access memory

RF radio frequency

ROM read only memory

radio modulation dynamic modification of the characteristics of a radio (electromagnetic) wave in order to convey information

SIG the Bluetooth Special Interest Group

sampling the process of shipping small quantities of a new IC to a customer in order to allow the customer to test the IC in its product

semiconductor a material typically crystalline that can be altered to allow electrical current to flow or not flow in a pattern common semiconductors are silicon germanium and gallium-arsenide and the term is also used to apply to IC's made from these materials

silicon a semiconducting material used to make wafers widely used in the semiconductor industry as the basic material for integrated circuits

short range Bluetooth is principally used for communicating over ranges of up to 10 metres

sniffer software that is combined with hardware for monitoring data and voice traffic on a network over the air

SOC (System on chip) a technology that takes all the necessary electronic circuits and parts for a complete system and integrates them into a single circuit (Silicon chip)

software stack software required to implement the Bluetooth standard

transistor the basic building block of modern semiconductor microelectronics, a transistor regulates current flow or voltage

Unlicensed Mobile Access (UMA - also known as GAN Generic Access Network) is the technology that enables GSM voice and GPRS data services to be provided over unlicensed radio interfaces such as Wi-Fi

USB Universal Serial Bus an interface between a computer and add on devices

UWB Ultra wideband a wireless technology for transmitting large amounts of digital data over a wide spectrum of frequency bands with very low power for a short distance

VoIP Voice over Internet Protocol The technology used to transmit voice conversations over the packed based protocol at the heart of the internet

Wi-Fi Wi-Fi short for wireless fidelity' (also known as IEEE 802 11a/b/g) is an 11 55 Mbs raw radio bit rate data centric wireless communication standard mainly used today for wireless computer networks at home and in the office

wafer a disc made of a semiconducting material such as silicon, usually between 150mm (6") and 300mm (12") in diameter in which integrated circuits are manufactured a wafer may contain several thousand individual integrated circuits

WLCSP Wafer Level Chip Scale Packaging The technology of packaging a chip at the wafer level instead of the traditional process of assembling the package after the wafer has been diced into individual chips (see CSP)

wireless modem a modem that accesses a wireless network

yield when used in connection with manufacturing the ratio of the number of usable products to the total number of products on a wafer

CSR S OFFICES

United Kingdom
Unit 400
Cambridge Science Park
Milton Road
Cambridge
CB4 0WH
UK
Tel +44 1223 692000
Fax +44 1223 692001
www csr com

Churchill House
Cambridge Business Park
Cowley Road
Cambridge
CB4 0WZ
UK
Tel +44 (0)1223 692000
Fax +44 (0)1223 692001
www csr com

China
CSR (Shanghai) Co , Ltd
Room 2201-05 Platinum Building
No 233, Taicang Road
Luwan District
Shanghai P R C 200020
Tel +86 21 6135 2100
Fax +86 21 6135 2199
www csr com

Denmark
CSR Denmark
Novi Science Park
Niels Jernes Vej 10
9220 Aalborg East
Denmark
Tel +45 72 200 380
Fax +45 96 354 599
www csr com

France
Cambridge Silicon Radio SARL
Bat 7, Green Side
400, Av Roumanille
BP 309
06906 Sophia Antipolis Cedex
France
Tel +33 4 92 38 47 20
Fax +33 4 92 38 47 21
www csr com

India
CSR India Private Limited
11th Floor, Tower C
IBC Knowledge Park
No 4/1, Bannerghatta Main Road
Bangalore 560029
Karnataka
India
Tel 91 80 2518 3000
Fax 91 80 2518 3001
www csr com

Japan
CSR kk
Kojimachi KS Square 9F
5-3-3 Kojimachi
Chiyoda-ku, Tokyo
102-0083
Japan
Tel +81 3 5276 2911
Fax +81 3 5276 2915
www csr com

South Korea
CSR Korea Ltd
15F, West wing, POSCO center
892, Daechi-4 dong
Gangnam-Gu
Seoul 135-777
South Korea
Tel +82 2 6444 2000
Fax +82 2 6444 2001
www csr com

Sweden
CSR Sweden AB
Emdalav 16
SE-223 69 LUND
Sweden
Tel +46 46 2881600
Fax +46 46 2881601

NordNav Technologies AB
Stadsgarden 10
SE-116 45 Stockholm
Sweden
Tel +46 839 0000
Fax +46 703 113 530
www csr com

Taiwan
CSR Taiwan
6F, No 407, Ruey Kuang Road
Neihu, Taipei 11492
Taiwan, R O C
Tel +886 2 2650 2000
Fax +886 2 2650 2099
www csr com

US
Cambridge Silicon Radio, Inc
2425 N Central Expressway
Suite 1000
Richardson
TX 75080
USA
Tel +1 214 540 4300
Fax +1 972 231 1440
www csr com

Clarity Technologies, Inc
1740 Opdyke Court
Auburn Hills
MI 48326
USA
Tel +1 248 409 1400
Fax +1 248 409 1401
www claritycvc com
www csr com

END